P.E. 7/31/06

AR/S



0-27597


SEC MAIL PROCESSING
RECEIVED
NOV 14 2006
WASH, D.C.
210
SECTION



NaviSite®

Seeing through the day-to-day tasks of service delivery and maintaining our critical focus on delivering high levels of customer satisfaction every day, I am personally vitalized by the opportunity that we see to integrate our data center and infrastructure assets with our monitoring and problem management tools and our content delivery technologies to provide a "Compute and Delivery Fabric" which will leverage the virtualization tools that are now available. We anticipate that this initiative will allow us to provide even better and more efficient services to our customers while delivering both margin improvement and new revenue opportunities. The virtualization of our infrastructure, technologies and global delivery capability will be a primary goal for us this year.

The entire senior management team wishes to express our genuine appreciation to the hardworking, energetic and committed group of more than 550 worldwide NaviSite employees. Without the dedication of each of these employees, we could not have achieved the milestones that we have already passed nor would we be positioned to execute on our future vision.

Continuing with my belief that we are a technology company and a people business, I would like to express my pride in the achievements that our employees have accomplished this year. With the tremendous talent that we have in our company, I am more confident than ever that we will continue to maximize the value that NaviSite provides for our customers, partners, employees and shareholders.

Sincerely,



Arthur Becker
Chief Executive Officer
November 8, 2006

Dear NaviSite Shareholders:

Fiscal 2006 marked a new milestone for our company. As fiscal 2005 was dedicated to the completion of the integration of our previous acquisitions, in fiscal 2006, we directed our efforts toward accelerating our revenue growth which began to be realized in the second half of the fiscal year. We achieved key financial milestones with our twelfth consecutive quarter of positive EBITDA, the achievement of record EBITDA in the fourth quarter and the repayment of our maturing short term obligations in April with a new five year facility. We also increased our investment in our Content Delivery service offering, upgraded and expanded our Professional Services organization, continued to expand the operations and capabilities in our Delhi office and built a successful inside sales and business development group. We continue to focus on becoming *the* leading Single Source Provider of Application Solutions for the mid-sized enterprise market. We are encouraged by the acceptance of our comprehensive suite of services and are particularly excited by the increased interest in Software as a Service by both vendors and customers and in our Content Delivery offering. We believe that successful companies in our market will be required to offer a complete set of services to meet customer demands.

Fiscal Year 2006 Highlights:

During fiscal 2006 we redirected our efforts from integration and organization to sharpening our customer-centric approach and to embracing the exciting opportunity of integrating our data centers, network and application management tools into one compute and delivery fabric. While continuing to build the internal capabilities that will drive operating efficiencies and revenue growth, our work in fiscal 2006 allowed us to re-articulate our message from that of a provider of a broad suite of services to that of a Single Source Provider focused on the needs of our middle market customers who will benefit by using one vendor to fulfill many of their IT requirements. Concurrent with this market based approach, we are transforming our delivery capabilities to leverage our diverse collection of computing assets into one integrated fabric to compute and deliver for our customers.

The Application, Hosting and Content Delivery Group

- Signed 212 new clients
- Booked over $2.1 million of incremental monthly recurring revenue
- Increased bookings by more than 40% over fiscal 2005
- Established our inside sales force and business development team
- Increased the number of ISV's that use our Software as a Service solution for their end users to 70

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For Fiscal Year Ended July 31, 2006

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From to

Commission File 000-27597

NaviSite, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**52-2137343**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
400 Minuteman Road Andover, Massachusetts	**01810**
(Address of principal executive offices)	*(zip code)*

Registrant's telephone number, including area code
(978) 682-8300

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The approximate aggregate market value of registrant's Common Stock held by non-affiliates of the Registrant on January 31, 2006, based upon the closing price of a share of the Registrant's Common Stock on such date as reported by the Nasdaq Capital Market: $5,641,283.

On September 30, 2006, the Registrant had outstanding 29,059,977 shares of Common Stock, $0.01 par value.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its annual meeting of stockholders for the fiscal year ended July 31, 2006, which will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year, are incorporated by reference into Part III hereof.

NAVISITE, INC.

2006 ANNUAL REPORT
ON FORM 10-K

TABLE OF CONTENTS

		Page Number
	PART I	
Item 1.	Business	3
Item 1A.	Risk Factors	12
Item 1B.	Unresolved Staff Comments	20
Item 2.	Properties	21
Item 3.	Legal Proceedings	21
Item 4.	Submission of Matters to a Vote of Security Holders	23
	PART II	
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	24
Item 6.	Selected Consolidated Financial Data	25
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	26
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	34
Item 8.	Financial Statements and Supplementary Data	34
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	34
Item 9A.	Controls and Procedures	34
Item 9B.	Other Information	35
	PART III	
Item 10.	Directors and Executive Officers of the Registrant	35
Item 11.	Executive Compensation	35
Item 12.	Security Ownership of Certain Beneficial Owners and Management	35
Item 13.	Certain Relationships and Related Transactions	36
Item 14.	Principal Accounting Fees and Services	36
	PART IV	
Item 15.	Exhibits, Financial Statement Schedules	36
	Signatures	37
	Index to NaviSite, Inc. Consolidated Financial Statements	F-1

PART I

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, that involve risks and uncertainties. All statements other than statements of historical information provided herein are forward-looking statements and may contain information about financial results, economic conditions, trends and known uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of a number of factors, which include those discussed in this section and elsewhere in this report and the risks discussed in our other filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis, judgment, belief or expectation only as of the date hereof. Investors are warned that actual results may differ materially from management's expectations. We undertake no obligation to publicly reissue or update these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Item 1. *Business*

Our Business

NaviSite, Inc. provides Application Management, Hosting and Professional services for mid- to large-sized organizations. Leveraging our set of technologies and subject matter expertise, we deliver cost-effective, flexible solutions that provide responsive and predictable levels of service for our customers' businesses. We provide services throughout the information technology lifecycle. We are dedicated to delivering quality services and meeting rigorous standards, including SAS 70, Microsoft Gold, and Oracle Certified Partner certifications.

We believe that by leveraging economies of scale utilizing our global delivery approach, industry best practices and process automation, our services enable our customers to achieve significant cost savings. In addition, we are able to leverage our application services platform, NaviView™, to enable software to be delivered on-demand over the Internet, providing an alternative delivery model to the traditional licensed software model. As the platform provider for an increasing number of independent software vendors (ISVs), we enable solutions and services to a wider and growing customer base.

Our services include:

Application Management

- Application management services — Defined services provided for specific packaged applications that are incremental to managed services. Services can include monitoring, diagnostics and problem resolution. Frequently sold as a follow-on to a professional services project.
- Software as a Service — Enablement of Software as a Service to the ISV community.
- Development Services — Services include eBusiness/Web solutions, enterprise integration, business intelligence, content management and user interface design.
- Custom Services — Services include custom application management and remote infrastructure management.

Hosting Services

- Managed services — Support provided for hardware and software located in a data center. Services include business continuity and disaster recovery, connectivity, content distribution, database administration and performance tuning, desktop support, hardware management, monitoring, network management, security management, server and operating system management and storage management.

- Content Delivery — Includes the delivery of software electronically using NaviSite technology to manage version control and accelerated content distribution.
- Colocation — Physical space offered in a data center. In addition to providing the physical space, NaviSite offers environmental support, specified power with back-up power generation and network connectivity options.

Professional Services

- For leading enterprise software applications such as Oracle, PeopleSoft, JD Edwards and Siebel Systems, NaviSite Professional Services helps organizations plan, implement and maintain these applications.
- Optimize scalable, business-driven software solutions. Specific services include planning, implementation, maintenance, optimization and compliance services.

We provide these services to a range of vertical industries, including financial services, healthcare and pharmaceutical, manufacturing and distribution, publishing, media and communications, business services, public sector and software, through our direct sales force and sales channel relationships.

Our managed application services are facilitated by our proprietary NaviView™ collaborative application management platform. Our NaviView™ platform enables us to provide highly efficient, effective and customized management of enterprise applications and information technology. Comprised of a suite of third-party and proprietary products, NaviView™ provides tools designed specifically to meet the needs of customers who outsource their IT needs. We also use this platform for electronic software distribution for software vendors and to enable software to be delivered on-demand over the Internet, providing an alternative delivery model to the traditional licensed software model.

We believe that the combination of NaviView™ with our physical infrastructure and technical staff gives us a unique ability to provision on-demand application services for software providers for use by their customers. NaviView™ is application and operating platform neutral as its on-demand provisioning capability is not dependent on the individual software application. Designed to enable enterprise software applications to be provisioned and used as an on-demand solution, the NaviView™ technology allows us to offer new solutions to our software vendors and new products to our current customers.

We currently operate in 13 data centers in the United States and one data center in the United Kingdom. We believe that our data centers and infrastructure have the capacity necessary to expand our business for the foreseeable future. Our services combine our developed infrastructure with established processes and procedures for delivering hosting and application management services. Our high availability infrastructure, high performance monitoring systems, and proactive and collaborative problem resolution and change management processes are designed to identify and address potentially crippling problems before they are able to disrupt our customers' operations.

We currently service approximately 940 hosted customers. Our hosted customers typically enter into service agreements for a term of one to three years, which provide for monthly payment installments, providing us with a base of recurring revenue. Our revenue increases by adding new customers or providing additional services to existing customers. Our overall base of recurring revenue is affected by new customers, renewals and terminations of agreements with existing customers.

We were formed in 1996 within CMGI, Inc., our former majority stockholder, to support the networks and host Web sites of CMGI, its subsidiaries and several of its affiliated companies. In 1997, we began offering and supplying Web site hosting and management services to companies not affiliated with CMGI. We were incorporated in Delaware in December 1998. In October 1999, we completed our initial public offering of common stock and remained a majority-owned subsidiary of CMGI until September 2002, at which time ClearBlue Technologies, Inc., or CBT, became our majority stockholder.

- In December 2002, we acquired all of the issued and outstanding stock of ClearBlue Technologies Management, Inc., or CBTM, a subsidiary of CBT, which previously had acquired assets from the bankrupt estate of AppliedTheory Corporation related to application management and application hosting services.

This acquisition added application management and development capabilities to our managed application services.

- In February 2003, we acquired Avasta, Inc., a provider of application management services, adding automated application and device monitoring software capabilities to our managed application services.
- In April 2003, we acquired Conxion Corporation, a provider of application hosting, content and electronic software distribution and security services. This acquisition added proprietary content delivery software and related network agreements to our managed application services and managed infrastructure services.
- In May 2003, we acquired assets of Interliant, Inc. related to managed messaging, application hosting and application development services. This acquisition added messaging-specific services and capabilities and IBM Lotus Domino expertise, and formed the core of our managed messaging services.
- In August 2003, we acquired assets of CBT related to colocation, bandwidth, security and disaster recovery services, enhancing our managed infrastructure services and adding physical plant assets. Specifically, we acquired all of the outstanding shares of six wholly-owned subsidiaries of CBT with data centers located in Chicago, Illinois; Las Vegas, Nevada; Los Angeles, California; Milwaukee, Wisconsin; Oakbrook, Illinois; and Vienna, Virginia and assumed the revenue and expenses of four additional wholly-owned subsidiaries of CBT with data centers located in Dallas, Texas; New York, New York; San Francisco, California; and Santa Clara, California, which four entities we later acquired.
- In June 2004, we completed the acquisition of substantially all of the assets and liabilities of Surebridge, Inc., a privately held provider of managed application services for mid-market companies. This acquisition broadened our managed application services, particularly in the areas of financial management, supply chain management, human resources management and customer relationship management.

We have made significant steps to improve the results of our operations. Due to improvements we have made in our overall business, the repayment of our maturing debt and our successful financing with Silver Point Finance and the availability to us of committed lines of credit, our audit report no longer contains the opinion of our independent registered public accounting firm, KPMG LLP, that our recurring losses as well as other factors raise substantial doubt about our ability to continue as a going concern.

Our Industry

The dramatic growth in Internet usage and the enhanced functionality, accessibility and security of Internet-enabled applications have made conducting business on the Internet increasingly attractive. Many businesses are using Internet-enabled information technology infrastructure and applications to enhance their core business operations, increase efficiencies and remain competitive. Internet-enabled information technology infrastructure and applications extend beyond Web sites to software such as financial, email, enterprise resource planning, supply chain management and customer relationship management applications. Organizations have become increasingly dependent on these applications and they have evolved into important components of their businesses. In addition, we believe that the pervasiveness of the Internet and quality of network infrastructure, along with the dramatic decline in the pricing of computing technology and network bandwidth, have made the software as a service model a viable one. We believe that the recent adoption of alternative software licensing models by software industry market leaders is driving other software vendors in this direction and, consequently, generating strong industry growth.

As enterprises seek to remain competitive and improve profitability, we believe they will continue to implement increasingly sophisticated Internet-enabled applications and delivery models. Some of the potential benefits of these applications and delivery models include the ability to:

- increase operating efficiencies and reduce costs;
- build and enhance customer relationships by providing Internet-enabled customer service and technical support;
- manage vendor and supplier relationships through Internet-enabled technologies, such as online training and online sales and marketing;

- communicate and conduct business more rapidly and cost-effectively with customers, suppliers and employees worldwide; and
- improve service and lower the cost of software ownership by the adoption of new Internet-enabled software delivery models.

These benefits have driven increased use of Internet-enabled information technology infrastructure and applications, which in turn has created a strong demand for specialized information technology support and applications expertise. An increasing number of businesses are choosing to outsource the hosting and management of these applications.

The trend towards outsourced hosting and management of information technology infrastructure and applications by mid-market companies and organizations is driven by a number of factors, including:

- developments by major hardware and software vendors that facilitate outsourcing;
- the need to improve the reliability, availability and overall performance of Internet-enabled applications as they increase in importance and complexity;
- the need to focus on core business operations;
- challenges and costs of hiring, training and retaining application engineers and information technology employees with the requisite range of information technology expertise; and
- the increasing complexity of managing the operations of Internet-enabled applications.

Notwithstanding increasing demand for these services, we believe the number of providers has decreased over the past three years, primarily as a result of industry consolidation. We believe this consolidation trend will continue and will benefit a small number of service providers that have the resources and infrastructure to cost effectively provide the scalability, performance, reliability and business continuity that customers expect.

Our Strategy

Our goal is to become the leading provider of outsourced IT services for mid-market companies and organizations. Key elements of our strategy are to:

Provide Excellent Customer Service. We are committed to providing all of our customers with a high level of customer support. We believe that through the acquisition of several businesses we have had the benefit of consolidating best of breed account management and customer support practices to ensure that we are achieving this goal.

Expand Our Global Delivery Capabilities. We believe that global delivery is an integral piece of our long-term strategy in that it directly maps to our overall goal of service and operational excellence for our customers. By leveraging a global delivery solution, we believe that we will be able to continue to deliver superior services and technical expertise at a competitive cost and enhance the value proposition for our customers.

Improve Operating Margins Through Efficiencies. We have made significant improvements to our overall cost structure during the last twelve months. We intend to continue to improve operating margins as we grow revenue and improve the efficiency of our operations. As we grow, we will take advantage of our infrastructure capacity, our NaviView™ platform and our automated processes. Due to the fixed cost nature of our infrastructure, increased customer revenue results in incremental improvements in our operating margins.

Grow Through Disciplined Acquisitions. We intend to derive a portion of our future growth through acquisitions of technologies, products and companies that improve our services and strengthen our position in our target markets. By utilizing our experience in acquiring and effectively integrating complementary companies, we can eliminate duplicative operations, reduce costs and improve our operating margins. We intend to acquire companies that provide valuable technical capabilities and entry into target markets, and allow us to take advantage of our existing technical and physical infrastructure.

Continue to Broaden Our Service Offerings. We intend to broaden our service offering to compete more effectively with the larger IT outsourcers. We believe that by growing our professional services, we will more effectively deliver to our customers a full range of services for Oracle, PeopleSoft, J.D. Edwards and Siebel Systems solutions. We believe that these services will help our customers achieve peak effectiveness with their systems. We believe that our ability to host applications in addition to providing professional services will distinguish us from our competitors, as companies look to use one vendor for both of these services.

Our Services

We offer our customers a broad range of managed IT services that can be deployed quickly and cost effectively. Our management expertise allows us to meet an expanding set of needs as our customers' applications become more complex. Our experience and capabilities save our customers the time and cost of developing expertise in-house, and we increasingly serve as the sole manager of our customers' outsourced applications.

Application Management Services

- Application Management

  We provide implementation and operational services for packaged applications, including PeopleSoft Enterprise, JDE Enterprise One, Oracle E-Business Suite and Siebel CRM. Application management services are available in one of our data centers or via remote management on a customer's premises. Our messaging services include the monitoring and management of messaging applications, such as Microsoft Exchange and Lotus Domino, allowing customers to outsource their critical messaging applications. Customers can host their applications in one of our data centers or keep their servers in their own facility, which we monitor and manage remotely. In addition, our customers can choose to use dedicated servers or shared servers. We provide expert services to assist our customers with the migration from legacy or proprietary messaging systems to Microsoft Exchange or Lotus Domino. We also have expertise to customize messaging and collaborative applications. We offer user provisioning, spam filtering, virus protection and enhanced monitoring and reporting.

- Software-as-a-Service

  Using our NaviView™ collaborative application management platform, we enable software vendors to provide their applications in an on-demand or subscription model.

- Custom Services helps organizations plan, develop, and manage their complete portfolio of custom and web-based applications.
  - Development Services
  - eBusiness/Web Solutions
  - Enterprise Integration
  - Business Intelligence
  - Content Management
  - User Interface Design
  - Management Services
  - Application Management
  - Remote Infrastructure Management

Hosting Services

NaviSite Hosting Services, from application and managed services to colocation and software-as-a-service, provide highly-available and secure ongoing technology solutions for our customers' critical IT resources.

- Managed Services

  We provide fully managed application hosting services. We manage data centers, Internet connectivity, servers and networking, security (including firewalls, virtual private networks and intrusion detection), storage, load balancers, database clusters, operating systems, and Web and application servers. We also provide bundled offerings packaged as content delivery services. Specific services include:

  - Business Continuity and Disaster Recovery
  - Connectivity
  - Content Distribution
  - Database Administration and Performance Tuning
  - Desktop Support
  - Hardware Management
  - Monitoring
  - Network Management
  - Security
  - Server and Operating Management
  - Storage Management

- Content Delivery Acceleration
- Colocation

  Our data centers provide our colocation customers with a secure place to gain rapid access to the Internet, without having to build their own physical infrastructure. Our data centers include multiple levels of security with camera surveillance, redundant uninterruptible power supply, heating, ventilation and air conditioning, monitored customer access 24 hours a day, seven days a week, and advanced fire suppression. Specific services include:

  - Connectivity
  - Equipment
  - Power
  - Remote Hands
  - Space
  - Security

Professional Services

For leading enterprise software applications such as Oracle, PeopleSoft, JD Edwards and Siebel, NaviSite Professional Services helps organizations plan, implement, maintain, and optimize scalable, business-driven software solutions.

- Planning Services
  - Technical Architecture Design
- Implementation Services
  - Project Health Check and Readiness Assessment
  - Mergers, Acquisitions and Spin-Offs

- Maintenance Services
  - Application Upgrades
- Optimization Services
  - Application Optimization
- Compliance/Government
  - Compliance and Governance for Enterprise Applications

All of our service offerings can be customized to meet our customers' particular needs. Our proprietary NaviView™ platform enables us to offer valuable flexibility without the significant costs associated with traditional customization.

NaviView™ Platform

Our proprietary NaviView™ platform is a critical element of each of our service offerings. Our NaviView™ platform allows us to work with our customers' information technology teams, systems integrators and other third parties to provide our services to customers. Our NaviView™ platform and its user interface help ensure full transparency to the customer and seamless operation of outsourced applications and infrastructure, including: (i) hardware, operating system, database and application monitoring; (ii) event management; (iii) problem resolution management; and (iv) integrated change and configuration management tools. Our NaviView™ platform includes:

Event Detection System — Our proprietary technology allows our operations personnel to efficiently process alerts across heterogeneous computing environments. This system collects and aggregates data from all of the relevant systems management software packages utilized by an information technology organization.

Synthetic Transaction Monitoring — Our proprietary synthetic transaction methods emulate the end-user experience and monitor for application latency or malfunctions that affect user productivity.

Automated Remediation — Our NaviView™ platform allows us to proactively monitor, identify and fix common problems associated with the applications we manage on behalf of our customers. These automated fixes help ensure availability and reliability by remediating known issues in real time, and keeping applications up and running while underlying problems or potential problems are diagnosed.

Component Information Manager — This central repository provides a unified view of disparate network, database, application and hardware information.

Escalation Manager — This workflow automation technology allows us to streamline routine tasks and escalate critical issues in a fraction of the time that manual procedures require. Escalation manager initiates specific orders and tasks based on pre-defined conditions, ensuring clear, consistent communications with our customers.

Our Infrastructure

Our infrastructure has been designed specifically to meet the demanding technical requirements of providing our services to our customers. We securely provide our services across Windows, Unix and Linux platforms. We believe our infrastructure, together with our trained and experienced staff, enable us to offer market-leading levels of service backed by high service level guarantees.

Network Operations Centers — We monitor the operations of our infrastructure and customer applications from our own state-of-the-art network operations centers. Network and system management and monitoring tools continuously monitor our network and server performance. Our network operations center performs first-level problem identification, validation and resolution. We have redundant network operations centers in New Delhi, India and in Andover, Massachusetts that are staffed 24 hours a day, seven days a week with network, security, Windows, Unix and Linux personnel. We have technical support personnel located in our facilities in San Jose, California; Syracuse, New York; Houston, Texas and India, who provide initial and escalated support, 24 hours a day, seven days a week for our customers. Our engineers and support personnel are promptly alerted to problems, and we have established procedures for rapidly resolving any technical issues that arise.

Data Centers — We currently operate in 13 data centers located in the United States and one data center located in the United Kingdom. Our data centers incorporate technically sophisticated components which are designed to be fault-tolerant. The components used in our data centers include redundant core routers, redundant core switching hubs and secure virtual local area networks. We utilize the equipment and tools necessary for our data center operations, including our infrastructure hardware, networking and software products, from industry leaders such as BMC, Cisco, Dell, EMC, Hewlett-Packard, Microsoft, Oracle and Sun Microsystems.

Internet Connectivity — We have redundant high-capacity Internet connections to providers such as Global Crossing, Level 3, Cogent, AT&T and XO Communications. We have deployed direct private transit and peering Internet connections to utilize the provider's peering capabilities and to enhance routes via their networks to improve global performance. Our private transit system enables us to provide fast, reliable access for our customers' information technology infrastructure and applications.

Sales and Marketing

Direct Sales — Our direct sales professionals are located in the United States and the United Kingdom. Our sales teams meet with customers to understand and identify their individual business requirements, then to translate those requirements into tailored services. Our sales teams are also supported by customer relationship managers who are assigned to specific accounts to identify and take advantage of cross-selling opportunities. To date, most of our sales have been realized through our direct sales force.

Channel Relationships — We also sell our services through third parties, pursuant to reseller or referral contracts with such third parties. These contracts are generally one to three years in length and provide the reseller a discount of approximately 25% from our list price or require us to pay a referral fee, typically ranging from approximately 4% to 10% of the amounts we receive from the customer. Typically, these third parties resell our services to their customers under their private label brand or under the NaviSite brand. In addition, we jointly market and sell our services with the products of Progress Software. For systems integrators, our flexibility and cost-effectiveness bolsters their application development and management services. For independent software vendors, we provide the opportunity to offer their software as a managed service.

Marketing — Our marketing organization is responsible for defining our overall market strategy, generating qualified leads and increasing our brand awareness. Our demand generation team focuses on identifying key market opportunities and customer segments which will best match our service portfolio and creates marketing programs which target those segments. Our marketing programs include a variety of advertising, events, direct mail and email campaigns, partner marketing, and web-based seminar campaigns targeted at key executives and decision makers within organizations. We are actively building general awareness of our company and our strategy through public relations, marketing communications and product marketing. The marketing organization also supports direct and channel sales.

Customers

Our customers include mid-sized companies, divisions of large multi-national companies and government agencies. Our customers operate in a wide variety of industries, such as technology, manufacturing and distribution, healthcare and pharmaceutical, publishing, media and communications, financial services, retail, business services and government agencies.

As of July 31, 2006, NaviSite serviced approximately 940 hosted customers.

We derived approximately 9%, 8% and 12% of our revenue from the New York State Department of Labor for the fiscal years ended July 31, 2006, 2005 and 2004, respectively.

Other than the New York State Department of Labor, no customer represented 10% or more of our revenue for the fiscal years ended July 31, 2006, 2005 and 2004. Substantially all of our revenues are derived from, and substantially all of our plants, property and equipment are located in, the United States.

Competition

We compete in the outsourced IT and professional services markets. These markets are fragmented, highly competitive and likely to be characterized by industry consolidation.

We believe that participants in these markets must grow rapidly and achieve a significant presence to compete effectively. We believe that the primary competitive factors determining success in our markets include:

- quality of services delivered;
- ability to consistently measure, track and report operational metrics;
- application hosting, infrastructure and messaging management expertise;
- fast, redundant and reliable Internet connectivity;
- a robust infrastructure providing availability, speed, scalability and security;
- comprehensive and diverse service offerings and timely addition of value-add services;
- brand recognition;
- strategic relationships;
- competitive pricing; and
- adequate capital to permit continued investment in infrastructure, customer service and support, and sales and marketing.

We believe that we compete effectively based on our breadth of service offerings, the strength of our NaviView™ platform, our existing infrastructure capacity and our pricing.

Our current and prospective competitors include:

- hosting and related services providers, including Data Return, LLC, Globix Corp., SAVVIS (which acquired the Cable & Wireless business including the Exodus and Digital Island businesses), IBM, AT&T and local and regional hosting providers;
- application services providers, such as IBM, Infocrossing, Inc., Electronic Data Systems Corp. and Computer Sciences Corporation;
- content and electronic software distribution providers, such as Akamai, Inc., Limelight Networks Inc., Digital River, Inc. and Intraware, Inc.;
- colocation providers, including SAVVIS, Equinix and Switch & Data Facilities Company, Inc.;
- messaging providers, including Mi8, Critical Path, Inc., Internoded, Inc. and USA.net, Inc., and
- professional services providers, including Oracle Consulting Services, Accenture, Ciber, CSC, CedarCrestone, Deloitte Consulting, IBM and Rapidigm.

Intellectual Property

We rely on a combination of trademark, service mark, copyright, patent and trade secret laws and contractual restrictions to establish and protect our proprietary rights and promote our reputation and the growth of our business. While it is our practice to require our employees, consultants and independent contractors to enter into agreements containing non-disclosure, non-competition (for employees only) and non-solicitation restrictions and covenants, and while our agreements with some of our customers and suppliers include provisions prohibiting or restricting the disclosure of proprietary information, we cannot assure you that these contractual arrangements or the other steps taken by us to protect our proprietary rights will prove sufficient to prevent misappropriation of our proprietary rights or to deter independent, third-party development of similar proprietary assets. In addition, we offer our services in other countries where the laws may not afford adequate protection for our proprietary rights.

We license or lease most technologies used in our hosting and application management services. Our technology suppliers may become subject to third-party infringement claims, or other claims or assertions, which could result in their inability or unwillingness to continue to license their technology to us. The loss of certain of our technologies could impair our ability to provide services to our customers or require us to obtain substitute technologies that may be of lower quality or performance standards or at greater cost. We expect that we and our customers increasingly will be subject to third-party infringement claims as the number of Web sites and third-party service providers for Internet-based businesses grows. We cannot assure you that third parties will not assert claims alleging the infringement of service marks and trademarks against us in the future or that these claims will not be successful. Any infringement claim as to our technologies or services, regardless of its merit, could be time-consuming, result in costly litigation, cause delays in service, installation or upgrades, adversely impact our relationships with suppliers or customers or require us to enter into costly royalty or licensing agreements.

Government Regulation

While there currently are few laws or regulations directly applicable to the Internet or to managed application hosting service providers, due to the increasing popularity of the Internet and Internet-based applications, such laws and regulations are being considered and may be adopted. These laws may cover a variety of issues including, for example, user privacy and the pricing, characteristics and quality of products and services. The adoption or modification of laws or regulations relating to commerce over the Internet could substantially impair the future growth of our business or expose us to unanticipated liabilities. Moreover, the applicability of existing laws to the Internet and managed application hosting service providers is uncertain. These existing laws could expose us to substantial liability if they are found to be applicable to our business. For example, we offer services over the Internet in many states in the United States and internationally and we facilitate the activities of our customers in those jurisdictions. As a result, we may be required to qualify to do business, be subject to taxation or be subject to other laws and regulations in these jurisdictions, even if we do not have a physical presence or employees or property there. The application of existing laws and regulations to the Internet or our business, or the adoption of any new legislation or regulations applicable to the Internet or our business, could materially adversely affect our financial condition and operating results.

Employees

As of July 31, 2006, we had 564 employees. Of these employees, 426 were principally engaged in operations, 50 were principally engaged in sales and marketing and 88 were principally engaged in general and administration. None of our employees is party to a collective bargaining agreement, and we believe our relationship with our employees is good. We also retain consultants and independent contractors on a regular basis to assist in the completion of projects.

Available Information

We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports available through our Web site under "Investors", free of charge, as soon as reasonably practicable after we file such material with, or furnish it to, the Securities and Exchange Commission. Our Internet address is http://www.navisite.com. The contents of our Web site are not incorporated by reference in this annual report on Form 10-K or any other report filed with or furnished to the SEC.

Item 1A. *Risk Factors*

We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. Forward-looking statements in this report and those made from time to time by us through our senior management are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements concerning the expected future revenues, earnings or financial results or concerning project plans, performance, or development of products and services, as well as other estimates related to future operations are necessarily only estimates of future results and we cannot assure you that actual results will not materially differ from expectations. Forward-looking statements represent management's current expectations and are inherently uncertain. We do not undertake any obligation to update forward-looking statements. If any of the following risks actually occurs, our business, financial condition and operating results could be materially adversely affected.

We have a history of losses and may never achieve or sustain profitability. We have never been profitable and may never become profitable. As of July 31, 2006, we had incurred losses since our incorporation resulting in an accumulated deficit of approximately $469.9 million. During the fiscal year ended July 31, 2006, we had a net loss of approximately $13.9 million. We anticipate that we will continue to incur net losses in the future. As a result, we can give no assurance that we will achieve profitability or be capable of sustaining profitable operations.

Our financing agreement with Silver Point Finance includes various covenants and restrictions that may negatively affect our liquidity and our ability to operate and manage our business. As of July 31, 2006, we owed Silver Point Finance approximately $70.7 million under our financing agreement. The financing agreement:

- restricts our ability to create or incur additional indebtedness;
- restricts our ability to create, incur, assume or permit to exist any lien or security interest in any of our assets, excluding certain limited exemptions;
- restricts our ability to make investments including joint ventures, with certain limited exemptions;
- requires that we meet financial covenants for fixed charges, leverage, adjusted EBITDA, capital expenditures and minimum bookings;
- restricts our ability to enter into any transaction of merger, consolidation or liquidation;
- restricts our ability to enter into any transaction with any holder of more than 5% of any class of capital stock except in the ordinary course of business; and
- restricts our ability to amend our organizational documents.

If we breach our senior secured term loan facility with Silver Point Finance, a default could result. A default, if not waived, could result in, among other things, us not being able to borrow additional amounts from Silver Point Finance. In addition, all or a portion of our outstanding amounts may become due and payable on an accelerated basis, which would adversely affect our liquidity and our ability to manage our business. The principal amounts of our senior secured term loan facility with Silver Point Finance are to be repaid in consecutive quarterly installments of increasing amounts beginning on April 30, 2007, while interest-only payments made in consecutive quarterly installments began in July 2006. All remaining amounts due and outstanding under the financing agreement are due to be repaid in full by April 11, 2011. In addition, our senior secured term loan facility with Silver Point Finance exposes us to interest rate fluctuations which could significantly increase the interest we pay Silver Point Finance. We are required, under our senior secured term loan facility with Silver Point Finance, to purchase interest rate protection which shall effectively limit the unadjusted LIBOR component of the interest costs of our loan with respect to not less than 70% of the principal amount at a rate of not more than 6.5% per annum. Had our senior secured term loan facility with Silver Point Finance been outstanding for the full fiscal year, a hypothetical 100 basis point increase in our LIBOR rate would have resulted in an approximate $0.7 million increase in our interest expense for the fiscal year ended July 31, 2006.

A significant portion of our revenue comes from one customer and, if we lost this customer, it would have a significant adverse impact on our business results and cash flows. The New York State Department of Labor represented approximately 9%, 8% and 12% of our consolidated revenue for the fiscal years ended July 31, 2006, 2005 and 2004, respectively. The New York State Department of Labor has multiple contracts with us and has been a long-term customer of ours, but we cannot assure you that we will be able to retain all of the contracts with this customer. We also cannot assure you that we will be able to maintain the same level of service to this customer or that our revenue from this customer will not significantly decline in future periods. On August 16, 2005, we entered into a new agreement with the New York State Department of Labor with a two year term which is set to expire on June 14, 2007. The New York State Department of Labor is not obligated under our new agreement to buy a minimum amount of services from us or designate us as its sole supplier of any particular service. Further, The New York State Department of Labor has the right to terminate the new agreement at any time by providing us with 60 days notice. We have been notified by the New York Department of Labor that funding for the America's Job

Bank program will cease at the expiration of our current contract. We have begun making preparations to continue the program and service without government funding and expect to receive revenues from advertising placement as well as other ancillary services, but we cannot assure you that revenue will remain at the same level or that cash flows will not be adversely impacted.

Atlantic Investors, LLC may have interests that conflict with the interests of our other stockholders and, as our majority stockholder, can prevent new and existing investors from influencing significant corporate decisions. Atlantic Investors, LLC owns approximately 59% of our outstanding capital stock as of September 30, 2006. Following the closing of our senior secured term loan facility with Silver Point Finance on April 11, 2006, Atlantic Investors' ownership was approximately 43% on a fully diluted basis. In addition, Atlantic Investors holds a promissory note in the principal amount of $3.0 million, the maturity date of which was extended, pursuant to the amended loan agreement dated April 11, 2006, to 90 days after the maturity date of the Silver Point Finance loan facility. Atlantic has the right to convert any unpaid amounts into common stock at any time at a price of $2.81 per share. As of July 31, 2006, we had recorded accrued interest on this note in the amount of $0.8 million. Atlantic Investors has the power, acting alone, to elect a majority of our Board of Directors and has the ability to control our management and affairs and determine the outcome of any corporate action requiring stockholder approval. Regardless of how our other stockholders may vote, Atlantic Investors has the ability to determine whether to engage in a merger, consolidation or sale of our assets and any other significant corporate transaction. Under Delaware law, Atlantic Investors is able to exercise its voting power by written consent, without convening a meeting of the stockholders. Atlantic Investors' ownership of a majority of our outstanding common stock may have the effect of delaying, deterring or preventing a change in control of us or discouraging a potential acquirer from attempting to obtain control of us, which could adversely affect the market price of our common stock.

Members of our management group also have significant interests in Atlantic Investors, LLC, which may create conflicts of interest. Some of the members of our management group also serve as members of the management group of Atlantic Investors, LLC and its affiliates. Specifically, Andrew Ruhan, our Chairman of the Board, holds a 10% equity interest in Unicorn Worldwide Holdings Limited, a managing member of Atlantic Investors. Arthur Becker, our President and Chief Executive Officer and a member of our Board of Directors, is the managing member of Madison Technology LLC, a managing member of Atlantic Investors. As a result, these NaviSite officers and directors may face potential conflicts of interest with each other and with our stockholders. They may be presented with situations in their capacity as our officers or directors that conflict with their fiduciary obligations to Atlantic Investors, which in turn may have interests that conflict with the interests of our other stockholders.

Our common stockholders may suffer dilution in the future upon exercise of outstanding convertible securities or the issuance of additional securities in potential future acquisitions or financings. In connection with our financing agreement with Silver Point Finance we issued warrants to Silver Point Finance to purchase an aggregate of 3,514,933 shares of our common stock. If the warrants are exercised, Silver Point Finance may obtain a significant equity interest in NaviSite and other stockholders may experience significant and immediate dilution. Our stockholders will also experience dilution to the extent that additional shares of our common stock are issued in potential future acquisitions or financings.

Acquisitions may result in disruptions to our business or distractions of our management due to difficulties in integrating acquired personnel and operations, and these integrations may not proceed as planned. Since December 2002, we have acquired CBTM (accounted for as an "as if pooling"), Avasta, Conxion, selected assets of Interliant, all of the shares of ten wholly-owned subsidiaries of CBT (accounted for as an "as if pooling") and substantially all of the assets and liabilities of Surebridge. We intend to continue to expand our business through the acquisition of companies, technologies, products and services. Acquisitions involve a number of special problems and risks, including:

- difficulty integrating acquired technologies, products, services, operations and personnel with the existing businesses;
- difficulty maintaining relationships with important third parties, including those relating to marketing alliances and providing preferred partner status and favorable pricing;

- diversion of management's attention in connection with both negotiating the acquisitions and integrating the businesses;
- strain on managerial and operational resources as management tries to oversee larger operations;
- inability to retain and motivate management and other key personnel of the acquired businesses;
- exposure to unforeseen liabilities of acquired companies;
- potential costly and time-consuming litigation, including stockholder lawsuits;
- potential issuance of securities in connection with an acquisition with rights that are superior to the rights of holders of our common stock, or which may have a dilutive effect on our common stockholders;
- the need to incur additional debt or use cash; and
- the requirement to record potentially significant additional future operating costs for the amortization of intangible assets.

As a result of these problems and risks, businesses we acquire may not produce the revenues, earnings or business synergies that we anticipated, and acquired products, services or technologies might not perform as we expected. As a result, we may incur higher costs and realize lower revenues than we had anticipated. We may not be able to successfully address these problems and we cannot assure you that the acquisitions will be successfully identified and completed or that, if acquisitions are completed, the acquired businesses, products, services or technologies will generate sufficient revenue to offset the associated costs or other harmful effects on our business. In addition, our limited operating history with our current structure resulting from recent acquisitions makes it very difficult for us to evaluate or predict our ability to, among other things, retain customers, generate and sustain a revenue base sufficient to meet our operating expenses, and achieve and sustain profitability.

A failure to meet customer specifications or expectations could result in lost revenues, increased expenses, negative publicity, claims for damages and harm to our reputation and cause demand for our services to decline. Our agreements with customers require us to meet specified service levels for the services we provide. In addition, our customers may have additional expectations about our services. Any failure to meet customers' specifications or expectations could result in:

- delayed or lost revenue;
- requirements to provide additional services to a customer at reduced charges or no charge;
- negative publicity about us, which could adversely affect our ability to attract or retain customers; and
- claims by customers for substantial damages against us, regardless of our responsibility for the failure, which may not be covered by insurance policies and which may not be limited by contractual terms of our engagement.

Our ability to successfully market our services could be substantially impaired if we are unable to deploy new infrastructure systems and applications or if new infrastructure systems and applications deployed by us prove to be unreliable, defective or incompatible. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of hosting and application management services in the future. If any newly introduced infrastructure systems and applications suffer from reliability, quality or compatibility problems, market acceptance of our services could be greatly hindered and our ability to attract new customers could be significantly reduced. We cannot assure you that new applications deployed by us will be free from any reliability, quality or compatibility problems. If we incur increased costs or are unable, for technical or other reasons, to host and manage new infrastructure systems and applications or enhancements of existing applications, our ability to successfully market our services could be substantially limited.

Any interruptions in, or degradation of, our private transit Internet connections could result in the loss of customers or hinder our ability to attract new customers. Our customers rely on our ability to move their digital content as efficiently as possible to the people accessing their Web sites and infrastructure systems and applications. We utilize our direct private transit Internet connections to major network providers, such as Level 3 and Global

Crossing as a means of avoiding congestion and resulting performance degradation at public Internet exchange points. We rely on these telecommunications network suppliers to maintain the operational integrity of their networks so that our private transit Internet connections operate effectively. If our private transit Internet connections are interrupted or degraded, we may face claims by, or lose, customers, and our reputation in the industry may be harmed, which may cause demand for our services to decline.

If we are unable to maintain existing and develop additional relationships with software vendors, the sales and marketing of our service offerings may be unsuccessful. We believe that to penetrate the market for managed IT services we must maintain existing and develop additional relationships with industry-leading software vendors. We license or lease select software applications from software vendors, including IBM, Microsoft and Oracle. Our relationships with Microsoft and Oracle are critical to the operations and success of our business. The loss of our ability to continue to obtain, utilize or depend on any of these applications or relationships could substantially weaken our ability to provide services to our customers. It may also require us to obtain substitute software applications that may be of lower quality or performance standards or at greater cost. In addition, because we generally license applications on a non-exclusive basis, our competitors may license and utilize the same software applications. In fact, many of the companies with which we have strategic relationships currently have, or could enter into, similar license agreements with our competitors or prospective competitors. We cannot assure you that software applications will continue to be available to us from software vendors on commercially reasonable terms. If we are unable to identify and license software applications that meet our targeted criteria for new application introductions, we may have to discontinue or delay introduction of services relating to these applications.

Our network infrastructure could fail which would impair our ability to provide guaranteed levels of service and could result in significant operating losses. To provide our customers with guaranteed levels of service, we must operate our network infrastructure 24 hours a day, seven days a week without interruption. We must, therefore, protect our network infrastructure, equipment and customer files against damage from human error, natural disasters, unexpected equipment failure, power loss or telecommunications failures, terrorism, sabotage or other intentional acts of vandalism. Even if we take precautions, the occurrence of a natural disaster, equipment failure or other unanticipated problem at one or more of our data centers could result in interruptions in the services we provide to our customers. We cannot assure you that our disaster recovery plan will address all, or even most, of the problems we may encounter in the event of a disaster or other unanticipated problem. We have experienced service interruptions in the past, and any future service interruptions could:

- require us to spend substantial amounts of money to replace equipment or facilities;
- entitle customers to claim service credits or seek damages for losses under our service level guarantees;
- cause customers to seek alternate providers; or
- impede our ability to attract new customers, retain current customers or enter into additional strategic relationships.

Our dependence on third parties increases the risk that we will not be able to meet our customers' needs for software, systems and services on a timely or cost-effective basis, which could result in the loss of customers. Our services and infrastructure rely on products and services of third-party providers. We purchase key components of our infrastructure, including networking equipment, from a limited number of suppliers, such as IBM, Cisco Systems, F5 Networks, Microsoft and Oracle. We cannot assure you that we will not experience operational problems attributable to the installation, implementation, integration, performance, features or functionality of third-party software, systems and services. We cannot assure you that we will have the necessary hardware or parts on hand or that our suppliers will be able to provide them in a timely manner in the event of equipment failure. Our ability to timely obtain and continue to maintain the necessary hardware or parts could result in sustained equipment failure and a loss of revenue due to customer loss or claims for service credits under our service level guarantees.

We could be subject to increased operating costs, as well as claims, litigation or other potential liability, in connection with risks associated with Internet security and the security of our systems. A significant barrier to the growth of e-commerce and communications over the Internet has been the need for secure transmission of confidential information. Several of our infrastructure systems and application services use encryption and authentication technology licensed from third parties to provide the protections necessary to ensure secure transmission of confidential information. We also rely on security systems designed by third parties and the personnel in our network operations centers to secure those data centers. Any unauthorized access, computer viruses, accidental or intentional actions and other disruptions could result in increased operating costs. For example, we may incur additional significant costs to protect against these interruptions and the threat of security breaches or to alleviate problems caused by these interruptions or breaches. If a third party were able to misappropriate a consumer's personal or proprietary information, including credit card information, during the use of an application solution provided by us, we could be subject to claims, litigation or other potential liability.

Third-party infringement claims against our technology suppliers, customers or us could result in disruptions in service, the loss of customers or costly and time-consuming litigation. We license or lease most technologies used in the infrastructure systems and application services that we offer. Our technology suppliers may become subject to third-party infringement or other claims and assertions, which could result in their inability or unwillingness to continue to license their technologies to us. We cannot assure you that third parties will not assert claims against us in the future or that these claims will not be successful. Any infringement claim as to our technologies or services, regardless of its merit, could result in delays in service, installation or upgrades, the loss of customers or costly and time-consuming litigation.

We may be subject to legal claims in connection with the information disseminated through our network, which could divert management's attention and require us to expend significant financial resources. We may face liability for claims of defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature of the materials disseminated through our network. For example, lawsuits may be brought against us claiming that content distributed by some of our customers may be regulated or banned. In these and other instances, we may be required to engage in protracted and expensive litigation that could have the effect of diverting management's attention from our business and require us to expend significant financial resources. Our general liability insurance may not cover any of these claims or may not be adequate to protect us against all liability that may be imposed. In addition, on a limited number of occasions in the past, businesses, organizations and individuals have sent unsolicited commercial e-mails from servers hosted at our facilities to a number of people, typically to advertise products or services. This practice, known as "spamming," can lead to statutory liability as well as complaints against service providers that enable these activities, particularly where recipients view the materials received as offensive. We have in the past received, and may in the future receive, letters from recipients of information transmitted by our customers objecting to the transmission. Although we prohibit our customers by contract from spamming, we cannot assure you that our customers will not engage in this practice, which could subject us to claims for damages.

If we fail to attract or retain key officers, management and technical personnel, our ability to successfully execute our business strategy or to continue to provide services and technical support to our customers could be adversely affected and we may not be successful in attracting new customers. We believe that attracting, training, retaining and motivating technical and managerial personnel, including individuals with significant levels of infrastructure systems and application expertise, is a critical component of the future success of our business. Qualified technical personnel are likely to remain a limited resource for the foreseeable future and competition for these personnel is intense. The departure of any of our executive officers, particularly Arthur P. Becker, our Chief Executive Officer and President, or core members of our sales and marketing teams or technical service personnel, would have negative ramifications on our customer relations and operations. The departure of our executive officers could adversely affect the stability of our infrastructure and our ability to provide the guaranteed service levels our customers expect. Any officer or employee can terminate his or her relationship with us at any time. In addition, we do not carry life insurance on any of our personnel. Over the past three years, we have had reductions-in-force and departures of several members of senior management due to redundancies and restructurings resulting from the consolidation of our acquired companies. In the event of future reductions or departures of employees, our ability to successfully execute our business strategy, or to continue to provide services to our customers or attract new customers, could be adversely affected.

The unpredictability of our quarterly results may cause the trading price of our common stock to fluctuate or decline. Our quarterly operating results may vary significantly from quarter-to-quarter and period-to-period as a result of a number of factors, many of which are outside of our control and any one of which may cause our stock price to fluctuate. The primary factors that may affect our operating results include the following:

- a reduction of market demand and/or acceptance of our services;
- our ability to develop, market and introduce new services on a timely basis;
- the length of the sales cycle for our services;
- the timing and size of sales of our services, which depends on the budgets of our customers;
- downward price adjustments by our competitors;
- changes in the mix of services provided by our competitors;
- technical difficulties or system downtime affecting the Internet or our hosting operations;
- our ability to meet any increased technological demands of our customers; and
- the amount and timing of costs related to our marketing efforts and service introductions.

Due to the above factors, we believe that quarter-to-quarter or period-to-period comparisons of our operating results may not be a good indicator of our future performance. Our operating results for any particular quarter may fall short of our expectations or those of stockholders or securities analysts. In this event, the trading price of our common stock would likely fall.

If we are unsuccessful in pending and potential litigation matters, our financial condition may be adversely affected. We are currently involved in various pending and potential legal proceedings, including a class action lawsuit related to our initial public offering. If we are ultimately unsuccessful in any of these matters, we could be required to pay substantial amounts of cash to the other parties. The amount and timing of any of these payments could adversely affect our financial condition.

If the markets for outsourced information technology infrastructure and applications, Internet commerce and communication decline, there may be insufficient demand for our services and, as a result, our business strategy and objectives may fail. The increased use of the Internet for retrieving, sharing and transferring information among businesses and consumers is developing, and the market for the purchase of products and services over the Internet is still relatively new and emerging. Our industry has experienced periods of rapid growth, followed by a sharp decline in demand for products and services, which related to the failure in the last few years of many companies focused on developing Internet-related businesses. If acceptance and growth of the Internet as a medium for commerce and communication declines, our business strategy and objectives may fail because there may not be sufficient market demand for our managed IT services.

If we do not respond to rapid changes in the technology sector, we will lose customers. The markets for the technology-related services we offer are characterized by rapidly changing technology, evolving industry standards, frequent new service introductions, shifting distribution channels and changing customer demands. We may not be able to adequately adapt our services or to acquire new services that can compete successfully. In addition, we may not be able to establish and maintain effective distribution channels. We risk losing customers to our competitors if we are unable to adapt to this rapidly evolving marketplace.

The market in which we operate is highly competitive and is likely to consolidate, and we may lack the financial and other resources, expertise or capability needed to capture increased market share or maintain market share. We compete in the managed IT services market. This market is rapidly evolving, highly competitive and likely to be characterized by over-capacity and industry consolidation. Our competitors may consolidate with one another or acquire software application vendors or technology providers, enabling them to more effectively compete with us. Many participants in this market have suffered significantly in the last several years. We believe that participants in this market must grow rapidly and achieve a significant presence to compete effectively. This consolidation could affect prices and other competitive factors in ways that would impede our ability to compete successfully in the managed IT services market.

Further, our business is not as developed as that of many of our competitors. Many of our competitors have substantially greater financial, technical and market resources, greater name recognition and more established relationships in the industry. Many of our competitors may be able to:

- develop and expand their network infrastructure and service offerings more rapidly;
- adapt to new or emerging technologies and changes in customer requirements more quickly;
- take advantage of acquisitions and other opportunities more readily; or
- devote greater resources to the marketing and sale of their services and adopt more aggressive pricing policies than we can.

We may lack the financial and other resources, expertise or capability needed to maintain or capture increased market share in this environment in the future. Because of these competitive factors and due to our comparatively small size and our lack of financial resources, we may be unable to successfully compete in the managed IT services market.

Difficulties presented by international economic, political, legal, accounting and business factors could harm our business in international markets. We operate a data center in the United Kingdom. Revenue from our foreign operations accounted for approximately 4% of our total revenue during the fiscal year ended July 31, 2006. We recently expanded our operations to India, which could eventually broaden our customer service support. Although we expect to focus most of our growth efforts in the United States, we may enter into joint ventures or outsourcing agreements with third parties, acquire complementary businesses or operations, or establish and maintain new operations outside of the United States. Some risks inherent in conducting business internationally include:

- unexpected changes in regulatory, tax and political environments;
- longer payment cycles and problems collecting accounts receivable;
- geopolitical risks such as political and economic instability and the possibility of hostilities among countries or terrorism;
- reduced protection of intellectual property rights;
- fluctuations in currency exchange rates or imposition of restrictive currency controls;
- our ability to secure and maintain the necessary physical and telecommunications infrastructure;
- challenges in staffing and managing foreign operations;
- employment laws and practices in foreign countries;
- laws and regulations on content distributed over the Internet that are more restrictive than those currently in place in the United States; and
- significant changes in immigration policies or difficulties in obtaining required immigration approvals.

Any one or more of these factors could adversely affect our international operations and consequently, our business.

We may become subject to burdensome government regulation and legal uncertainties that could substantially harm our business or expose us to unanticipated liabilities. It is likely that laws and regulations directly applicable to the Internet or to hosting and managed application service providers may be adopted. These laws may cover a variety of issues, including user privacy and the pricing, characteristics and quality of products and services. The adoption or modification of laws or regulations relating to commerce over the Internet could substantially impair the growth of our business or expose us to unanticipated liabilities. Moreover, the applicability of existing laws to the Internet and hosting and managed application service providers is uncertain. These existing laws could expose us to substantial liability if they are found to be applicable to our business. For example, we provide services over the Internet in many states in the United States and elsewhere and facilitate the activities of our customers in these jurisdictions. As a result, we may be required to qualify to do business, be subject to taxation or be subject to other laws and regulations in these jurisdictions, even if we do not have a physical presence, employees or property in those states.

The price of our common stock has been volatile, and may continue to experience wide fluctuations. Since January 2005, our common stock has closed as low as $1.19 per share and as high as $5.45 per share. The trading price of our common stock has been and may continue to be subject to wide fluctuations due to the risk factors discussed in this section and elsewhere in this report. Fluctuations in the market price of our common stock may cause an investor in our common stock to lose some or all of his investment.

Anti-takeover provisions in our corporate documents may discourage or prevent a takeover. Provisions in our certificate of incorporation and our by-laws may have the effect of delaying or preventing an acquisition or merger in which we are acquired or a transaction that changes our Board of Directors. These provisions:

- authorize the board to issue preferred stock without stockholder approval;
- prohibit cumulative voting in the election of directors;
- limit the persons who may call special meetings of stockholders; and
- establish advance notice requirements for nominations for the election of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. *Properties*

Facilities

Our executive offices are located at 400 Minuteman Road, Andover, Massachusetts. We lease offices and data centers in various cities across the United States and have an office, a data center in the United Kingdom and an office in India. The table below sets forth a list of our leased offices and data centers:

Location	Type	Square Footage Leased (Approximate)	Lease Expiration
San Jose, CA (1)(3)	Data Center and Office	66,350	November 2016
Los Angeles, CA	Data Center	34,711	February 2009
San Francisco, CA	Data Center	20,576	January 2010
Atlanta, GA	Office	4,598	May 2007
Chicago, IL (1)	Office	4,453	June 2009
Chicago, IL	Data Center	6,800	January 2009
Oak Brook, IL	Data Center	16,780	September 2009
Andover, MA	Office	25,817	January 2018
Andover, MA	Data Center and Office	86,931	January 2018
Syracuse, NY	Data Center	21,246	November 2008
Syracuse, NY (1)	Office	44,002	December 2007
Syracuse, NY (1)	Office	5,016	May 2009
New York, NY	Office	1,500	December 2006
New York, NY	Data Center	33,286	May 2008
Las Vegas, NV (2)	Data Center	28,560	February 2010
Dallas, TX	Data Center	27,370	January 2010
Houston, TX (1)	Data Center and Office	29,545	October 2008
Vienna, VA	Data Center and Office	23,715	December 2009
Milwaukee, WI	Data Center	5,200	March 2010
Gurgaon, Haryana, India	Office	12,706	July 2008
London, England	Data Center	4,022	March 2010

(1) We have idle office space at this facility from which we derive no economic benefit.

(2) We have entered into a sublease with a third party for this facility, however we retain the use of approximately 2,000 square feet.

(3) In September 2006, after the end of our fiscal year, we extended the lease for this facility by ten years until November 2016 which is reflected above.

We believe that these offices and data centers are adequate to meet our foreseeable requirements and that suitable additional or substitute space will be available on commercially reasonable terms, if needed.

Item 3. *Legal Proceedings*

IPO Securities Litigation

On or about June 13, 2001, Stuart Werman and Lynn McFarlane filed a lawsuit against us, BancBoston Robertson Stephens, an underwriter of our initial public offering in October 1999, Joel B. Rosen, our then chief executive officer, and Kenneth W. Hale, our then chief financial officer. The suit was filed in the United States District Court for the Southern District of New York. The suit generally alleges that the defendants violated federal securities laws by not disclosing certain actions allegedly taken by Robertson Stephens in connection with our initial public offering. The suit alleges specifically that Robertson Stephens, in exchange for the allocation to its customers of shares of our common stock sold in our initial public offering, solicited and received from its customers' agreements to purchase additional shares of our common stock in the aftermarket at pre-determined prices. The suit seeks unspecified monetary damages and certification of a plaintiff class consisting of all persons who acquired shares of our common stock between October 22, 1999 and December 6, 2000. Three other substantially similar lawsuits were filed between June 15, 2001 and July 10, 2001 by Moses Mayer (filed June 15, 2001), Barry Feldman (filed June 19, 2001), and Binh Nguyen (filed July 10, 2001). Robert E. Eisenberg, our president at the time of the initial public offering in 1999, also was named as a defendant in the Nguyen lawsuit.

On or about June 21, 2001, David Federico filed in the United States District Court for the Southern District of New York a lawsuit against us, Mr. Rosen, Mr. Hale, Robertson Stephens and other underwriter defendants including J.P. Morgan Chase, First Albany Companies, Inc., Bank of America Securities, LLC, Bear Stearns & Co., Inc., B.T. Alex. Brown, Inc., Chase Securities, Inc., CIBC World Markets, Credit Suisse First Boston Corp., Dain Rauscher, Inc., Deutsche Bank Securities, Inc., The Goldman Sachs Group, Inc., J.P. Morgan & Co., J.P. Morgan Securities, Lehman Brothers, Inc., Merrill Lynch, Pierce, Fenner & Smith, Inc., Morgan Stanley Dean Witter & Co., Robert Fleming, Inc. and Salomon Smith Barney, Inc. The suit generally alleges that the defendants violated the anti-trust laws and the federal securities laws by conspiring and agreeing to raise and increase the compensation received by the underwriter defendants by requiring those who received allocation of initial public offering stock to agree to purchase shares of manipulated securities in the after-market of the initial public offering at escalating price levels designed to inflate the price of the manipulated stock, thus artificially creating an appearance of demand and high prices for that stock, and initial public offering stock in general, leading to further stock offerings. The suit also alleges that the defendants arranged for the underwriter defendants to receive undisclosed and excessive brokerage commissions and that, as a consequence, the underwriter defendants successfully increased investor interest in the manipulated initial public offering of securities and increased the underwriter defendants' individual and collective underwritings, compensation, and revenue. The suit further alleges that the defendants violated the federal securities laws by issuing and selling securities pursuant to the initial public offering without disclosing to investors that the underwriter defendants in the offering, including the lead underwriters, had solicited and received excessive and undisclosed commissions from certain investors. The suit seeks unspecified monetary damages and certification of a plaintiff class consisting of all persons who acquired shares of our common stock between October 22, 1999 and June 12, 2001.

Those five cases, along with lawsuits naming more than 300 other issuers and over 50 investment banks which have been sued in substantially similar lawsuits, have been assigned to the Honorable Shira A. Scheindlin (the "Court") for all pretrial purposes (the "IPO Securities Litigation"). On September 6, 2001, the Court entered an order consolidating the five individual cases involving us and designating Werman v. NaviSite, Inc., et al., Civil Action No. 01-CV-5374 as the lead case. A consolidated, amended complaint was filed thereafter on April 19, 2002 (the "Class Action Litigation") on behalf of plaintiffs Arvid Brandstrom and Tony Tse against underwriter defendants Robertson Stephens (as successor-in-interest to BancBoston), BancBoston, J.P. Morgan (as successor-in-interest to Hambrecht & Quist), Hambrecht & Quist and First Albany and against us and Messrs. Rosen, Hale and Eisenberg (collectively, the "NaviSite Defendants"). Plaintiffs uniformly allege that all defendants, including the NaviSite Defendants, violated the federal securities laws (i.e., Sections 11 and 15 of the Securities Act, Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5) by issuing and selling our common stock pursuant to the October 22, 1999 initial public offering, without disclosing to investors that some of the underwriters of the offering, including the lead underwriters, had solicited and received extensive and undisclosed agreements from certain investors to purchase aftermarket shares at pre-arranged, escalating prices and also to receive additional commissions and/or other compensation from those investors. At this time, plaintiffs have not specified the amount of damages they are seeking in the Class Action Litigation.

Between July and September 2002, the parties to the IPO Securities Litigation briefed motions to dismiss filed by the underwriter defendants and the issuer defendants, including NaviSite. On November 1, 2002, the Court held oral argument on the motions to dismiss. The plaintiffs have since agreed to dismiss the claims against Messrs. Rosen, Hale and Eisenberg without prejudice, in return for their agreement to toll any statute of limitations applicable to those claims. By stipulation entered by the Court on November 18, 2002, Messrs. Rosen, Hale and Eisenberg were dismissed without prejudice from the Class Action Litigation. On February 19, 2003, an opinion and order was issued on defendants' motion to dismiss the IPO Securities Litigation, essentially denying the motions to dismiss of all 55 underwriter defendants and of 185 of the 301 issuer defendants, including NaviSite.

On June 30, 2003, our Board of Directors considered and authorized us to negotiate a settlement of the pending Class Action Litigation substantially consistent with a memorandum of understanding negotiated among proposed class plaintiffs, the issuer defendants and the insurers for such issuer defendants. Among other contingencies, any such settlement would be subject to approval by the Court. Plaintiffs filed on June 14, 2004, a motion for preliminary approval of the Stipulation And Agreement Of Settlement With Defendant Issuers And Individuals (the "Preliminary Approval Motion"). On February 15, 2005, the Court approved the Preliminary Approval Motion in a written opinion which detailed the terms of the settlement stipulation, its accompanying documents and schedules, the proposed class notice and, with a modification to the bar order to be entered, the proposed settlement order and judgment. A further conference was held on April 13, 2005, at which time the Court considered additional submissions but did not make final determinations regarding the exact form, substance and program for notifying the proposed settlement class. On August 31, 2005, the Court entered a further Preliminary Order in Connection with Settlement Proceedings (the "Preliminary Approval Order"), which granted preliminary approval to the issuer's settlement with the plaintiffs in the IPO Securities Litigation. The Court subsequently held a Fed. R. Civ. P. 23 fairness hearing on April 24, 2006 in order to consider the written and oral submissions addressing whether the Court should enter final approval of the settlement; the matter was taken under advisement and remains pending with the Court. If the proposed issuers' settlement is completed and then approved by the Court without further modifications to its material terms, we and the participating insurers acting on our behalf may be responsible for providing funding of approximately $3.4 million towards the total amount plaintiffs are guaranteed by the proposed issuer's settlement to recover in the IPO Securities Litigation. The amount of the guarantee allocable to us could be reduced or eliminated in its entirety in the event that plaintiffs are able to recover more than the total amount of such overall guarantee from settlements with or judgments obtained against the non-settling defendants. Even if no additional recovery is obtained from any of the non-settling defendants, the settlement amount allocable to us is expected to be fully covered by our existing insurance policies and is not expected to have a material effect on our business, financial condition, results of operations or cash flows.

We believe that the allegations against us are without merit and, if the settlement is not approved by the Court and finalized, we intend to vigorously defend against the plaintiffs' claims. Due to the inherent uncertainty of litigation, we are not able to predict the possible outcome of the suits and their ultimate effect, if any, on our business, financial condition, results of operations or cash flows.

Item 4. ***Submission of Matters to a Vote of Security Holders.***

None.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Price Range of Common Stock

Our common stock is currently traded on the Nasdaq Capital Market under the symbol "NAVI." As of September 30, 2006, there were 248 holders of record of our common stock. Because brokers and other institutions on behalf of stockholders hold many of such shares, we are unable to estimate the total number of stockholders represented by these record holders. The following table sets forth for the periods indicated the high and low sales prices for our common stock as reported on the Nasdaq Capital Market.

	High	Low
Fiscal Year Ended July 31, 2006		
May 1, 2006 through July 31, 2006	$5.59	$3.24
February 1, 2006 through April 30, 2006	$5.00	$1.35
November 1, 2005 through January 31, 2006	$1.83	$1.01
August 1, 2005 through October 31, 2005	$1.90	$1.07
Fiscal Year Ended July 31, 2005		
May 1, 2005 through July 31, 2005	$2.40	$1.16
February 1, 2005 through April 30, 2005	$2.29	$1.23
November 1, 2004 through January 31, 2005	$3.30	$1.94
August 1, 2004 through October 31, 2004	$3.64	$1.32

We believe that a number of factors may cause the market price of our common stock to fluctuate significantly. See "Item 1A. Risk Factors."

We have never paid cash dividends on our common stock. We currently anticipate retaining all available earnings, if any, to finance internal growth and product development. Payment of dividends in the future will depend upon our earnings, financial condition, anticipated cash needs and such other factors as the directors may consider or deem appropriate at the time. In addition, the terms of our financing agreement dated April 11, 2006, with Silver Point Finance restricts the payment of cash dividends on our common stock.

We did not repurchase any shares of common stock during fiscal year 2006.

Information regarding our equity compensation plans and the securities authorized for issuance thereunder is set forth in Item 12 below.

Item 6. ***Selected Financial Data***

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report. Historical results are not necessarily indicative of results of any future period.

	Year Ended July 31,				
	2006	2005	2004	2003	2002
	(In thousands, except per share data)				
Revenue	$108,844	$109,731	$ 91,126	$ 75,281	$ 40,968
Revenue, related parties	243	132	46	1,310	18,453
Total revenue	109,087	109,863	91,172	76,591	59,421
Cost of revenue	75,064	80,227	68,379	70,781	67,000
Impairment, restructuring and other	—	383	917	—	68,317
Total cost of revenue	75,064	80,610	69,296	70,781	135,317
Gross profit (loss)	34,023	29,253	21,876	5,810	(75,896)
Operating expenses:					
Selling and marketing	14,756	12,993	10,642	6,910	14,984
General and administrative	21,787	23,600	24,714	20,207	19,272
Impairment, restructuring and other	1,373	2,662	5,286	8,882	(2,633)
Total operating expenses	37,916	39,255	40,642	35,999	31,623
Loss from operations	(3,893)	(10,002)	(18,766)	(30,189)	(107,519)
Other income (expense):					
Interest income	283	61	126	851	1,060
Interest expense	(9,585)	(7,590)	(3,181)	(43,403)	(14,718)
Other income (expense), net	437	2,785	468	(733)	(516)
Income tax expense	(1,173)	(1,338)	(1)	(153)	—
Net loss	$(13,931)	$(16,084)	$(21,354)	$(73,627)	$(121,693)
Per common share:					
Basic and diluted:					
Net loss	$ (0.49)	$ (0.57)	$ (0.85)	$ (6.32)	$ (22.30)
Basic and diluted weighted average number of common shares outstanding	28,601	28,202	25,160	11,654	5,457
BALANCE SHEET DATA:					
Working capital (deficit)	$ (9,072)	$(77,560)	$(36,711)	$(16,301)	$ 16,516
Total assets	$102,409	$101,177	$123,864	$ 69,371	$ 53,534
Long-term obligations	$ 70,817	$ 5,515	$ 50,224	$ 13,577	$ 28,073
Stockholders' equity (deficit)	$ (1,976)	$ (2,672)	$ 11,082	$ 16,879	$ 8,544

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operation*

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, that involve risks and uncertainties. All statements other than statements of historical information provided herein are forward-looking statements and may contain information about financial results, economic conditions, trends and known uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of a number of factors, which include those discussed in this section and elsewhere in this report under Item 1A. "Risk Factors" and the risks discussed in our other filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis, judgment, belief or expectation only as of the date hereof. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Overview

We provide our services to customers typically pursuant to agreements with a term of one to three years and monthly payment installments. As a result, these agreements provide us with a base of recurring revenue. Our revenue increases by adding new customers or additional services to existing customers. Our overall base of recurring revenue is affected by new customers, renewals or terminations of agreements with existing customers.

A large portion of the costs to operate our data centers, such as rent, product development and general and administrative expenses, does not depend strictly on the number of customers or the amount of services we provide. As we add new customers or new services to existing customers, we generally incur limited additional expenses relating to telecommunications, utilities, hardware and software costs, and payroll expenses. We have substantial capacity to add customers to our data centers. Our relatively fixed cost base, sufficient capacity for expansion and limited incremental variable costs provide us with the opportunity to grow profitably. However, these same fixed costs present us with the risk that we may incur losses if we are unable to generate sufficient revenue.

In recent years, we have grown through acquisitions of new businesses and have restructured our historical operations. Specifically, in December 2002, we acquired ClearBlue Technologies Management, Inc. (a wholly-owned subsidiary of our majority stockholder at the time of the acquisition and therefore was accounted for as a common control merger), adding application management and development capabilities to our managed application services. In February 2003, we acquired Avasta, Inc., adding capabilities to our managed application services. In April 2003, we acquired Conxion Corporation, providing key services to our managed application services and managed infrastructure services. In May 2003, we acquired assets of Interliant, Inc., forming the core of our managed messaging services. In August 2003 and April 2004, we acquired assets of CBT (which was our majority stockholder at that time and therefore was accounted for as a common control merger) related to colocation, bandwidth, security and disaster recovery services, enhancing our managed infrastructure services. In June 2004, we acquired substantially all of the assets and liabilities of Surebridge, Inc., adding significant capabilities to our managed application and professional services. Prior to September 2002, substantially all of our services were managed application services. We have added managed infrastructure and managed messaging services and increased managed applications and professional services since that time. This transformation in our business will result in our recent results being more relevant to an understanding of our business than our historical results. We also expect to make additional acquisitions to take advantage of our available capacity, which will have significant effects on our financial results in the future.

Our acquisitions of CBTM and the assets and certain liabilities of CBT were accounted for in a manner similar to a pooling-of-interest due to common control ownership. The assets and the liabilities of CBT, CBTM and NaviSite were combined at their historical amounts beginning on September 11, 2002, the date on which CBT obtained a majority ownership of NaviSite. Our acquisitions of Avasta and Conxion, selected assets of Interliant and our acquisition of substantially all of the assets and liabilities of Surebridge were accounted for using the purchase method of accounting and as such, the results of operations and cash flows relating to these acquisitions were included in our Consolidated Statement of Operations and Consolidated Statement of Cash Flows from their respective dates of acquisition of February 5, 2003, April 2, 2003, May 16, 2003 and June 10, 2004.

We have made significant steps to improve the results of our operations. Due to improvements we have made in our overall business, the repayment of our maturing debt and our successful financing with Silver Point Finance and the availability to us of committed lines of credit, our audit report no longer contains the opinion of our independent registered public accounting firm, KPMG LLP, that our recurring losses as well as other factors raise substantial doubt about our ability to continue as a going concern.

Results of Operations for the Three Years Ended July 31, 2006, 2005 and 2004

The following table sets forth the percentage relationships of certain items from our Consolidated Statements of Operations as a percentage of total revenue for the periods indicated.

	Year Ended July 31,		
	2006	2005	2004
Revenue	99.8%	99.9%	99.9%
Revenue, related parties	0.2%	0.1%	0.1%
Total revenue	100.0%	100.0%	100.0%
Cost of revenue	68.8%	73.0%	75.0%
Impairment, restructuring and other	0.0%	0.4%	1.0%
Total cost of revenue	68.8%	73.4%	76.0%
Gross profit	31.2%	26.6%	24.0%
Operating expenses:			
Selling and marketing	13.5%	11.8%	11.7%
General and administrative	20.0%	21.5%	27.1%
Impairment, restructuring and other	1.3%	2.4%	5.8%
Total operating expenses	34.8%	35.7%	44.6%
Loss from operations	(3.6)%	(9.1)%	(20.6)%
Other income (expense):			
Interest income	0.3%	0.1%	0.1%
Interest expense	(8.8)%	(6.9)%	(3.4)%
Other income (expense), net	0.4%	2.5%	(0.5)%
Loss before income tax expense	(11.7)%	(13.4)%	(23.4)%
Income tax expense	(1.1)%	(1.2)%	(0.0)%
Net loss	(12.8)%	(14.6)%	(23.4)%

Comparison of the Years 2006, 2005 and 2004

Revenue

We derive our revenue from managed IT services, including hosting, colocation and application services comprised of a variety of service offerings and professional services, to mid-market companies and organizations, including mid-sized companies, divisions of large multi-national companies and government agencies.

Total revenue for the fiscal year ended July 31, 2006 decreased 0.7% to approximately $109.1 million from approximately $109.9 million for the fiscal year ended July 31, 2005. The decline in revenue is primarily related to the sale of our MBS Practice in July 2005 which contributed approximately $4.3 million in revenue during fiscal year 2005 partially offset by net increased revenue from new customers and sales to existing customers. Revenue from related parties increased 84% during the year ended July 31, 2006 to approximately $243,000 from approximately $132,000 during the year ended July 31, 2005.

Total revenue for fiscal year 2005 increased 20.5% to approximately $109.9 million from approximately $91.2 million in fiscal year 2004. The overall growth in revenue was mainly due to the full year impact of the revenue resulting from our fiscal year 2004 acquisition of Surebridge which contributed approximately $37.8 million in revenue during the year ended July 31, 2005. The increased revenue during fiscal year 2005 was partially offset by net lost customer revenue of approximately $13.0 million. Revenue from related parties during the year ended July 31, 2005 was relatively flat as a percentage of revenue compared with the year ended July 31, 2004.

One unrelated customer accounted for 9%, 8% and 12% of our consolidated revenue in fiscal years 2006, 2005 and 2004, respectively.

Gross Profit

Cost of revenue consists primarily of salaries and benefits for operations personnel, bandwidth fees and related Internet connectivity charges, equipment costs and related depreciation and costs to run our data centers, such as rent and utilities.

Gross profit of $34.0 million for the year ended July 31, 2006 increased approximately $4.7 million, or 16%, from a gross profit of approximately $29.3 million for the year ended July 31, 2005. Gross profit for fiscal year 2006 represented 31.2% of total revenue, as compared to 26.6% of total revenue for fiscal year 2005. Total cost of revenue decreased approximately 6.9% to approximately $75.1 million in fiscal year 2006 from approximately $80.6 million in fiscal year 2005. As a percentage of revenue, total cost of revenue decreased from 73.4% of revenue in fiscal year 2005 to 68.8% of revenue in fiscal year 2006. The decrease in cost of revenue of approximately $5.5 million resulted primarily from decreased salary and related expense of approximately $1.6 million as a result of lower U.S. based employees due to our increased reliance on the use of our India network center, a decrease in hardware and software maintenance costs of approximately $1.8 million as a result of continued efforts to control costs, costs related to the MBS practice sold in July 2005 of approximately $1.9 million, a reduction of depreciation and amortization expense of approximately $1.1 million partially offset by the effect of implementing SFAS 123R in fiscal year 2006 of approximately $1.0 million. Included in total cost of revenue for fiscal year 2005, are impairment and restructuring charges totaling $0.4 million related to certain data center leases as a component of total cost of revenue. No such charge was recorded during the same period of fiscal year 2006.

Gross profit of $29.3 million for the year ended July 31, 2005 increased approximately $7.4 million, or 33.7%, from a gross profit of approximately $21.9 million for the year ended July 31, 2004. Gross profit for fiscal year 2005 represented 26.6% of total revenue, as compared to 24.0% of total revenue for fiscal year 2004. Total cost of revenue increased approximately 16.3% to $80.6 million in fiscal year 2005 from approximately $69.3 million in fiscal year 2004. As a percentage of revenue, total cost of revenue decreased from 76.0% of revenue in fiscal year 2004 to 73.4% of revenue in fiscal year 2005. The percentage decrease resulted primarily from cost reductions relating to the scaling of our fixed infrastructure costs over a larger revenue/customer base and costs reductions resulting from a company-wide effort to rationalize our cost structure related to equipment rental, hardware maintenance and bandwidth, partially offset by an increase in amortization of intangible assets related to our fiscal 2004 acquisition. Included in total cost of revenue for fiscal year 2005 are impairment and restructuring charges totaling $0.4 million.

Operating Expenses

Selling and Marketing. Selling and marketing expense consists primarily of salaries and related benefits, commissions and marketing expenses such as advertising, product literature, trade show, and marketing and direct mail programs.

Selling and marketing expense increased 13.6% to approximately $14.8 million, or 13.6% of total revenue, in fiscal year 2006 from approximately $13.0 million, or 11.8% of total revenue, in fiscal year 2005. The increase of approximately $1.8 million resulted primarily from approximately $1.3 million of increased salary expense resulting from an increased headcount of selling personnel, $0.3 million due to the effect of implementing SFAS 123R, as well as increases of $0.4 million in travel costs and $0.1 million in marketing program costs, partially offset by a decrease of $0.3 million in partner referral fees.

Selling and marketing expense increased 22.6% to approximately $13.0 million, or 11.8% of total revenue, in fiscal year 2005 from approximately $10.6 million, or 11.7% of total revenue, in fiscal year 2004. The increase of approximately $2.4 million resulted primarily from approximately $1.2 million of increased salary expense resulting from an increased headcount of selling personnel, as well as increases of $0.3 million in travel costs, $0.4 million in partner referral fees, $0.2 million in recruitment fees and $0.3 million in marketing program costs.

General and Administrative. General and administrative expense includes the costs of financial, human resources, IT and administrative personnel, professional services, bad debt and corporate overhead.

General and administrative expense decreased 7.6% to approximately $21.8 million, or 20.0% of total revenue, in fiscal year 2006 from approximately $23.6 million, or 21.5% of total revenue, in fiscal year 2005. The decrease of approximately $1.8 million was primarily the result of a $2.2 million decrease in bad debt expense due to successful efforts to improve our accounts receivable collectibility, $0.7 million decrease in litigation expense as we resolved certain outstanding matters, $0.6 million decrease in salary related expense and a $0.8 million decrease in depreciation expense, as well as decreases in property, sales taxes and consulting and insurance expenses, partially offset by an approximate $3.0 million increase from the effect of implementing SFAS 123R.

General and administrative expense decreased 4.5% to approximately $23.6 million, or 21.5% of total revenue, in fiscal year 2005 from approximately $24.7 million, or 27.1% of total revenue, in fiscal year 2004. The decrease of approximately $1.1 million was primarily the result of a $1.6 million decrease in litigation expense and a $1.2 million decrease in rent expense, offset by an approximate $1.0 million increase in salary related expense, $0.5 million increase in bank borrowing fees and $0.2 million increase in property and sales taxes.

Operating Expenses — Impairment, Restructuring and Other

The Company recorded $1.4 million of net lease impairment charges during fiscal year 2006, resulting primarily from an adjustment to a lease modification for our impaired Chicago facility and revisions in assumptions associated with impaired facilities in Houston, Syracuse and San Jose, partially offset by a $0.2 million impairment credit to operating expense, resulting from a settlement with the landlord of the Company's abandoned property in Lexington, Massachusetts.

Cost associated with impairment, restructuring and abandonment of leased facilities included in operating expenses was approximately $2.7 million in fiscal year 2005, as compared to costs associated with impairment, restructuring and abandonment of lease facilities of approximately $5.3 million in fiscal year 2004. The costs incurred during fiscal year 2005 relate primarily to the abandonment of administrative space at our Lexington, Massachusetts facility and a $1.1 million impairment charge related to our investment in Interliant debt securities.

Interest Income

Interest income increased 363.9% to approximately $283,000, or 0.3% of total revenue, in fiscal year 2006 from approximately $61,000, or 0.1% of total revenue, in fiscal year 2005. The increase of $222,000 is mainly due to an increase in the rate of interest on our security deposits, interest earned on our escrow account and interest on a settlement awarded by the court in favor of the Company.

Interest income decreased 51.6% to approximately $61,000, or 0.1% of total revenue, in fiscal year 2005 from approximately $126,000, or 0.1% of total revenue, in fiscal year 2004. The decrease was due primarily to the reduced levels of average cash on hand.

Interest Expense

Interest expense increased 26.3% to approximately $9.6 million, or 8.8% of total revenue, in fiscal year 2006 from approximately $7.6 million, or 6.9% of total revenue, in fiscal year 2005. The increase of $2.0 million is primarily related to amounts drawn during the third quarter on our term loan with Silver Point Finance, the addition of capital leases and an increase in the rate of interest on our financing line with Silicon Valley Bank.

Interest expense increased 138.6% to approximately $7.6 million, or 6.9% of total revenue, in fiscal year 2005 from approximately $3.2 million, or 3.4% of total revenue, in fiscal year 2004. The increase of $4.4 million was due mainly to the accrued interest related to our notes payable to Waythere, Inc.

Other Income (Expense), Net

Other income was approximately $0.4 million in fiscal year 2006, as compared to other income of approximately $2.8 million in fiscal year 2005. The other income recorded during fiscal year 2006 is primarily attributable to $0.3 million rent from sublease of our facility at Las Vegas with a third party.

Other income was approximately $2.8 million in fiscal year 2005, as compared to other expense of approximately $0.5 million in fiscal year 2004. The other income recorded during fiscal year 2005 includes a $2.5 million gain on the MBS transaction during the fourth quarter.

Income Tax Expense

The Company recorded $1.2 million of deferred income tax expense during fiscal year 2006 as compared to $1.3 million in fiscal year 2005 and no deferred income tax expense in fiscal year 2004. No income tax benefit was recorded for the losses incurred due to a valuation allowance recognized against deferred tax assets. The deferred tax expense resulted from tax goodwill amortization related to the Surebridge asset acquisition in June 2004 and the acquisition of certain Applied Theory assets by Clearblue Technologies Management, Inc. prior to the pooling of interest in December 2002. Accordingly, the acquired goodwill and intangible assets for both acquisitions are amortizable for income tax purposes over fifteen years. For financial statement purposes, goodwill is not amortized for either acquisition but is tested for impairment annually. Tax amortization of goodwill results in a taxable temporary difference, which will not reverse until the goodwill is impaired or written off for book purposes. The resulting taxable temporary difference may not be offset by deductible temporary differences currently available, such as net operating loss carryforwards, which expire within a definite period.

Liquidity and Capital Resources

As of July 31, 2006, our principal sources of liquidity included cash and cash equivalents, a revolving credit facility of $3 million provided by Silver Point Finance and a revolving credit facility with Atlantic Investors LLC, to borrow a maximum amount of $5 million. We had a working capital deficit of $9.1 million, including cash and cash equivalents of $3.4 million at July 31, 2006, as compared to a working capital deficit of $77.6 million, including cash and cash equivalents of $6.8 million, at July 31, 2005.

The total net change in cash and cash equivalents for the fiscal year ended July 31, 2006 was a decrease of $3.5 million. The primary uses of cash during fiscal year 2006 included $3.4 million of cash used for operating activities, $5.8 million for purchases of property and equipment, approximately $59.4 million in repayments on notes payable and capital lease obligations, and a $6.4 million increase in restricted cash. Our financing activities during the fiscal year ended July 31, 2006 provided approximately $71.5 million of cash consisting primarily of $70.0 million in proceeds from a term loan from Silver Point Finance, $1.1 million in proceeds received from exercise of stock options and $0.4 million in proceeds from notes payable. Net cash used for operating activities of $3.4 million during the fiscal year ended July 31, 2006, resulted primarily from funding our $13.9 million net loss and $10.0 million of net changes in operating assets and liabilities, which was partially offset by non-cash charges of approximately $20.5 million.

Our revolving credit facility with Silver Point allows for maximum borrowing of $3.0 million and expires on April 11, 2011. Outstanding amounts will bear interest at either: (a) 7% per annum plus, the greater of (i) Prime Rate, and (ii) the Federal Funds Effective Rate plus 3%, or (b) 8% plus the floating rate of LIBOR. Interest is payable in arrears on the last day of the month for Base Rate loans, and the last day of the chosen interest period (one, two or three months) for LIBOR Rate loans. As of July 31, 2006, we had not started borrowing from our credit facility with Silver Point.

Our revolving credit facility with Atlantic Investors LLC allows for maximum borrowing of $5:0 million. All outstanding amounts under the Atlantic facility shall be paid in full no later than the date that is 90 days after the earlier of: (a) April 11, 2011; and (b) the date all obligations under the Silver Point Credit Facility have been paid in full. Credit advances under the Atlantic facility shall bear interest at either: (a) 7% per annum plus the greater of (i) Prime Rate, and (ii) the Federal Funds Effective Rate plus 3%, or (b) 8% plus the floating rate of LIBOR. Interest may, at our option, be paid in cash or promissory notes. As of July 31, 2006, we had not started borrowing from our facility with Atlantic Investors LLC. Given the Company's cash resources as of July 31, 2006 and committed lines of credit, the Company believes that it has sufficient liquidity to support its operations over the next fiscal year and for the foreseeable future.

Contractual Obligations and Commercial Commitments

We are obligated under various capital and operating leases for facilities and equipment. Future minimum annual rental commitments under capital and operating leases and other commitments, as of July 31, 2006, are as follows:

Description	Total	Less than 1 Year	1-3 Years	4-5 Years	After Year 5
			(In thousands)		
Short/Long-term debt (a)	$ 80,103	$ 8,115	$15,134	$56,854	$ —
Interest on debt (b)	40,741	8,449	16,761	15,531	—
Capital leases	3,068	2,302	766	—	—
Bandwidth commitments	2,039	1,388	651	—	—
Maintenance for hardware/software	631	615	16	—	—
Property leases (c)(d)(e)	42,923	9,465	14,688	5,603	13,167
	$169,505	$30,334	$48,016	$77,988	$13,167

(a) Short/Long-term debt does not tie to the Consolidate Balance Sheets due to recorded discounts for warrants and embedded derivative

(b) Interest on Term Loan assumes Libor is fixed at 5.51%

(c) Amounts exclude certain common area maintenance and other property charges that are not included within the lease payment.

(d) On February 9, 2005, the Company entered into an Assignment and Assumption Agreement with a Las Vegas-based company, whereby this company purchased from us the right to use 29,000 square feet in our Las Vegas data center, along with the infrastructure and equipment associated with this space. In exchange, we received an initial payment of $600,000 and were to receive $55,682 per month over two years. On May 31, 2006, we received full payment for the remaining unpaid balance. This agreement shifts the responsibility for management of the data center and its employees, along with the maintenance of the facility's infrastructure, to this Las Vegas-based company. Pursuant to this Agreement, we have subleased back 2,000 square feet of space, allowing us to continue servicing our existing customer base in this market. Commitments related to property leases include an amount related to the 2,000 square feet sublease.

(e) In September 2006, we extended our San Jose data center lease for this facility until November 2016. The commitment amounts for the new lease not included in commitment schedule are $16.9 million.

Off-Balance Sheet Financing Arrangements

We do not have any off-balance sheet financing arrangements other than operating leases, which are recorded in accordance with generally accepted accounting principles.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. As such, management is required to make certain estimates, judgments and assumptions that it believes are reasonable based on the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the periods presented. The significant accounting policies which management believes are the most critical to aid in fully understanding and evaluating our reported financial results include revenue recognition, allowance for doubtful accounts and impairment of long-lived assets. Management reviews the estimates on a regular basis and makes adjustments based on historical experiences, current conditions and future expectations. The reviews are performed regularly and adjustments are made as required by current available information. We believe these estimates are reasonable, but actual results could differ from these estimates.

Revenue Recognition. Revenue consists of monthly fees for Web site and Internet application management, hosting, colocation and professional services. We also derive revenue from the sale of software and related maintenance contracts. Reimbursable expenses charged to customers are included in revenue and cost of revenue. Application management, hosting and colocation revenue is billed and recognized over the term of the contract, generally one to three years, based on actual usage. Installation fees associated with application management, hosting and colocation revenue are billed at the time the installation service is provided and recognized over the term of the related contract. Payments received in advance of providing services are deferred until the period such services are provided. Revenue from professional services is recognized on either a time and material basis as the services are performed or under the percentage of completion method for fixed price contracts. When current contract estimates indicate that a loss is probable, a provision is made for the total anticipated loss in the current period. Contract losses are determined to be the amount by which the estimated service costs of the contract exceed the estimated revenue that will be generated by the contract. Unbilled accounts receivable represents revenue for services performed that have not been billed. Billings in excess of revenue recognized are recorded as deferred revenue until the applicable revenue recognition criteria are met. Revenue from the sale of software is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the fees are fixed and determinable and collection of the resulting receivable is reasonably assured. In instances where we also provide application management and hosting services in conjunction with the sale of software, software revenue is deferred and recognized ratably over the expected customer relationship period. If we determine that collection of a fee is not reasonably assured, we defer the fee and recognize revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

Existing customers are subject to ongoing credit evaluations based on payment history and other factors. If it is determined subsequent to our initial evaluation and at any time during the arrangement that collectability is not reasonably assured, revenue is recognized as cash is received. Due to the nature of our service arrangements, we provide written notice of termination of services, typically 10 days in advance of disconnecting a customer. Revenue for services rendered during this notification period is generally recognized on a cash basis as collectability is not considered probable at the time the services are provided.

Allowance for Doubtful Accounts. We perform periodic credit evaluations of our customers' financial conditions and generally do not require collateral or other security against trade receivables. We make estimates of the collectability of our accounts receivables and maintain an allowance for doubtful accounts for potential credit losses. We specifically analyze accounts receivable and consider historical bad debts, customer and industry concentrations, customer credit-worthiness, current economic trends and changes in our customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts. We specifically reserve for 100% of the balance of customer accounts deemed uncollectible. For all other customer accounts, we reserve for 20% of the balance over 90 days old and 2% of all other customer balances. Changes in economic conditions or the financial viability of our customers may result in additional provisions for doubtful accounts in excess of our current estimate.

Impairment of Long-lived Assets. We review our long-lived assets, subject to amortization and depreciation, including customer lists and property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Factors we consider important that could trigger an interim impairment review include:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy of our overall business;
- significant negative industry or economic trends;

- significant declines in our stock price for a sustained period; and
- our market capitalization relative to net book value.

Recoverability is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. If the assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying value of the assets exceeds their fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the asset. Assets to be disposed of are valued at the lower of the carrying amount or their fair value less disposal costs. Property and equipment is primarily comprised of leasehold improvements, computer and office equipment and software licenses. Intangible assets consist of customer lists.

We review the valuation of our goodwill in the fourth quarter of each fiscal year. If an event or circumstance indicates that it is more likely than not an impairment loss has been incurred, we review the valuation of goodwill on an interim basis. An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds its implied fair value. Impairment losses are recognized in operations.

Recent Accounting Pronouncements

On September 13, 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. ("SAB 108") which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for fiscal years ending after November 15, 2006. We are currently evaluating the effect, if any, that this pronouncement will have on our financial results.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective for the fiscal year beginning June 1, 2008. We are currently evaluating the impact of the provisions of FAS 157.

In June 2006, the Emerging Issues Task Force ("EITF") reached a consensus on EITF 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement". EITF 06-3 provides that taxes imposed by a governmental authority on a revenue producing transaction between a seller and a customer should be shown in the income statement on either a gross or a net basis, based on the entity's accounting policy, which should be disclosed pursuant to APB Opinion No. 22, "Disclosure of Accounting Policies." If such taxes are significant, and are presented on a gross basis, the amounts of those taxes should be disclosed. EITF 06-3 must be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006. We are currently evaluating the impact EITF 06-3 will have on the presentation of our consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." The provisions of FIN 48 are effective for the fiscal year beginning June 1, 2007. We are currently evaluating the impact of the provisions of FIN 48 will have on our financial results.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140". SFAS No. 155 (1) permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation, (2) clarifies which interest-only strips and principal-only strips are not subject to the requirements of FASB Statement No. 133, (3) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an imbedded derivative requiring bifurcation, (4) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and (5) amends FASB Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest in other than another derivative financial instrument. SFAS No. 155 is effective January 1, 2007 and we are currently evaluating the effect, if any, that this pronouncement will have on our future financial results.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections: A Replacement of APB Opinion No. 20 and SFAS No. 3." This statement changes the requirements for the accounting for and reporting of a voluntary change in accounting principle, and also applies to instances when an accounting pronouncement does not include specific transition provisions. The statement replaces the previous requirement that voluntary changes be recognized by including the cumulative effect of the change in net income of the period of the change. The statement requires retrospective application of a new accounting principle to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The statement is effective for changes and corrections made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of the statement to have a material effect on its financial condition, results of operations or cash flows.

In November 2005, the FASB issued FASB Staff Position ("FSP") FAS 123(R)-3, "Transition Election to Accounting for the Tax Effects of Share-Based Payment Awards". This FSP requires an entity to follow either the transition guidance for the additional-paid-in-capital pool as prescribed in SFAS No. 123(R), Share-Based Payment, or the alternative transition method as described in the FSP. An entity that adopts SFAS No. 123(R) using the modified prospective application may make a one-time election to adopt the transition method described in this FSP. An entity may take up to one year from the later of its initial adoption of SFAS No. 123(R) or the effective date of this FSP to evaluate its available transition alternatives and make its one-time election. This FSP became effective in November 2005. We do not believe the adoption of FSP FAS 123(R)-3 will have a material impact on our consolidated financial statements or the results of operations.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

We do not enter into financial instruments for trading purposes. We have not used derivative financial instruments or derivative commodity instruments in our investment portfolio or entered into hedging transactions. However, under our senior secured term loan facility with Silver Point Finance, we are required to have interest rate protection which shall effectively limit the unadjusted LIBOR component of the interest costs of our loan with respect to not less than 70% of the principal amount at a rate not more than 6.5% per annum. Our exposure to market risk associated with risk-sensitive instruments entered into for purposes other than trading purposes is not material to us. We currently have no significant foreign operations and therefore face no material foreign currency exchange rate risk. Our interest rate risk at July 31, 2006 was limited mainly to the London Inter Bank Offered Rate (LIBOR) on our outstanding loan with our senior secured term loan facility with Silver Point Finance. At July 31, 2006 we had no open derivative positions with respect to our borrowing arrangements. Had our senior secured term loan facility with Silver Point Finance been outstanding for the full fiscal year, a hypothetical 100 basis point increase in the LIBOR rate would have resulted in an approximate $0.7 million increase in our interest expense for the fiscal year ended July 31, 2006.

Item 8. *Financial Statements and Supplementary Data*

Our consolidated Financial Statements and Schedule and the Reports of the Independent Registered Public Accounting Firm appear beginning on page F-1 of this report and are incorporated herein by reference.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures. Based on management's evaluation (with the participation of NaviSite's principal executive officer and principal financial officer) as of the end of the period covered by this report, NaviSite's principal executive officer and principal financial officer have concluded that NaviSite's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) are effective to ensure that information required to be disclosed by

NaviSite in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that the information is accumulated and communicated to its management, including to its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting. There was no change in NaviSite's internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, NaviSite's internal control over financial reporting.

Item 9B. ***Other Information***

On October 24, 2006, we entered into Bonus Letters with each of Arthur Becker, John J. Gavin, Jr. and Monique Cormier detailing our 2007 Executive Incentive Program (the "2007 Plan"). Under the 2007 Plan, Mr. Becker's base salary for fiscal 2007 is $350,000, his target incentive bonus is $250,000 and his over-achievement bonus opportunity is $120,000. Mr. Gavin's compensation under the 2007 Plan includes a fiscal 2007 base salary of $250,000, a target incentive bonus of $125,000 and an over-achievement bonus opportunity of $80,000. Ms. Cormier's compensation under the 2007 Plan includes a fiscal 2007 base salary of $190,000, a target incentive bonus of $55,000 and an over-achievement bonus opportunity of $25,000. Payment of the incentive bonuses and the over-achievement bonuses is dependent on the Company achieving certain financial goals as established by the Board of Directors.

PART III

Certain information required by Part III of this Form 10-K is omitted because we will file a definitive proxy statement pursuant to Regulation 14A (the "Proxy Statement") not later than 120 days after the end of the fiscal year covered by this Form 10-K, and certain information to be included therein is incorporated herein by reference.

Item 10. ***Directors and Executive Officers of the Registrant***

Incorporated by reference to the portions of the Definitive Proxy Statement entitled "Proposal No. 1 — Election of Directors," "Additional Information — Management," "Additional Information — Section 16(a) Beneficial Ownership Reporting Compliance" and "Additional Information — Audit Committee Financial Expert."

Code of Ethics. NaviSite has adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees of NaviSite, including NaviSite's principal executive officer, and its senior financial officers (principal financial officer and controller or principal accounting officer, or persons performing similar functions). A copy of NaviSite's Code of Business Conduct and Ethics is filed with or incorporated by reference in this report.

Item 11. ***Executive Compensation***

Incorporated by reference to the portions of the Proxy Statement entitled "Additional Information — Executive Compensation," "Additional Information — Director Compensation," "Additional Information — Compensation Committee Report," "Additional Information — Stock Performance Graph," and "Additional Information — Employment Agreements and Severance and Change of Control Arrangements." The information specified in Item 402(k) and (l) of Regulation S-K and set forth in our Proxy Statement is not incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

Incorporated by reference to the portion of the Proxy Statement entitled "Security Ownership of Certain Beneficial Owners and Management."

Equity Compensation Plan Information as of July 31, 2006

The following table sets forth certain information regarding NaviSite's equity compensation plans as of July 31, 2006.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	6,590,793	$2.82	4,700,785
Equity compensation plans not approved by security holders	—	N/A	—
Total	6,590,793		4,700,785

Item 13. ***Certain Relationships and Related Transactions***

Incorporated by reference to the portion of the Proxy Statement entitled "Additional Information — Certain Relationships and Related Transactions."

Item 14. ***Principal Accounting Fees and Services***

Incorporated by reference to the portion of the Proxy Statement entitled "Additional Information — Independent Auditors' Fees" and "Additional Information — Audit Committee Policy on Pre-Approval of Services of Independent Auditors."

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

1. Financial Statements.

The financial statements listed in the Index to Consolidated Financial Statements are filed as part of this report.

2. Financial Statement Schedule.

Financial Statement Schedule II of NaviSite and the corresponding Report of Independent Registered Public Accounting Firm on Financial Statement Schedule are filed as part of this report. All other financial statement schedules have been omitted as they are either not required, not applicable, or the information is otherwise included.

3. Exhibits.

The Exhibits listed in the Exhibit Index immediately preceding such Exhibits are filed with or incorporated by reference in this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVISITE, INC.

By: /s/ ARTHUR P. BECKER
Arthur P. Becker
Chief Executive Officer

October 26, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been duly signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ ANDREW RUHAN Andrew Ruhan	Chairman of the Board	October 26, 2006
/s/ ARTHUR P. BECKER Arthur P. Becker	President, Chief Executive Officer and Director (Principal Executive Officer)	October 26, 2006
/s/ JOHN J. GAVIN, JR. John J. Gavin, Jr.	Chief Financial Officer (Principal Financial and Principal Accounting Officer)	October 26, 2006
/s/ GABRIEL RUHAN Gabriel Ruhan	Director	October 26, 2006
/s/ JAMES H. DENNEDY James H. Dennedy	Director	October 26, 2006
/s/ LARRY W. SCHWARTZ Larry W. Schwartz	Director	October 26, 2006
/s/ THOMAS R. EVANS Thomas R. Evans	Director	October 26, 2006

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
2.1	Stock Purchase Agreement, dated as of December 31, 2002, by and between ClearBlue Technologies, Inc. and the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Current Report on Form 8-K dated December 31, 2002 (File No. 000-27597).
2.2	Agreement and Plan of Merger and Reorganization, dated as of January 29, 2003, among Avasta Acquisition Corp., Avasta, Inc. and the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
2.3	Agreement and Plan of Merger, dated as of March 26, 2003, by and between the Registrant and Conxion Corporation and Union Acquisition, Corp., a wholly-owned subsidiary of the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Current Report on Form 8-K dated April 2, 2003 (File No. 000-27597).
2.4	Sale Order pursuant to 11 U.S.C. Sections 105, 363, and 1146(c) and Bankruptcy Rules 2002, 6004 and 6006 approving (i) Asset Purchase Agreement, (ii) Sale of Substantially All of Debtors' Assets Free and Clear of All Liens, Claims, Encumbrances and Interests, (iii) Waiver of Stay Provisions under Bankruptcy Rule Section 6004 and 6006 and (iv) Granting Related Relief entered by the Bankruptcy Court for the Southern District of New York (White Plains) on May 15, 2003; together with the Asset Purchase Agreement, dated as of May 15, 2003, by and among Interliant, Inc. and certain of its subsidiaries, and Intrepid Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Registrant, annexed thereto, is incorporated herein by reference to Exhibits to the Registrant's Current Report on Form 8-K dated May 16, 2003 (File No. 000-27597).
2.5	Stock and Asset Acquisition Agreement, dated as of August 8, 2003, by and between the Registrant and ClearBlue Technologies, Inc., is incorporated herein by reference to the Registrant's Current Report on Form 8-K dated August 8, 2003 (File No. 000-27597).
2.6	Amendment to Stock and Asset Acquisition Agreement dated as of February 6, 2004 by and among the Registrant, ClearBlue Technologies, Inc., ClearBlue Technologies/New York, Inc., ClearBlue Technologies/ Santa Clara, Inc., ClearBlue Technologies/ Dallas, Inc. and ClearBlue Technologies/ San Francisco, Inc. is incorporated herein by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated February 6, 2004 (File No. 000-27597).
2.7	Asset Purchase Agreement, dated as of May 6, 2004, by and among the Registrant, Lexington Acquisition Corp. and Surebridge, Inc., is incorporated herein by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated May 6, 2004 (File No. 000-27597).
2.8	First Amendment to Asset Purchase Agreement, dated as of June 10, 2004, by and among the Registrant, Lexington Acquisition Corp. and Surebridge, Inc. is incorporated herein by reference to Exhibit 2.2 to the Registrant's Current Report on Form 8-K dated June 10, 2004 (File No. 000-27597).
2.9	Asset Purchase Agreement, dated as of July 29, 2005, by and among the Registrant, Lexington Acquisition Corp. and Navint Consulting, LLC. is incorporated herein by reference to Exhibit 99.1 of the Registrant's Current Report on Form 8-K filed on August 3, 2005 (File No. 000-27597).
3.1	Amended and Restated Certificate of Incorporation is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999 (File No. 000-27597).
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated as of January 4, 2003, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated as of January 7, 2003, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
3.4	Amended and Restated By-Laws is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999 (File No. 000-27597).
4.1	Specimen certificate representing shares of common stock is incorporated herein by reference to Exhibits to the Registrant's Registration Statement on Form S-1/ A (File No. 333-83501).
10.1	Lease, dated as of May 14, 1999, by and between 400 River Limited Partnership and the Registrant is incorporated herein by reference to Exhibits to the Registrant's Registration Statement on Form S-1 (File No. 333-83501).

Exhibit No.	Description of Exhibit
10.2	Amendment No. 1 to Lease, by and between 400 River Limited Partnership and the Registrant is incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2003 (File No. 000-27597).
10.3	Amendment No. 2 to Lease, dated December 1, 2003, by and between 400 River Limited Partnership and the Registrant is incorporated herein by reference to Exhibits to the Registrant's Registration Statement on Form S-2 filed January 22, 2004 (File No. 333-112087).
10.4	Amendment No. 3 to Lease, by and between 400 River Limited Partnership and the Registrant, is incorporated herein by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K dated September 21, 2004 (File No. 000-27597).
10.5	Lease, made as of April 30, 1999, by and between CarrAmerica Realty Corporation and the Registrant is incorporated herein by reference to Exhibits to the Registrant's Registration Statement on Form S-1 (File No. 333-83501).
10.6	First Amendment to Lease, dated as of August 9, 2006, by and between the Registrant and Carr NP Properties L.L.C. is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated September 11, 2006 (File No. 000-27597).
10.7*	Amended and Restated 1998 Equity Incentive Plan is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999 (File No. 000-27597).
10.8*	1999 Employee Stock Purchase Plan is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999 (File No. 000-27597).
10.9	Letter Agreement, dated October 10, 2002, between ClearBlue Technologies, Inc. and the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2002 (File No. 000-27597).
10.10*	2000 Stock Option Plan is incorporated herein by reference to Exhibits to the Registrant's Annual Report on Form 10-K/A for the fiscal year ended July 31, 2002 (File No. 000-27597).
10.11	Assignment Agreement dated October 11, 2002 by and between the Registrant and Fir Tree Recovery Master Fund, LP and Fir Tree Value Partners, LDC is incorporated herein by reference to Exhibit 4 to the Schedule 13D filed by the Registrant on November 12, 2002 (File No. 005-56549).
10.12	Renunciation Letter dated October 11, 2002 from the Registrant to Interliant, Inc. is incorporated by reference to Exhibit 4 to the Schedule 13D filed by the Registrant on November 12, 2002 (File No. 005-56549).
10.13	Statement of Work, dated as of January 1, 2003, describing the services to be provided to ClearBlue Technologies, Inc. by the Registrant under the Outsourcing Agreement, dated as of January 1, 2003, by and between ClearBlue Technologies, Inc. and the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
10.14	Loan and Security Agreement, dated as of January 3, 2003, by and between ClearBlue Technologies, Inc. as Lender and the Registrant as Borrower, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report of Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
10.15	Loan and Security Agreement, dated as of January 3, 2003, by and between ClearBlue Technologies, Inc. as Borrower and the Registrant as Lender, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report of Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
10.16	First Amendment to Loan and Security Agreement, dated June 2, 2003, by and between ClearBlue Technologies, Inc. and the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003 (File No. 000-27597).
10.17	Loan and Security Agreement, dated as of January 29, 2003, by and between Atlantic Investors, LLC as Lender and the Registrant as Borrower, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report of Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
10.18	Letter, dated as of January 16, 2004, from Atlantic Investors, LLC as Lender to the Registrant as Borrower is incorporated by reference to Exhibits to the Registrant's Registration Statement on Form S-2 filed on January 22, 2004 (File No. 333-112087).

Exhibit No.	Description of Exhibit
10.19	Letter dated as of July 13, 2004, from Atlantic Investors, LLC, as Lender, to the Registrant, as Borrower, is incorporated herein by reference to Exhibit 99.2 to the Registrant's Current Report on Form 8-K dated October 12, 2004 (File No. 000-27597).
10.20	Letter, dated as of October 12, 2004, from Atlantic Investors, LLC as Lender to the Registrant as Borrower is incorporated herein by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K dated October 12, 2004 (File No. 000-27597).
10.21	Letter, dated as of January 14, 2005, from Atlantic Investors, LLC, as lender, to the Registrant, as borrower, is incorporated herein by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed on January 19, 2005 (File No. 000-27597).
10.22	Letter, dated as of April 30, 2005, from Atlantic Investors, LLC, as lender, to the Registrant, as borrower, is incorporated herein by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed on May 10, 2005 (File No. 000-27597).
10.23	Letter, dated as of July 26, 2005, from Atlantic Investors, LLC, as lender, to the Registrant, as borrower, is incorporated herein by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed on July 27, 2005 (File No. 000-27597).
10.24	Letter from Atlantic Investors, LLC dated as of January 31, 2006 is incorporated herein by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed on March 10, 2006 (File No. 000-27597).
10.25*	Employment Agreement, dated as of February 21, 2003, by and between Arthur Becker and the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report of Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
10.26*	Separation Agreement dated as of April 3, 2006, by and between the Registrant and Arthur P. Becker is incorporated herein by reference to exhibit 99.1 to the Registrant's Current Report on Form 8-K dated April 6, 2006 (File No. 000-27597).
10.27	Credit and Guaranty Agreement, dated as of April 11, 2006, by and among the Registrant, certain of its subsidiaries, SilverPoint Finance, LLC, Field Point I, Ltd., Field Point III, Ltd. and SPF CDO I, LLC is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 (File No. 000-27597).
10.28	Amendment No. 1 to Credit and Guaranty Agreement, dated as of June 2, 2006, by and among the Registrant, certain of its subsidiaries, Silver Point Finance, LLC, Field Point I, Ltd., Field Point III, Ltd. and SPF CDO I, LLC is incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 (File No. 000-27597).
10.29	Pledge and Security Agreement, dated as of April 11, 2006, by and among the Registrant, certain of its subsidiaries, SilverPoint Finance, LLC, Field Point I, Ltd., Field Point III, Ltd. and SPF CDO I, LLC is incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 (File No. 000-27597).
10.30	Warrant Purchase Agreement, dated as of April 11, 2006, by and among the Registrant, SPCP Group, L.L.C. and SPCP Group III LLC is incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 (File No. 000-27597).
10.31	Warrant, dated as of April 11, 2006, issued by the Registrant to SPCP Group, L.L.C. is incorporated herein by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 (File No. 000-27597).
10.32	Warrant, dated as of April 11, 2006, issued by the Registrant to SPCP Group III LLC is incorporated herein by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 (File No. 000-27597).
10.33	Amended and Restated Loan Agreement, dated as of April 10, 2006, by and between the Registrant and Atlantic Investors, LLC is incorporated herein by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 (File No. 000-27597).
10.34	Loan Agreement, dated as of April 10, 2006, by and between the Registrant and Atlantic Investors, LLC is incorporated herein by reference to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 (File No. 000-27597).
10.35	Atlantic Fund Guaranty, dated as of April 11, 2006, delivered by Unicorn Worldwide Holdings Limited in favor of the Registrant is incorporated herein by reference to Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 (File No. 000-27597).

Exhibit No.	Description of Exhibit
10.36	Subordination Agreement, dated as of April 11, 2006, by and among the Registrant, certain of its subsidiaries, Silver Point Finance, LLC, Atlantic Investors, LLC and Unicorn Worldwide Holdings Limited is incorporated herein by reference to Exhibit 10.10 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 (File No. 000-27597).
10.37	Registration Rights Agreement, dated May 27, 2003, by and between the Registrant and Silicon Valley Bank, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003 (File No. 000-27597).
10.38	Registration Rights Agreement, dated as of January 30, 2004, by and between the Registrant and Silicon Valley Bank is incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated January 30, 2004 (File No. 000-27597).
10.39	Warrant to Purchase Stock, dated January 30, 2004, issued by the Registrant to Silicon Valley Bank is incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K dated January 30, 2004 (File No. 000-27597).
10.40	Letter Agreement, dated December 11, 2002, between ClearBlue Technologies, Inc. and the Registrant, is incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2002 (File No. 000-27597).
10.41*	Offer of Employment Letter to Kenneth Drake dated July 15, 2003 is incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2003 (File No. 000-27597).
10.42	Form of Indemnification Agreement, as executed by Messrs. Andrew Ruhan, Arthur P. Becker, Gabriel Ruhan, James H. Dennedy, Larry W. Schwartz, Thomas R. Evans, John J. Gavin, Jr. and Monique Cormier is incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2003 (File No. 000-27597).
10.43	Professional Services Agreement between the New York State Department of Labor and AppliedTheory Corporation dated November 2, 2000, is incorporated herein by reference to Exhibit 10.56 of AppliedTheory's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (File No. 000-25759).
10.44	Amendment No. 1 to Professional Services Agreement, dated as of May 2, 2001, by and between the New York State Department of Labor and AppliedTheory Corporation is incorporated by reference to Exhibits to the Registrant's Registration Statement on Form S-2 filed on January 22, 2004 (File No. 333-112087).
10.45	Amendment No. 2 to Professional Services Agreement, dated as of October 5, 2001, by and between the New York State Department of Labor and AppliedTheory Corporation is incorporated by reference to Exhibits to the Registrant's Registration Statement on Form S-2 filed on January 22, 2004 (File No. 333-112087).
10.46	Amendment No. 3 to Professional Services Agreement, dated as of July 24, 2002, by and between the New York State Department of Labor and AppliedTheory Corporation is incorporated by reference to Exhibits to the Registrant's Registration Statement on Form S-2 filed on January 22, 2004 (File No. 333-112087).
10.47	Amendment No. 4 to Professional Services Agreement, dated as of November 12, 2002, by and between the New York State Department of Labor and ClearBlue Technologies Management, Inc. (as assignee of AppliedTheory Corporation) is incorporated by reference to Exhibits to the Registrant's Registration Statement on Form S-2 filed on January 22, 2004 (File No. 333-112087).
10.48	Amendment No. 5 to Professional Services Agreement, dated as of March 25, 2003, by and between the New York State Department of Labor and ClearBlue Technologies Management, Inc. (as assignee of AppliedTheory Corporation) is incorporated by reference to Exhibits to the Registrant's Registration Statement on Form S-2 filed on January 22, 2004 (File No. 333-112087).
10.49	Amendment No. 6 to Professional Services Agreement, dated as of September 24, 2003, by and between the New York State Department of Labor and ClearBlue Technologies Management, Inc. (as assignee of AppliedTheory Corporation) is incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2003 (File No. 000-27597).

Exhibit No.	Description of Exhibit
10.50	Amendment No. 7 to Professional Services Agreement, dated as of January 5, 2004, by and between the New York State Department of Labor and ClearBlue Technologies Management, Inc. (as assignee of AppliedTheory Corporation) is incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2004 (File No. 000-27597).
10.51	Amendment No. 8 to Professional Services Agreement, dated as of July 1, 2005, by and between the New York State Department of Labor and ClearBlue Technologies Management, Inc. (as assignee of AppliedTheory Corporation) is incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2005 (File No. 000-27597).
10.52	Professional Services Agreement, dated as of August 16, 2005, by and between the New York State Department of Labor and ClearBlue Technologies Management, Inc. is incorporated herein by reference to Exhibit 99.1 of the Registrant's Current Report on Form 8-K filed on August 18, 2005 (File No. 000-27597).
10.53	Negotiable Promissory Note dated December 1, 2003 issued by the Registrant to U.S. Managers Realty, Inc. is incorporated by reference to Exhibits to the Registrant's Registration Statement on Form S-2 filed on January 22, 2004.(File No. 333-112087).
10.54	Negotiable Promissory Note dated December 23, 2003 issued by the Registrant to U.S. Managers Realty, Inc. is incorporated by reference to Exhibits to the Registrant's Registration Statement on Form S-2 filed on January 22, 2004 (File No. 333-112087).
10.55	Promissory Note dated June 13, 2002 issued by ClearBlue Technologies Management, Inc. to AppliedTheory Corporation is incorporated by reference to Exhibits to the Registrant's Registration Statement on Form S-2 filed on January 22, 2004 (File No. 333-112087).
10.56	Lease and Services Agreement by and between NaviSite Europe Limited and Global Switch (London) Limited is incorporated by reference to Exhibits to the Registrant's Registration Statement on Form S-2/ A filed on March 8, 2004 (File No. 333-12087).
10.57*	Offer Letter dated June 9, 2004 by and between the Registrant and Stephen Pace is incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed on December 15, 2004 (File No. 000-27597).
10.58	Registration Rights Agreement, dated June 10, 2004, by and between the Registrant and Surebridge, Inc. is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated June 10, 2004 (File No. 000-27597).
10.59*	Employment Agreement, dated as of May 6, 2004, by and between the Registrant and John J. Gavin, Jr. is incorporated by reference to Exhibits to the Registrant's Registration Statement on Form S-2/ A filed on June 29, 2004 (File No. 333-12087).
10.60*	Separation Agreement, dated as of April 6, 2006, by and between the Registrant and John J. Gavin Jr. is incorporated herein by reference to Exhibit 99.2 to the Registrant's Current Report on Form 8-K dated April 6, 2006 (File No. 000-27597).
10.61	Settlement Agreement and Mutual General Release, dated as of January 13, 2005, by and among the Registrant, Atlantic Investors, LLC, Arthur P. Becker, Andrew Ruhan, Gabriel Ruhan and Convergence Associates, Inc., as agent for substantially all of the former Avasta shareholders, is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on February 10, 2005 (File No. 000-27597).
10.62*	NaviSite, Inc. Amended and Restated 2003 Stock Incentive Plan is incorporated herein by reference to Appendix II to the Registrant's Definitive Schedule 14C filed January 5, 2005 (File No. 000-27597).
10.63*	Amendment No. 1 to the NaviSite, Inc. Amended and Restated 2003 Stock Incentive Plan is incorporated herein by reference to Appendix II to the Registrant's Definitive Schedule 14C filed January 5, 2005 (File No. 000-27597).
10.64*	Amendment No. 2 to the Amended and Restated 2003 Stock Incentive Plan is incorporated herein by reference to Appendix II to the Registrant's Definitive Schedule 14C filed March 14, 2006 (File No. 000-27597).
10.65*	Compensation Plan for Senior Vice President, Sales and Marketing, Stephen Pace — Fiscal Year 2005, is incorporated herein by reference to Exhibit 99.2 to the Registrant's Current Report on Form 8-K filed on May 10, 2005 (File No. 000-27597).

Exhibit No.	Description of Exhibit
10.66*	Amended Compensation Plan for Senior Vice President, Sales and Marketing, Stephen Pace — April 1, 2005 — July 31, 2005, is incorporated herein by reference to Exhibit 99.3 to the Registrant's Current Report on Form 8-K filed on May 10, 2005 (File No. 000-27597).
10.67	Agreement and Acknowledgement, dated October 19, 2005, by and among the Registrant, Waythere, Inc., ClearBlue Technologies Management, Inc., Avasta, Inc., Conxion Corporation, Intrepid Acquisition Corp. and Lexington Acquisition Corp. is incorporated herein by reference to Exhibit 10.63 to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2005 (File No. 000-27597).
10.68*	Employment Offer Letter, dated August 12, 2005, between the Registrant and Monique Cormier is incorporated herein by reference to Exhibit 10.64 to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2005 (File No. 000-27597).
10.69*	Separation Agreement, dated as of April 3, 2006, by and between the Registrant and Monique Cormier is incorporated herein by reference to Exhibit 99.3 to the Registrant's Current Report on Form 8-K dated April 6, 2006 (File No. 000-27597).
10.70*	Summary Regarding Director Compensation is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2005 (File No. 000-27597).
10.71*	2007 Bonus Letter, dated October 24, 2006, by and between the Registrant and Arthur Becker.
10.72*	2007 Bonus Letter, dated October 24, 2006, by and between the Registrant and John Gavin.
10.73*	2007 Bonus Letter, dated October 24, 2006, by and between the Registrant and Monique Cormier.
14	Code of Business Conduct and Ethics is incorporated herein by reference to Exhibit 14 to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2005 (File No. 000-27597).
21	Subsidiaries of the Registrant.
23	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(*) Management contract or compensatory plan or arrangement required to be filed as an Exhibit to this Annual Report on Form 10-K.

INDEX TO NAVISITE, INC. CONSOLIDATED FINANCIAL STATEMENTS

	Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of July 31, 2006 and 2005	F-3
Consolidated Statements of Operations for the years ended July 31, 2006, 2005 and 2004	F-4
Consolidated Statements of Changes in Stockholders' Equity (Deficit) for the years ended July 31, 2006, 2005 and 2004	F-5
Consolidated Statements of Cash Flows for the years ended July 31, 2006, 2005 and 2004	F-6
Notes to Consolidated Financial Statements	F-7
Report of Independent Registered Public Accounting Firm on Financial Statement Schedule	F-33
Financial Statement Schedule II — Valuation and Qualifying Accounts	F-34

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
NaviSite, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of NaviSite, Inc. and subsidiaries as of July 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended July 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NaviSite, Inc. and subsidiaries as of July 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended July 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective August 1, 2005, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment.*

/s/ KPMG LLP

Boston, Massachusetts
October 11, 2006

NAVISITE, INC.

CONSOLIDATED BALANCE SHEETS

	July 31, 2006	July 31, 2005
	(In thousands, except par value)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,360	$ 6,816
Accounts receivable, less allowance for doubtful accounts of $1,944 and $2,887 at July 31, 2006 and 2005, respectively	11,872	10,688
Due from related party	30	101
Unbilled accounts receivable	430	363
Prepaid expenses and other current assets	8,804	2,806
Total current assets	24,496	20,774
Property and equipment, net	14,914	15,199
Customer lists, less accumulated amortization of $18,104 and $13,228 at July 31, 2006 and 2005, respectively	11,687	16,563
Goodwill	43,159	43,159
Other assets	7,214	4,383
Restricted cash	939	1,099
Total assets	$ 102,409	$ 101,177
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts receivable financing line, net	$ —	$ 20,347
Notes payable to the AppliedTheory Estate	6,000	6,000
Notes payable, current portion	2,115	1,145
Convertible notes payable to Waythere, Inc. (formerly Surebridge)	—	35,361
Note payable to related party	—	3,000
Capital lease obligations, current portion	2,081	1,259
Accounts payable	5,338	8,122
Accrued expenses	11,459	12,865
Accrued interest	913	5,494
Accrued lease abandonment costs, current portion	1,360	2,435
Deferred revenue and deferred other income	2,632	1,923
Customer deposits	1,670	383
Total current liabilities	33,568	98,334
Capital lease obligations, less current portion	741	1,105
Accrued lease abandonment costs, less current portion	1,628	1,359
Deferred tax liabilities	2,512	1,338
Other long-term liabilities	3,258	1,304
Note payable to related party	3,000	—
Notes payable, less current portion	59,678	409
Total liabilities	104,385	103,849
Commitments and contingencies (Note 12)		
Stockholders' equity (deficit):		
Preferred stock, $0.01 par value; Authorized 5,000 shares; Issued and outstanding: no shares at July 31, 2006 and 2005	—	—
Common stock, $0.01 par value; Authorized 395,000 shares; Issued and outstanding: 28,959 and 28,487 at July 31, 2006 and 2005, respectively	290	285
Deferred compensation	—	(633)
Accumulated other comprehensive income	203	156
Additional paid-in capital	467,400	453,458
Accumulated deficit	(469,869)	(455,938)
Total stockholders' equity (deficit)	(1,976)	(2,672)
Total liabilities and stockholders' equity (deficit)	$ 102,409	$ 101,177

See accompanying notes to consolidated financial statements.

NAVISITE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended July 31,		
	2006	2005	2004
	(In thousands, except per share data)		
Revenue	$108,844	$109,731	$ 91,126
Revenue, related parties	243	132	46
Total revenue	109,087	109,863	91,172
Cost of revenue (includes stock-based compensation expense under SFAS 123R of $1,024, $0, $0 for financial years ended July 31, 2006, 2005 and 2004, respectively.)	75,064	80,227	68,379
Impairment, restructuring and other, net	—	383	917
Total cost of revenue	75,064	80,610	69,296
Gross profit	34,023	29,253	21,876
Operating expenses:			
Selling and marketing (includes stock-based compensation expense under SFAS 123R of $346, $0, $0 for financial years ended July 31, 2006, 2005 and 2004, respectively.)	14,756	12,993	10,642
General and administrative (includes stock-based compensation expense under SFAS 123R of $2,988, $0, $0 for financial years ended July 31, 2006, 2005 and 2004, respectively.)	21,787	23,600	24,714
Impairment, restructuring and other, net	1,373	2,662	5,286
Total operating expenses	37,916	39,255	40,642
Loss from operations	(3,893)	(10,002)	(18,766)
Other income (expense):			
Interest income	283	61	126
Interest expense and amortization of debt discount	(9,585)	(7,590)	(3,181)
Other income (expense), net	437	2,785	468
Loss before income tax expense	(12,758)	(14,746)	(21,353)
Income tax expense	(1,173)	(1,338)	(1)
Net loss	$(13,931)	$(16,084)	$(21,354)
Basic and diluted net loss per common share	$ (0.49)	$ (0.57)	$ (0.85)
Basic and diluted weighted average number of common shares outstanding	28,601	28,202	25,160

See accompanying notes to consolidated financial statements.

NAVISITE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

	Common Stock		Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Additional Paid-in Capital	Accumulated Deficit	Stockholders' Equity (Deficit)
	Shares	Amount					
	(In thousands)						
Balance at July 31, 2003	23,412	$235	$ —	$(16)	$432,399	$(415,739)	$ 16,879
Exercise of common stock options	159	1	—	—	403	—	404
Issuance of deferred stock-based compensation	—	—	(1,987)	—	1,987	—	—
Amortization of deferred stock-based compensation	—	—	473	—	—	—	473
Issuance of common stock — Avasta earn-out	179	2	—	—	741	—	743
Issuance of stock warrants to Silicon Valley Bank	—	—	—	—	213	—	213
Exercise of Silicon Valley Bank stock warrants	74	1	—	—	(1)	—	—
Issuance of common stock — common control merger with CBT	1,100	10	—	—	2,794	(2,761)	43
Issuance of common stock — Surebridge acquisition	3,000	30	—	—	13,620	—	13,650
Currency translation adjustment	—	—	—	31	—	—	31
Net loss	—	—	—	—	—	(21,354)	(21,354)
Balance at July 31, 2004	27,924	279	(1,514)	15	452,156	(439,854)	11,082
Exercise of common stock options	35	1	—	—	88	—	89
Issuance of common stock related to Avasta arbitration settlement	522	5	—	—	1,325	—	1,330
Issuance of restricted stock	7	—	—	—	6	—	6
Forfeiture of restricted stock	(1)	—	—	—	—	—	—
Forfeiture of deferred stock-based compensation	—	—	122	—	(122)	—	—
Stock compensation and amortization of deferred stock-based compensation	—	—	759	—	5	—	764
Currency translation adjustment	—	—	—	141	—	—	141
Net loss	—	—	—	—	—	(16,084)	(16,084)
Balance at July 31, 2005	28,487	285	(633)	156	453,458	(455,938)	(2,672)
Exercise of common stock options	472	5	—	—	1,116	—	1,121
Issuance of stock warrants to Silver Point Finance	—	—	—	—	9,101	—	9,101
Stock compensation and amortization of deferred stock-based compensation	—	—	633	—	3,725	—	4,358
Currency translation adjustment	—	—	—	47	—	—	47
Net loss	—	—	—	—	—	(13,931)	(13,931)
Balance at July 31, 2006	28,959	$290	$ 0	$203	$467,400	$(469,869)	$ (1,976)

See accompanying notes to consolidated financial statements.

NAVISITE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended July 31,		
	2006	2005	2004
	(In thousands)		
Cash flows from operating activities:			
Net loss	$(13,931)	$(16,084)	$(21,354)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:			
Depreciation and amortization	12,791	14,684	12,902
Mark to market for interest rate cap	110	—	—
Deferred income tax expense	1,174	1,338	—
Impairment of long-lived assets	—	1,820	1,145
(Gain) loss on disposal of assets	(17)	(17)	6
Avasta settlement in common stock	—	490	—
Gain on settlements	(38)	(65)	—
Gain on sale of MBS practice	—	(2,499)	—
Impairment costs associated with abandoned leases	1,373	1,226	5,058
Amortization of warrants	657	107	358
Non-cash stock compensation	4,358	769	473
Provision for bad debts	51	2,288	2,568
Changes in operating assets and liabilities, net of impact of acquisitions			
Accounts receivable	(1,235)	3,364	586
Due from related parties	71	—	(101)
Unbilled accounts receivable	(67)	1,491	(360)
Prepaid expenses and other current assets, net	(2,026)	1,404	(79)
Long-term assets	(957)	369	498
Accounts payable	(1,949)	1,399	(814)
Customer deposits	213	(289)	(1)
Long-term liabilities	1,795	(45)	(844)
Accrued expenses and deferred revenue	(5,783)	(5,146)	(4,687)
Net cash provided by (used for) operating activities	(3,410)	6,604	(4,646)
Cash flows from investing activities:			
Net cash acquired in acquisitions	—	—	6
Purchase of property and equipment	(5,772)	(4,790)	(4,269)
Proceeds from the sale of equipment	17	434	95
Proceeds from the sale of MBS practice	—	3,449	—
Net cash used for investing activities	(5,755)	(907)	(4,168)
Cash flows from financing activities:			
Release of (transfer) to restricted cash	(6,370)	607	1,676
Proceeds from exercise of stock options	1,121	89	404
Proceeds from sale leaseback	—	—	120
Proceeds from notes payable	70,436	1,003	450
Repayment of notes payable	(2,340)	(1,614)	(2,055)
Repayment of accounts receivable line related to acquisition	—	—	(6,874)
Net proceeds from (repayment of) modified accounts receivable line	(20,400)	—	20,400
Payments of notes to affiliates	—	—	(30)
Payoff of Surebridge line of credit and term note	—	—	(3,865)
Payment under note payable to Waythere, Inc. (formerly Surebridge)	(34,611)	(800)	—
Payments on capital lease obligations	(2,127)	(1,361)	(2,079)
Net cash provided by (used for) financing activities	5,709	(2,076)	8,147
Net increase (decrease) in cash	(3,456)	3,621	(667)
Cash and cash equivalents, beginning of year	6,816	3,195	3,862
Cash and cash equivalents, end of year	$ 3,360	$ 6,816	$ 3,195
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 11,540	$ 3,020	$ 1,898

See accompanying notes to consolidated financial statements.

(1) Description of Business

NaviSite, Inc. ("NaviSite", "the Company", "we", "us" or "our") provides information technology (IT) hosting, outsourcing and professional services for mid- to large-sized organizations. Leveraging our set of technologies and subject matter expertise, we deliver cost-effective, flexible solutions that provide responsive and predictable levels of service for our clients' business. Over 940 companies across a variety of industries rely on NaviSite to build, implement and manage their mission-critical systems and applications. NaviSite is a trusted advisor committed to ensuring the long-term success of our customers' business applications and technology strategies. NaviSite has 14 state-of-the-art data centers and 8 major office locations across the U.S., U.K. and India. Substantially all revenue is generated from customers in the United States.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation and Background

NaviSite was formed in 1996 within CMGI, Inc., our former majority stockholder, to support the networks and host Web sites of CMGI, its subsidiaries and several of its affiliated companies. In 1997, we began offering and supplying Web site hosting and management services to companies not affiliated with CMGI. We were incorporated in Delaware in December 1998. In October 1999, we completed our initial public offering of common stock and remained a majority-owned subsidiary of CMGI until September 2002, at which time ClearBlue Technologies, Inc., or CBT, became our majority stockholder.

- In December 2002, we acquired all of the issued and outstanding stock of ClearBlue Technologies Management, Inc., or CBTM, a subsidiary of CBT, which previously had acquired assets from the bankrupt estate of AppliedTheory Corporation related to application management and application hosting services. This acquisition added application management and development capabilities to our managed application services.

- In February 2003, we acquired Avasta, Inc., a provider of application management services, adding automated application and device monitoring software capabilities to our managed application services.

- In April 2003, we acquired Conxion Corporation, a provider of application hosting, content and electronic software distribution and security services. This acquisition added proprietary content delivery software and related network agreements to our managed application services and managed infrastructure services.

- In May 2003, we acquired assets of Interliant, Inc. related to managed messaging, application hosting and application development services. This acquisition added messaging-specific services and capabilities and IBM Lotus Domino expertise, and formed the core of our managed messaging services.

- In August 2003, we acquired assets of CBT related to colocation, bandwidth, security and disaster recovery services, enhancing our managed infrastructure services and adding physical plant assets. Specifically, we acquired all of the outstanding shares of six wholly-owned subsidiaries of CBT with data centers located in Chicago, Illinois; Las Vegas, Nevada; Los Angeles, California; Milwaukee, Wisconsin; Oakbrook, Illinois; and Vienna, Virginia and assumed the revenue and expenses of four additional wholly-owned subsidiaries of CBT with data centers located in Dallas, Texas; New York, New York; San Francisco, California; and Santa Clara, California, which four entities we later acquired.

- In June 2004, we completed the acquisition of substantially all of the assets and liabilities of Surebridge, Inc., a privately held provider of managed application services for mid-market companies. This acquisition broadened our managed application services, particularly in the areas of financial management, supply chain management, human resources management and customer relationship management.

(b) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of NaviSite, Inc. and our wholly-owned subsidiaries, ClickHear, Inc., NaviSite Acquisition Corp., ClearBlue Technologies Management, Inc., Avasta, Inc., Conxion Corporation, Intrepid Acquisition Corp., ClearBlue Technologies/Chicago-Wells, Inc., ClearBlue Technologies/Las Vegas, Inc., ClearBlue Technologies/Los Angeles, Inc., ClearBlue Technologies/Milwaukee, Inc., ClearBlue Technologies/ Oak Brook, Inc., and ClearBlue Technologies/Vienna, Inc., ClearBlue Technologies/New York, Inc., ClearBlue Technologies/Dallas, Inc., ClearBlue Technologies/Santa Clara, Inc., ClearBlue Technologies/San Francisco, Inc., Lexington Acquisition Corp. and NaviSite India Private Limited after elimination of all significant intercompany balances and transactions.

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. Significant estimates made by management include the useful lives of fixed assets and intangible assets, recoverability of long-lived assets, the collectability of receivables, the deferred tax valuation allowance and other assumptions for sublease and lease abandonment reserves.

(d) Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid securities with original maturities of three months or less to be cash equivalents. The Company had restricted cash of $7.4 million and $1.2 million as of July 31, 2006 and July 31, 2005, including $6.5 million and $0.1 million which is classified as short-term on the Consolidated Balance Sheet as of July 31, 2006 and July 31, 2005, respectively and is included in "Prepaid expenses and other current assets". The July 31, 2006 balance primarily represents cash held in escrow for payment to the AppliedTheory Estate against the Note Payable and cash collateral requirements for standby letters of credit associated with several of the Company's facility and equipment leases. The July 31, 2005 balance represents cash collateral requirements for standby letters of credit associated with several of the Company's facility and equipment leases.

(e) Revenue Recognition

Revenue consists of monthly fees for Web site and Internet application management, hosting, colocation and professional services. The Company also derives revenue from the sale of software and related maintenance contracts. Reimbursable expenses charged to clients are included in revenue and cost of revenue. Application management, hosting and colocation revenue is billed and recognized over the term of the contract, generally one to three years, based on actual usage. Installation fees associated with application management, hosting and colocation revenue is billed at the time the installation service is provided and recognized over the term of the related contract. Payments received in advance of providing services are deferred until the period such services are provided. Revenue from professional services is recognized on either a time and material basis as the services are performed or under the percentage of completion method for fixed price contracts. When current contract estimates indicate that a loss is probable, a provision is made for the total anticipated loss in the current period. Contract losses are determined to be the amount by which the estimated service costs of the contract exceed the estimated revenue that will be generated by the contract. Unbilled accounts receivable represents revenue for services performed that have not been billed. Billings in excess of revenue recognized are recorded as deferred revenue until the applicable revenue recognition criteria are met. Revenue from the sale of software is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the fees are fixed and determinable and collection of the resulting receivable is reasonably assured. In instances where the Company also provides application management and hosting services in conjunction with the sale of software, software revenue is deferred and recognized ratably over the expected customer relationship period. If we determine that collection of a fee is not reasonably assured, we defer the fee and recognize revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

(f) Concentration of Credit Risk

Our financial instruments include cash, accounts receivable, obligations under capital leases, debt agreements, derivative instruments, accounts payable, and accrued expenses. As of July 31, 2006, the carrying cost of these instruments approximated their fair value. The financial instruments that potentially subject us to concentration of credit risk consist primarily of accounts receivable. Concentration of credit risk with respect to trade receivables is limited due to the large number of customers across many industries that comprise our customer base. One third-party government customer accounted for 9%, 8% and 12% of our total revenue for the fiscal year ended July 31, 2006, 2005 and 2004, respectively. Accounts receivable included approximately $0.9 million, $1.0 million and $1.5 million due from this third-party customer at July 31, 2006, 2005 and 2004, respectively.

(g) Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period of time from transactions and other events and circumstances from non-owner sources. The Company reports accumulated other comprehensive income (loss), resulting from foreign currency translation adjustments, on the Consolidated Statements of Changes in Stockholders' Equity (Deficit).

(h) Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements and assets acquired under capital leases are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. Assets acquired under capital leases in which title transfers to us at the end of the agreement are amortized over the useful life of the asset. Expenditures for maintenance and repairs are charged to expense as incurred.

Renewals and betterments, which materially extend the life of assets, are capitalized and depreciated. Upon disposal, the asset cost and related accumulated depreciation are removed from their respective accounts and any gain or loss is reflected within "Other income (expense), net" in our Consolidated Statements of Operations.

(i) Long-lived Assets, Goodwill and Other Intangibles

The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

The Company reviews the valuation of goodwill in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Under the provisions of SFAS No. 142, goodwill is required to be tested for impairment annually in lieu of being amortized. This testing is done in the fourth fiscal quarter of each year. Furthermore, goodwill is required to be tested for impairment on an interim basis if an event or circumstance indicates that it is more likely than not an impairment loss has been incurred. An impairment loss shall be recognized to the extent that the carrying amount of goodwill exceeds its implied fair value. Impairment losses shall be recognized in operations. The

Company's valuation methodology for assessing impairment requires management to make judgments and assumptions based on historical experience and projections of future operating performance. If these assumptions differ materially from future results, the Company may record impairment charges in the future.

(j) Income Taxes

We account for income taxes under the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(k) Derivative Financial Instruments

Derivative instruments are recorded in the balance sheet as either assets or liabilities, measured at fair value. Changes in fair value are recognized currently in earnings. The Company utilizes interest rate derivatives to protect against rising interest rates on a portion of its floating rate debt and did not qualify to apply hedge accounting. The interest rate differentials to be received under such derivatives and the changes in the fair value of the instruments are recognized over the life of the agreements as adjustments to interest expense. The principal objectives of the derivative instruments are to minimize the risks and reduce the expenses associated with financing activities. The Company does not use financial instruments for trading purposes.

(l) Lease Expense

Lease expense for the Company's real estate leases, which generally have escalating lease payments over the term of the leases, is recorded on a straight-line basis over the lease term, as defined in SFAS No. 13, Accounting for Leases. The difference between the expense recorded in the consolidated statements of operations and the amount paid is recorded as deferred rent and is included in the consolidated balance sheets.

(m) Advertising Costs

We recognize advertising costs as incurred. Advertising expense was approximately $0.1 million, $0 and $20,000 for the fiscal years ended July 31, 2006, 2005, and 2004, respectively, and is included in the accompanying Consolidated Statements of Operations as a component of selling and marketing expenses.

(n) Stock-Based Compensation Plans

In December 2004, the Financial Accounting Standards Board (FASB) issued a Statement, "Share-Based Payment, an amendment of FASB Statements Nos. 123 and 95" (SFAS 123R), that addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company's equity instruments or that may be settled by the issuance of such equity instruments. The statement eliminates the ability to account for share-based compensation transactions using the intrinsic value method and generally requires that such transactions be accounted for using a fair value based method and recognized as expense in the Consolidated Statement of Operations. In March 2005, the SEC issued Staff Accounting Bulletin (SAB) No. 107 regarding the Staff's interpretation of SFAS 123R. This interpretation provides the Staff's views regarding interpretations between SFAS 123R and certain SEC rules and regulations and provides interpretations of the valuation of share-based payments for public companies. The interpretive guidance is intended to assist companies in applying the provisions of SFAS 123R and investors and users of financial statements in analyzing the information provided.

Following the guidance prescribed in SAB 107, on August 1, 2005, NaviSite adopted SFAS 123R using the modified prospective method, and accordingly, we have not restated the consolidated results of operations from prior interim periods and fiscal years. Under SFAS 123R, we are required to measure compensation cost for all stock based awards at fair value on date of grant and recognize compensation expense over the requisite service period that the awards are expected to vest. For U.S. grants, the Company generally grants options under its equity plan that vest as to 25% of the original number of shares on the six month anniversary of the option holder and thereafter in equal monthly amounts over the three year period commencing on the six month anniversary of the option holder. In February 2006, the Company issued its first option grants to its India employees. The options vest as to 33.33% of the original number of shares on the ninth month following the date of the grant and thereafter in equal monthly amounts over the three year period commencing on the ninth month following the date of grant.

Prior to the adoption of SFAS 123R, we recognized compensation cost for stock options issued with exercise prices set below market prices on the date of grant. We recorded stock compensation expense of approximately $0.8 million and $0.5 million during the fiscal years ended July 31, 2005 and 2004 respectively. The following table illustrates the effect on net loss and net loss per common share if we had applied the fair value recognition provisions of SFAS 123 to stock based compensation.

	Fiscal 2005	Fiscal 2004
	(In thousands, except per share data)	(In thousands, except per share data)
Net Loss, as reported	$(16,084)	$(21,354)
Add: Stock based employee compensation expense From the Amended and Restated 2003 Stock Incentive Plan included in reported net loss	$ 769	$ 473
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards	$ (5,651)	$ (5,702)
Net Loss, as adjusted	$(20,966)	$(26,583)
Net Loss per common share:		
Basic and diluted — as reported	$ (0.57)	$ (0.85)
Basic and diluted — as adjusted	$ (0.74)	$ (1.06)

The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model, assuming no expected dividends and the following weighted average assumptions.

	2005	2004
Risk-free interest rate	3.19%	2.68%
Expected volatility	124.95%	137.34%
Expected life (years)	2.12	2.08
Weighted average fair value of options granted during the period	$ 1.78	$ 4.58

Upon adoption of SFAS 123R, we recognized the compensation expense associated with awards granted after August 1, 2005 and the unvested portion of previously granted awards that remain outstanding as of August 1, 2005, in our Consolidated Statement of Operations for the first quarter of fiscal year 2006. During the year ended July 31, 2006, we recorded approximately $1.0 million in cost of sales, $0.3 million in sales and marketing and $3.0 million in general and administrative expenses for stock-based compensation expense. In February 2006, the Company granted options to certain senior managers as part of the FY06 management bonus program. The options were granted with the standard 42 months vesting schedule with the option to accelerate all vesting if certain performance criteria were achieved. It was probable that the performance criteria were achieved and the options were fully accelerated at July 31, 2006. The stock compensation costs relating to this acceleration was approximately $30,000 and $0.2 million, included in cost of sales and general and administrative expenses, respectively.

Consistent with our valuation method for the disclosure-only provisions of SFAS 123, we are using the Black-Scholes option pricing model to value the compensation expense associated with our stock-based awards under SFAS 123R. In addition, we estimate forfeitures when recognizing compensation expense, and we will adjust our estimate of forfeitures when they are expected to differ. For the three months ended July 31, 2006, we estimated that 5% of options granted will be forfeited before the first vesting tranche. Forfeitures after the first vesting tranche are estimated to not be material. Prior to the quarter ended April 30, 2006, we estimated that 15% of options granted would be forfeited before the first vesting tranche. This change in accounting estimate was reflected by recognizing a cumulative adjustment in compensation cost in the quarter ended April 30, 2006.

The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model, assuming no expected dividends and the following weighted average assumptions. The expected volatility is based upon the historical volatility of the Company's stock price.

	Fiscal 2006
Risk-free interest rate	4.55%
Expected volatility	107.04%
Expected life(years)	2.51
Weighted average fair value of options granted	$ 1.27

The following table reflects stock option activity under the Company's equity plans for the fiscal year ended July 31, 2006.

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Options outstanding, beginning of year	6,086,655	$3.26	—	—
Granted	2,185,825	$1.93	—	—
Exercised	(471,342)	$2.38	—	—
Forfeited or Expired	(1,210,345)	$3.62	—	—
Options Outstanding, July 31, 2006	6,590,793	$2.82	8.36	9,608,473
Options Exercisable, July 31, 2006	3,464,160	$3.33	7.81	4,002,448

The total remaining unrecognized compensation cost related to nonvested awards is $4.1 million. The weighted average period over which the cost is expected to be recognized is 2.11 years.

The following table highlights the activity and value of the nonvested shares during fiscal year 2006.

	Number of Shares	Weighted Average Grant-Date Fair Value
Nonvested shares as of July 31, 2005	3,501,620	$1.99
Granted	2,185,825	$1.27
Vested	(1,856,034)	$2.09
Forfeited	(704,778)	$1.64
Nonvested shares as of July 31, 2006	3,126,633	$1.51

(o) Historical and Unaudited Pro Forma Basic and Diluted Net Loss Per Common Share

Basic net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed using the weighted average number of common and diluted common equivalent shares outstanding during the period, using either the "if-converted" method for convertible preferred stock and notes or the treasury stock method for warrants and options, unless amounts are anti-dilutive.

For fiscal years ended July 31, 2006, 2005 and 2004, net loss per basic and diluted share is based on weighted average common shares and excludes any common stock equivalents, as they would be anti-dilutive due to the reported losses. There were 2,050,240, 406,346 and 970,748 of diluted shares related to warrants, employee stock options and unissued shares related to the Avasta settlement that were excluded as they have an anti-dilutive effect due to the losses for fiscal years 2006, 2005 and 2004, respectively.

(p) Segment Reporting

We currently operate in one reportable segment, managed IT services. The Company's chief operating decision maker reviews financial information at a consolidated level.

(q) Recent Accounting Pronouncements

On September 13, 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. ("SAB 108") which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for fiscal years ending after November 15, 2006. We are currently evaluating the effect, if any, that this pronouncement will have on our financial results.

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective for the fiscal year beginning June 1, 2008. The Company is currently evaluating the impact of the provisions of FAS 157.

In June 2006, the Emerging Issues Task Force ("EITF") reached a consensus on EITF 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement". EITF 06-3 provides that taxes imposed by a governmental authority on a revenue producing transaction between a seller and a customer should be shown in the income statement on either a gross or a net basis, based on the entity's accounting policy, which should be disclosed pursuant to APB Opinion No. 22, "Disclosure of Accounting Policies." If such taxes are significant, and are presented on a gross basis, the amounts of those taxes should be disclosed. EITF 06-3 must be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006. We are currently evaluating the impact EITF 06-3 will have on the presentation of our consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." The provisions of FIN 48 are effective for the fiscal year beginning June 1, 2007. We are currently evaluating the impact of the provisions of FIN 48 will have on our financial results.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140". SFAS No. 155 (1) permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation, (2) clarifies which interest-only strips and principal-only strips are not subject to the requirements of FASB

Statement No. 133, (3) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an imbedded derivative requiring bifurcation, (4) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and (5) amends FASB Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest in other than another derivative financial instrument. SFAS No. 155 is effective January 1, 2007 and we are currently evaluating the effect, if any, that this pronouncement will have on our future financial results.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections: A Replacement of APB Opinion No. 20 and SFAS No. 3." This statement changes the requirements for the accounting for and reporting of a voluntary change in accounting principle, and also applies to instances when an accounting pronouncement does not include specific transition provisions. The statement replaces the previous requirement that voluntary changes be recognized by including the cumulative effect of the change in net income of the period of the change. The statement requires retrospective application of a new accounting principle to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The statement is effective for changes and corrections made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of the statement to have a material effect on its financial condition, results of operations or cash flows.

In November 2005, the FASB issued FASB Staff Position ("FSP") FAS 123(R)-3, "Transition Election to Accounting for the Tax Effects of Share-Based Payment Awards". This FSP requires an entity to follow either the transition guidance for the additional-paid-in-capital pool as prescribed in SFAS No. 123(R), Share-Based Payment, or the alternative transition method as described in the FSP. An entity that adopts SFAS No. 123(R) using the modified prospective application may make a one-time election to adopt the transition method described in this FSP. An entity may take up to one year from the later of its initial adoption of SFAS No. 123(R) or the effective date of this FSP to evaluate its available transition alternatives and make its one-time election. This FSP became effective in November 2005. The adoption of FSP FAS 123(R)-3 will not have a material impact on our consolidated financial statements or the results of operations.

(r) Foreign Currency

The functional currencies of our international subsidiaries are the local currencies. The financial statements of the subsidiaries are translated into U.S. dollars using period end exchange rates for assets and liabilities and average exchange rates during corresponding periods for revenue, cost of revenue and expenses. Translation gains and losses are deferred and accumulated as a separate component of stockholders' equity ("Accumulated other comprehensive income (loss)").

(s) Reclassifications

Certain fiscal year 2005 and fiscal year 2004 amounts have been reclassified to conform to the fiscal year 2006 financial statement presentation.

(3) Impairment of Long-Lived Assets

The Company recorded approximately $0.8 million of impairment charges during fiscal year 2005, for property and equipment, consisting primarily of unamortized leasehold improvements, related to our facilities in Lexington, MA; Santa Clara, CA and Vienna, VA, which we have abandoned. In addition, the Company recorded an impairment charge during the fourth quarter of fiscal year 2005 in the amount of $1.1 million related to its investment in debt securities as discussed in Note 8. The impairment charges are included in "Impairment, restructuring and other" in the accompanying Consolidated Statements of Operations (see Note 12). No such charges were recorded during fiscal year 2006.

During fiscal year 2004, the Company recorded a $1.1 million charge including a $0.6 million impairment charge for furniture and fixtures related to abandoned leases in Houston, TX; Syracuse, NY and San Jose, CA, a $0.2 million charge for capital improvements to our impaired space at 400 Minuteman Road in Andover, MA and a $0.3 million charge related to the impairment of leasehold improvements in our facility at 55 Francisco Street, San Francisco, CA.

All impairment charges were recorded in the Consolidated Statements of Operations based upon the nature of the asset being impaired and the nature of the asset's use. The impairments recorded as a separate component of cost of revenue related to assets that were either being utilized or had at some time been utilized to generate revenue. The determination was based upon how the assets had historically been expensed, either as lease expense or depreciation/amortization.

(4) Property and Equipment

Property and equipment at July 31, 2006 and 2005 are summarized as follows:

	July 31, 2006	July 31, 2005
	(In thousands)	
Office furniture and equipment	$ 3,303	$ 3,159
Computer equipment	45,075	38,690
Software licenses	11,216	10,658
Leasehold improvements	9,958	9,369
	69,552	61,876
Less: Accumulated depreciation and amortization	(54,638)	(46,677)
Property and equipment, net	$ 14,914	$ 15,199

The estimated useful lives of our fixed assets are as follows: office furniture and equipment, 5 years; computer equipment, 3 years; software licenses, the shorter of 3 years or the life of the license; and leasehold improvements, the shorter of the useful life or the lease term.

The cost and related accumulated amortization of property and equipment held under capital leases (classified as computer equipment above) are as follows:

	July 31, 2006	July 31, 2005
	(In thousands)	
Cost	$ 8,505	$ 6,637
Accumulated depreciation and amortization	(7,082)	(6,097)
	$ 1,423	$ 540

(5) Intangible Assets

Intangible assets consist of customer lists resulting from our acquisitions of Avasta, Interliant and Surebridge and the "as if poolings" of CBTM and CBT. The gross carrying amount and accumulated amortization as of July 31, 2006 and 2005 for customer lists related to prior acquisitions are as follows:

	July 31, 2006	July 31, 2005
	(In thousands)	
Gross carrying amount	$ 29,791	$ 29,791
Less: Accumulated amortization	(18,104)	(13,228)
Customer lists, net	$ 11,687	$ 16,563

During the fourth quarter of fiscal year 2005, the Company wrote off approximately $1.2 million of gross carrying value and $0.3 million of related accumulated amortization, in conjunction with the MBS transaction.

Intangible asset amortization expense for the years ended July 31, 2006, 2005 and 2004 aggregated $4.9 million, $5.6 million and $3.8 million, respectively. Customer lists are being amortized over estimated useful lives ranging from five to eight years. The amortization expense related to intangible assets for the next five years is as follows:

Year Ending July 31,	(In thousands)
2007	$3,932
2008	$3,044
2009	$1,868
2010	$1,005
2011	$ 988

(6) Goodwill

The following table presents details of the Company's carrying amount of goodwill for the fiscal years ended July 31:

	Fiscal 2006	Fiscal 2005	Fiscal 2004
		(In thousands)	
Goodwill as of August 1,	$43,159	$45,920	$ 3,206
Goodwill acquired	—	—	42,714
Adjustments to preliminary purchase price allocation	—	(2,761)	—
Goodwill as of July 31,	$43,159	$43,159	$45,920

During the fiscal year ended July 31, 2005, the changes in estimates used for fair value adjustments to assets acquired and liabilities assumed resulted primarily from $3.1 million in working capital adjustments associated with the 2004 Surebridge asset purchase agreement (see Note 7), offset by $0.3 million of changes in estimates of the fair value of certain Surebridge assets and liabilities recorded during the initial purchase price allocation, which was finalized in fiscal 2005.

(7) Acquisition

Surebridge. On June 10, 2004, we completed the acquisition of substantially all of the assets and liabilities of Surebridge, Inc., or Surebridge, a privately held provider of managed application services for mid-market companies (now known as Waythere, Inc.), in exchange for two promissory notes, in the aggregate principal amount of approximately $39.3 million, which were paid off in fiscal year 2006, three million shares of our common stock and the assumption of certain liabilities of Surebridge at closing. The primary reasons for the acquisition included the addition of service offerings, specific contractual relationships with PeopleSoft and Microsoft, and established contractual revenue base, as well as potential operational savings. As the primary reasons for the acquisition were not related to the tangible net assets of Surebridge, the purchase price was significantly in excess of the fair value of the net assets acquired. The acquisition was accounted for under the purchase method of accounting. Upon final resolution of the net worth calculation in the fourth quarter of fiscal year 2005, which resulted in a reduction of approximately $3.1 million in the outstanding principal balance of the outstanding notes payable and a corresponding reduction in goodwill (see Note 6), we completed the final purchase accounting for this acquisition during the fourth quarter of 2005. We have included the financial results of Surebridge in our consolidated financial statement beginning June 10, 2004, the date of acquisition.

(8) Investment in Debt Securities

In a privately negotiated transaction with Fir Tree Recovery Master Fund, LP and Fir Tree Value Partners, LDC, pursuant to an Assignment Agreement dated October 11, 2002 and in a series of open market transactions from certain other third-party holders, we acquired an aggregate principal amount of approximately $36.3 million face value, 10% convertible senior notes (Interliant Notes) due in 2006 of Interliant, Inc. (Interliant) for a total consideration of approximately $2.0 million. Interliant was a provider of managed services, which filed a petition under Chapter 11 of Title 11 of the United States Bankruptcy Code in the Southern District of New York (White Plains) on August 5, 2002, and we made this investment with the intention of participating in the reorganization/sale of Interliant.

On May 16, 2003, the Bankruptcy Court confirmed us as the successful bidder for the purchase of the Interliant Assets. We used $0.6 million of the first projected distributions to be made on our Interliant Notes as partial payment for the assets acquired. As such, we have reduced the carrying value of the Interliant Notes by this amount. On September 30, 2004, the Third Amended Plan of Liquidation of Interliant and its affiliated debtors became effective. As a result of unfavorable facts and circumstances occurring in the fourth quarter of fiscal year 2005, as learned from bankruptcy counsel, which negatively impacted the recoverability of our investment, the Company recorded an impairment charge in the amount of $1.1 million, reducing the carrying value of the Interliant Notes to approximately $0.2 million. The final amount and timing of any distributions we will receive on our Interliant Notes will be determined when all claims against the estate have been settled. It may be greater or less than the remaining $0.2 million carrying value which is included in "Other assets" on our Consolidated Balance Sheets.

(9) Accrued Expenses

Accrued expenses consist of the following:

	July 31,	
	2006	2005
	(In thousands)	
Accrued payroll, benefits and commissions	$ 4,331	$ 3,846
Accrued legal	412	1,361
Accrued accounts payable	2,905	2,896
Accrued contract termination fees	634	429
Accrued sales/use, property and miscellaneous taxes	1,070	1,075
Accrued other	2,107	3,258
	$11,459	$12,865

(10) Debt

Debt consists of the following:

	July 31, 2006	July 31, 2005
	(In thousands)	
Accounts receivable financing line, net	$ —	$20,347
The Term Loan, net of discount	61,345	—
Notes payable to the AppliedTheory Estate	6,000	6,000
Notes payable to the Atlantic Investors	3,000	3,000
Notes payable to landlord	319	1,157
Convertible notes payable to Waythere, Inc. (formerly Surebridge)	—	35,361
Other notes payable	129	397
Total	70,793	66,262
Less current portion	8,115	65,853
Long-term debt	$62,678	$ 409

(a) Term Loan and Revolving Credit Facility

On April 11, 2006, we entered into a senior secured Term Loan and senior secured Revolving Credit Facility, (the Credit Facility) with Silver Point Finance LLC, (the Lender) to repay certain maturing debt and increase borrowing available for corporate purposes. The Term Loan consists of a five-year single-draw Term Loan in the aggregate amount of $70 million. Borrowings under the Term Loan are guaranteed by the Company and all of its subsidiaries. During the first twelve months of the loan, we are required to make quarterly interest only payments to the Lender and commencing one year after closing date of the loan, we are also scheduled to make quarterly repayments of the principal. The maturity date of the Term Loan is April 11, 2011. The Lender is entitled to prepayment of the outstanding balance under the Term Loan, if any, upon the occurrence of various events, including among others, if the Company sells assets and does not reinvest the proceeds in assets, receives cash proceeds from the incurrence of any indebtedness, has excess cash, or closes an equity financing transaction, provided that the first $10 million plus 50% of the remaining net proceeds from an equity financing shall not be subject to the mandatory prepayment requirement. Generally, prepayments are subject to a prepayment premium ranging from 8%-1% depending upon the timing of the prepayment (see Note 11 for discussion of the valuation of this prepayment premium). The unpaid amount of the Term Loan and accrued interest and all other obligations shall become due and payable immediately upon occurrence and continuation of any event of default. Under the Term Loan agreement, we must comply with various financial and non-financial covenants. The financial covenants include among others, minimum fixed charge coverage ratio, maximum consolidated leverage ratio, minimum consolidated EBITDA and maximum annual capital expenditures. The primary non-financial covenants limit our ability to pay dividends, make investments, engage in transactions with affiliates, sell assets, conduct mergers or acquisitions, incur indebtedness or liens, alter capital structure and sell stock. At July 31, 2006 we were not in compliance with the maximum annual capital expenditure covenant which condition was subsequently waived by the Lender.

Outstanding amounts of the Term Loan bear interest at either: (a) 7% per annum plus, the greater of (i) Prime Rate, and (ii) the Federal Funds Effective Rate plus 3%, or (b) 8% plus the floating rate of LIBOR. To the extent interest payable on the Term Loan (a) exceeds the LIBOR Rate plus 5% in year one or (b) exceeds the LIBOR Rate plus 7% for the years thereafter, such amounts exceeding the threshold will be capitalized and added to the outstanding principal amount of the Term Loan and shall incur interest. Outstanding amounts under the Revolving Credit Facility bear interest at either: (a) 7% per annum plus, the greater of (i) Prime Rate, and (ii) the Federal Funds

Effective Rate plus 3%, or (b) 8% plus the floating rate of LIBOR. Interest is payable in arrears on the last day of the month for Base Rate loans, and the last day of the chosen interest period (one, two or three months) for LIBOR Rate loans. We are required to maintain Interest Rate Agreements constituting caps with respect to an aggregate notional principal amount of a portion of the Loan, to limit the Unadjusted LIBOR Rate Component of the interest costs to the Company (see Note 11).

As of July 31, 2006, we had $70.7 million gross outstanding under the Term Loan and had accrued approximately $0.4 million in interest related to this Term Loan. The amount borrowed was used to repay our accounts receivable financing line with Silicon Valley Bank, convertible notes and interest payable to Waythere, Inc. (formerly Surebridge, Inc.) and to pay transaction fees and expenses relating to the loan. In addition, we borrowed $6.4 million which is being held in an escrow account to payoff notes payable to the AppliedTheory Estate.

In connection with the Credit Facility, the Company issued two warrants to purchase an aggregate of 3,514,933 shares of common stock of the Company at an exercise price of $0.01 per share. These warrants were not exercisable until after 90 days following the closing date of the Credit Facility and will expire on April 11, 2016. As of July 31, 2006, we had not borrowed under the Credit Facility. The warrants were fair valued using the Black-Scholes option-pricing model and are recorded in our Consolidated Balance Sheets as a discount to the loan amount of $9.1 million at inception and $8.5 million at July 31, 2006 and will be amortized into interest expense over the five-year term of the Credit Facility.

(b) Note Payable to Atlantic Investors, LLC

On January 29, 2003, we entered into a $10.0 million Loan and Security Agreement (Atlantic Loan) with Atlantic Investors, LLC (Atlantic), a related party. The Atlantic Loan bears an interest rate of 8% per annum. On April 11, 2006, the Company entered into an Amended and Restated Loan Agreement with Atlantic, in connection with and as a condition precedent to the Credit Facility with Silver Point, which amended and restated the existing loan agreement between the Company and Atlantic dated January 29, 2003. Under the Atlantic amendment and related transaction documents, Atlantic agreed to reduce the availability of the Atlantic Loan to the amount outstanding as of April 11, 2006 of $3.0 million and approximately $0.7 million of accrued interest, agreed that this indebtedness shall be an unsecured obligation of the Company, agreed to subordinate this indebtedness to amounts owed by the Company to Silver Point and agreed to extend the maturity date of the loan to the earlier of the date that is 90 days after the earlier of: (a) April 11, 2011, and (b) the date all obligations under the Silver Point Credit Facility have been paid in full.

In the event the Company's outstanding repayment obligations under the Atlantic Loan are not paid in full on or before the date that is 90 days after the closing date of the Silver Point transaction, Atlantic shall have the right, but not the obligation, at all times thereafter until Atlantic receives full payment, of converting such outstanding amounts into shares of the Company's common stock by dividing (i) the dollar value of the outstanding obligation by (ii) $2.81, rounded to the nearest whole share.

At July 31, 2006, we had $3.0 million outstanding under the Atlantic Loan. This amount is shown as Long Term Note Payable to Related Party on our Consolidated Balance Sheets. On July 31, 2006, we had approximately $0.8 million in accrued interest related to this note.

(c) Revolving Credit Facility with Atlantic Investors, LLC

On April 11, 2006, we entered into an unsecured subordinated Revolving Credit Agreement with Atlantic Investors LLC, in connection with and as a condition precedent to the Silver Point credit facility, whereby the Company established a subordinated revolving credit facility with Atlantic (the "Atlantic Facility") in the amount not to exceed $5 million. Credit advances under the Atlantic Facility shall bear interest at either: (a) 7% per annum plus, the greater of (i) Prime Rate, and (ii) the Federal Funds Effective Rate plus 3%, or (b) 8% plus the floating rate of LIBOR. Interest may, at the Company's option, be paid in cash or promissory notes. All outstanding amounts under the Atlantic Facility shall be paid in full by the Company no later than the date that is 90 days after the earlier of: (a) April 11, 2011, and (b) the date all obligations under the Credit Facility have been paid in full.

We plan to use the proceeds of the Atlantic Credit Facility, if necessary, for general corporate and working capital purposes of the Company and its subsidiaries. As of July 31, 2006, there were no borrowings outstanding under the Atlantic Credit Facility.

(d) Notes Payable to the AppliedTheory Estate

As part of CBTM's acquisition of certain AppliedTheory assets, CBTM entered into two unsecured promissory notes totaling $6.0 million (Estate Liability) due to the AppliedTheory Estate on June 13, 2006. The Estate Liability bears interest at 8% per annum, which is due and payable annually. At July 31, 2006, we had approximately $0.5 million in accrued interest related to these notes. At July 31, 2006, we had borrowed $6.4 million from Silver Point Finance as part of the Term Loan and placed it in an escrow account reserved to repay these notes. This $6.4 million is included in "Prepaid expenses and other current assets" on our Consolidated Balance Sheets. In July 2006, NaviSite reached agreement with the secured creditors of AppliedTheory to settle certain claims against the estate of AppliedTheory and repay the outstanding notes including accrued interest for approximately $5.0 million. The settlement agreement is currently awaiting approval by the bankruptcy court and is expected to become final within the next twelve months.

(e) Notes Payable to Landlord

As part of an amendment to our 400 Minuteman Road lease, $2.2 million of our future payments to the landlord of our 400 Minuteman Road facility was transferred into a note payable (Landlord Note). The Landlord Note bears interest at an annual rate of 11% and calls for 36 equal monthly payments of principal and interest, with the final payment due on November 1, 2006. The $2.2 million represents leasehold improvements made by the landlord, on our behalf, to the 400 Minuteman location in order to facilitate the leasing of a portion of the facility (First Lease Amendment), as well as common area maintenance and property taxes associated with the space.

In addition, during fiscal year 2004, we paid $120,000 and we entered into a separate $150,000 note (Second Landlord Note) with the landlord for additional leasehold improvements to facilitate a subleasing transaction involving a specific section of the 400 Minuteman location. The Second Landlord Note bears interest at an annual rate of 11% and calls for 36 equal monthly payments of principal and interest, with the final payment due on March 1, 2007.

(11) Derivative Instruments

In May 2006, the Company purchased an interest rate cap on a notional amount of 70% of the outstanding principal of the Term Loan (see Note 10) until expiration in April 2011. The Company paid approximately $320,000 to lock in a maximum LIBOR interest rate of 6.5% that could be charged on the notional amount during the term of the agreement. As of July 31, 2006, the fair value of the interest rate derivative was approximately $210,000 which is included in Other assets in the Company's Consolidated Balance Sheets. The change in fair value of approximately $110,000 was charged to Other income/(expense), net during the fourth quarter.

The prepayment penalty of our Term Loan was determined to be an embedded derivative which was required to be separately valued from the Term Loan. The Company's third party valuation consultant calculated the fair value of this embedded derivative to be approximately $867,000 which has been included in the Consolidated Balance Sheets as a discount to the Term Loan with an offsetting amount included in "Other long-term liabilities". Amortization of the embedded derivative, calculated on a straight line basis, will be included in interest expense and will reduce the discount to the Term Loan over the term of the loan. Any changes in the valuation of the embedded derivative will be recorded as an adjustment to any interest expense previously recorded and to the discount to the Term Loan with an offsetting adjustment to "Other long-term liabilities".

(12) Commitments and Contingencies

(a) Leases

Abandoned Leased Facilities. During fiscal year 2003, we abandoned our administrative space on the second floor of our 400 Minuteman Road, Andover, MA leased location. We continue to maintain and operate our Data Center on the first floor of the building. While we remain obligated under the terms of the lease for the rent and other costs associated with the second floor of the building, we ceased to use the space on January 31, 2003. Therefore, in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," we recorded a charge to our earnings in fiscal year 2003 of approximately $5.4 million to recognize the costs of exiting the space. The liability is equal to the total amount of rent and other direct costs for the period of time the second floor of the building was expected to remain unoccupied plus the present value of the amount by which the rent paid by us to the landlord exceeds any rent paid to us by a tenant under the terms of a sublease over the remainder of the initial lease term, which is January 2012. During fiscal year 2004, $2.2 million of our future payments to the landlord of our 400 Minuteman Road facility were transferred into a note payable (see Note 10).

Near the end of our fiscal year 2002, we abandoned our sales office space in La Jolla, CA. At that time we were able to sublet the space to a third party. During the second quarter of fiscal year 2003, the sublease tenant stopped making payments under the sublease and has abandoned the space. During fiscal year 2005, we settled all remaining liability with the landlord.

During the third quarter of fiscal year 2003, in conjunction with the Conxion acquisition, we impaired data center and office leases in Chicago, IL and Amsterdam, The Netherlands as these leases provided no economic benefit to the combined Company. During fiscal year 2005, we settled all remaining liability with the landlord of our Amsterdam facility.

During the first quarter of fiscal year 2004, we abandoned administrative office space at 55 Francisco St., San Francisco, CA and data center space and office space located at Westwood Center, Vienna, VA. While we remain obligated under the terms of these leases for the rent and other costs associated with these leases, we made the decision to cease using these spaces on October 31, 2003 and have no foreseeable plans to occupy them in the future. Therefore, in accordance with SFAS No. 146, we recorded a charge to our earnings in the first quarter of fiscal year 2004 of approximately $1.1 million to recognize the costs of exiting the space. The liability is equal to the total amount of rent and other direct costs for the period of time space is expected to remain unoccupied plus the present value of the amount by which the rent paid by us to the landlord exceeds any rent paid to us by a tenant under a sublease over the remainder of the lease terms, which expired in January 2006 for San Francisco, CA and expired in July 2005 for Vienna, VA.

During the fourth quarter of fiscal year 2004, we abandoned administrative office spaces in Houston, TX, San Jose, CA and Syracuse, NY. While we remain obligated under the terms of these leases for the rent and other costs associated with these leases, we made the decision to cease using these spaces during the fourth quarter of fiscal year 2004 and have no foreseeable plans to occupy them in the future. Therefore, in accordance with SFAS No. 146, we recorded a charge to our earnings in the fourth quarter of fiscal year 2004 of approximately $2.7 million to recognize the costs of exiting these spaces. The liability is equal to the total amount of rent and other direct costs for the period of time the spaces are expected to remain unoccupied plus the present value of the amount by which the rent paid by us to the landlord exceeds any rent paid to us by a tenant under a sublease over the remainder of the lease terms, which expire in October 2008 for Houston, TX, November 2006 for San Jose, CA and December 2007 for Syracuse, NY.

(e) Other Stock Option Grants

At July 31, 2006, we had 2,665 outstanding stock options issued outside of existing plans to certain directors at an average exercise price of $135.56. These stock options were fully vested on the grant date and have a contractual life of 10 years.

(16) Related Party Transactions

Beginning April 1, 2004, we entered into an Outsourcing Agreement with ClearBlue Technologies (UK) Limited ("ClearBlue") whereby the Company will provide certain management services as well as manage the day-to-day operations as required by ClearBlue's customers' contracts. The Company charges ClearBlue a monthly fee of £4,700, plus 20% of gross profit (gross profit is revenue collected from ClearBlue customers less the monthly fee), but in the event such calculation is less than $0, 100% of the gross profit shall remain with ClearBlue. During the fiscal years ended July 31, 2006 and 2005, the Company charged ClearBlue approximately $137,000 and $132,000, respectively, under this agreement, which has been included in "Revenue, related parties" in the Consolidated Statements of Operations. As of July 31, 2006 and 2005, there are no amounts outstanding under this agreement.

In fiscal year 2006, we performed professional services and hosting services for a company whose Managing Director is a member of our Board of Directors. In fiscal year 2006, revenue generated from this company was approximately $55,000 and is included in "Revenue, related parties" in the Consolidated Statements of Operations.

In fiscal year 2006, we performed professional services and hosting services for a company whose Chief Executive is related to our Chief Executive Officer. In fiscal year 2006, revenue generated from this company was approximately $51,000 and is included in "Revenue, related parties" in the Consolidated Statements of Operations.

(17) Selected Quarterly Financial Data (Unaudited)

Financial information for interim periods was as follows:

	Fiscal Year Ended July 31, 2006			
	Q1	Q2	Q3	Q4
	(In thousands)			
Revenue	$25,440	$26,305	$27,923	$29,419
Gross profit	7,763	7,612	8,798	9,850
Net loss	(3,470)	(3,968)	(3,448)	(3,045)
Net loss per common share (a)	$ (0.12)	$ (0.14)	$ (0.12)	$ (0.11)

	Fiscal Year Ended July 31, 2005			
	Q1	Q2	Q3	Q4
	(In thousands)			
Revenue	$28,894	$28,381	$26,796	$25,792
Gross profit	6,074	7,713	7,534	7,932
Net loss	(6,576)	(4,632)	(3,033)	(1,843)
Net loss per common share (a)	$ (0.24)	$ (0.17)	$ (0.11)	$ (0.06)

(a) Net loss per common share is computed independently for each of the quarters based on the weighted average number of shares outstanding during the quarter. Therefore, the aggregate per share amount for the quarters may not equal the amount calculated for the full year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
NaviSite, Inc. and Subsidiaries:

Under date of October 11, 2006, we reported on the consolidated balance sheets of NaviSite, Inc. and subsidiaries as of July 31, 2006 and 2005 and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended July 31, 2006, which are contained in the July 31, 2006 Annual Report on Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule of Valuation and Qualifying Accounts in this Form 10-K. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits. In our opinion, such financial statement schedule when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP
Boston, Massachusetts
October 11, 2006

NAVISITE, INC.

VALUATION AND QUALIFYING ACCOUNTS

	Years Ended July 31, 2006, 2005, and 2004				
	Balance at Beginning of Year	Additions Charged to Expense	Other	Deductions from Reserve	Balance at End of Year
	(In thousands)				
Year ended July 31, 2004:					
Allowance for doubtful accounts	$2,030	$2,568	$—	$(2,100)	$2,498
Year ended July 31, 2005:					
Allowance for doubtful accounts	$2,498	$2,288	$—	$(1,899)	$2,887
Year ended July 31, 2006:					
Allowance for doubtful accounts	$2,887	$ 51	$—	$ (994)	$1,944


NaviSite

400 Minuteman Road
Andover, Massachusetts 01810

November 1, 2006

Dear NaviSite Stockholders:

I am pleased to invite you to attend the 2006 Annual Meeting of Stockholders of NaviSite, Inc. to be held on Tuesday, December 12, 2006 at 9:00 a.m., local time, at The Westin Boston Waterfront hotel located at 425 Summer Street, Boston, MA 02210.

Specific details regarding admission to the meeting and the business to be conducted at the Annual Meeting are included in the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement. We encourage you to carefully read these materials, as well as the enclosed Annual Report to Stockholders for the fiscal year ended July 31, 2006. NaviSite's Board of Directors recommends that you vote in favor of each of the director nominees and for each other proposal set forth in the Notice of Annual Meeting and Proxy Statement.

Your vote is important. Whether or not you plan to attend the Annual Meeting, I hope you will ensure that your shares are represented and voted at the Annual Meeting by completing and returning the enclosed proxy card. If you do attend the Annual Meeting, you may withdraw your proxy and vote in person if you so desire.

Thank you for your continued support.

Sincerely,

ARTHUR P. BECKER
Chief Executive Officer and President

NAVISITE, INC.

400 Minuteman Road
Andover, MA 01810

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held Tuesday, December 12, 2006

To the Stockholders of NaviSite, Inc.:

Notice is hereby given that the Annual Meeting of Stockholders (the "Annual Meeting") of NaviSite, Inc., a Delaware corporation ("NaviSite"), will be held on Tuesday, December 12, 2006 at 9:00 a.m., local time, at The Westin Boston Waterfront hotel located at 425 Summer Street, Boston, MA 02210, to consider and act upon the following matters:

(1) To elect six members of the Board of Directors of NaviSite (the "Board of Directors") to serve for a one-year term;

(2) To ratify the appointment of KPMG LLP as NaviSite's independent registered public accounting firm for the fiscal year ending July 31, 2007; and

(3) To transact such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has no knowledge of any other business to be transacted at the Annual Meeting.

A copy of NaviSite's Annual Report to Stockholders for the fiscal year ended July 31, 2006, which contains consolidated financial statements and other information of interest to stockholders, is included with this Notice and Proxy Statement.

Admission of stockholders to the Annual Meeting will be on a first-come, first-served basis, and picture identification will be required to enter the Annual Meeting. Each stockholder will be entitled to bring one guest to the Annual Meeting. An individual arriving without picture identification will not be admitted unless it can be verified that the individual is a NaviSite stockholder. Cameras, cellular phones, recording equipment and other electronic devices will not be permitted at the Annual Meeting. NaviSite reserves the right to inspect any persons or items prior to their admission to the Annual Meeting.

Only stockholders of record as of the close of business on Monday, October 23, 2006 are entitled to notice of, and to vote at, the Annual Meeting. All stockholders are cordially invited to attend the meeting.

By order of the Board of Directors,



MONIQUE CORMIER
Secretary

Andover, Massachusetts
November 1, 2006

YOUR VOTE IS IMPORTANT.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND PROMPTLY MAIL IT IN THE ENCLOSED RETURN ENVELOPE TO ASSURE REPRESENTATION OF YOUR SHARES AT THE ANNUAL MEETING. NO POSTAGE NEED BE AFFIXED IF THE PROXY CARD IS MAILED IN THE UNITED STATES.

NAVISITE, INC.

PROXY STATEMENT

Annual Meeting of Stockholders
To Be Held On Tuesday, December 12, 2006

General

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the "Board of Directors" or the "Board") of NaviSite, Inc., a Delaware corporation ("NaviSite"), for use at NaviSite's 2006 Annual Meeting of Stockholders, which will be held on Tuesday, December 12, 2006 (the "Annual Meeting") at 9:00 a.m., local time, at The Westin Boston Waterfront hotel, 425 Summer Street, Boston, MA 02210, and at any adjournments thereof, for the purposes set forth in the Notice of Annual Meeting of Stockholders (the "Notice of Annual Meeting").

The Notice of Annual Meeting, this Proxy Statement, the accompanying proxy card and NaviSite's Annual Report to Stockholders for the fiscal year ended July 31, 2006 (the "2006 Annual Report") are being mailed to stockholders on or about November 3, 2006. NaviSite's principal executive offices are located at 400 Minuteman Road, Andover, Massachusetts 01810 and its telephone number is (978) 682-8300.

Solicitation

The cost of soliciting proxies, including expenses in connection with preparing and mailing this Proxy Statement, will be borne by NaviSite. NaviSite may engage a paid proxy solicitor to assist in the solicitation. Copies of solicitation materials will be furnished to brokerage houses, nominees, fiduciaries and custodians to forward to beneficial owners of NaviSite's common stock, $.01 par value per share, held in their names. In addition to the solicitation of proxies by mail, NaviSite's directors, officers and other employees may, without additional compensation, solicit proxies by telephone, facsimile, electronic communication and personal interviews. NaviSite will also reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to stockholders.

Record Date, Voting Securities and Votes Required

Only holders of record of NaviSite common stock as of the close of business on Monday, October 23, 2006 (the "Record Date") will be entitled to receive notice of and vote at the Annual Meeting and any adjournments thereof. On the Record Date, NaviSite had approximately 29,065,200 shares of common stock issued and outstanding and entitled to be voted. The holders of common stock are entitled to one vote for each share held as of the Record Date on any proposal presented at the Annual Meeting.

A majority of the shares of common stock issued and outstanding and entitled to be voted at the Meeting will constitute a quorum at the Annual Meeting. Votes withheld, abstentions and broker non-votes shall be counted for purposes of determining the presence or absence of a quorum for the transaction of business at the Annual Meeting.

The affirmative vote of the holders of a plurality of the votes cast at the Annual Meeting is required for the election of directors (Proposal No. 1). The affirmative vote of the holders of a majority of the shares of NaviSite common stock present or represented by proxy and voting on the matter is required to ratify the appointment of KPMG LLP as NaviSite's independent registered public accounting firm for the fiscal year ending July 31, 2007 (Proposal No. 2).

Shares which abstain from voting on a particular matter and shares held in "street name" by brokers or nominees who indicate on their proxies that they do not have discretionary authority to vote such shares as to a particular matter ("broker non-votes") will not be counted as votes in favor of such matter and will also not be counted as votes cast or shares voting on such matter. Accordingly, neither abstentions nor broker non-votes will have any effect upon the outcome of voting with respect to the election of directors (Proposal No. 1), which requires a plurality of the votes cast, or the ratification of the appointment of KPMG LLP as NaviSite's independent registered public accounting firm (Proposal No. 2), which requires an affirmative vote of a majority of the shares of NaviSite common stock present or represented by proxy and voting on the matter.

An automated system administered by NaviSite's transfer agent tabulates the votes. The votes on each matter are tabulated separately.

To vote by mail, complete, date and sign the enclosed proxy card and return it in the enclosed envelope. No postage is necessary if the proxy card is mailed in the United States. If you hold your shares through a bank, broker or other nominee, they will give you separate instructions for voting your shares.

Proxies

Voting By Proxy

Voting instructions are included on your proxy card. If you properly complete, sign and date your proxy card and return it to us (in the postage prepaid envelope provided) in time to vote, one of the individuals named as your proxy will vote your shares as you have directed. If you sign and timely return your proxy card but do not indicate how your shares are to be voted with respect to one or more of the proposals to be voted on at the Annual Meeting, your shares will be voted for each of such proposals and in accordance with the judgment of the proxy holders as to any other matter that may be properly brought before the Annual Meeting, and the individuals named in the proxy card will have discretionary authority to vote upon any adjournment of the Annual Meeting.

Revoking Your Proxy

You may revoke your proxy at any time before it is voted by:

- Notifying NaviSite's Secretary in writing at the principal executive offices of NaviSite located at 400 Minuteman Road, Andover, MA 01810, Attention: Secretary, before the Annual Meeting that you have revoked your proxy; or
- Attending the Annual Meeting and voting in person at the Annual Meeting.

Voting in Person

If you plan to attend the Annual Meeting and wish to vote in person, we will give you a ballot at the meeting. However, if your shares are held in the name of your broker, bank or other nominee, you must bring a proxy from your nominee authorizing you to vote your "street name" shares held as of the Record Date.

Householding of Annual Meeting Materials

Some banks, brokers and other nominee record holders may participate in the practice of "householding" proxy statements and annual reports. This means that only one copy of our Proxy Statement or 2006 Annual Report may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of either document to you if you write or call us at the following address or telephone number: Investor Relations Department, NaviSite, Inc., 400 Minuteman Road, Andover, Massachusetts 01810, telephone: (978) 682-8300. If you want to receive separate copies of the Proxy Statement or 2006 Annual Report in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, or other nominee record holder, or you may contact NaviSite at the above address and telephone number.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of September 30, 2006 (unless otherwise indicated), with respect to the beneficial ownership of NaviSite common stock by the following:

- each person known by NaviSite to beneficially own more than 5% of the outstanding shares of NaviSite common stock;
- each of NaviSite's directors;
- each of the Named Executive Officers (as defined below under the heading "Executive Compensation"); and
- all of the current executive officers and directors as a group.

For purposes of the following table, beneficial ownership is determined in accordance with the rules promulgated by the Securities and Exchange Commission (the "SEC") and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as otherwise noted in the footnotes to the table, NaviSite believes that each person or entity named in the table has sole voting and investment power with respect to all shares of NaviSite common stock shown as beneficially owned by them (or shares such power with his or her spouse). Under such rules, shares of NaviSite common stock issuable under options that are currently exercisable or exercisable within 60 days after September 30, 2006 ("Presently Exercisable Options"), shares of our common stock issuable under warrants that are currently exercisable, or exercisable within 60 days after September 30, 2006 ("Presently Exercisable Warrants"), and shares of our common stock issuable upon conversion of amounts owed by us under an outstanding promissory note held by Atlantic Investors, LLC (the "Atlantic Note") are deemed outstanding and are included in the number of shares beneficially owned by a person named in the table and are used to compute the percentage ownership of that person. These shares are not, however, deemed outstanding for computing the percentage ownership of any other person or entity. Unless otherwise indicated, the address of each person listed in the table is c/o NaviSite, Inc., 400 Minuteman Road, Andover, Massachusetts 01810.

The percentage ownership of NaviSite common stock of each person or entity named in the following table is based on 29,059,977 shares of NaviSite common stock outstanding as of September 30, 2006 plus any shares subject to Presently Exercisable Options held by such person.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	
	Number of Shares	Percentage of Class
5% Stockholders		
Atlantic Investors, LLC 20 East 66th Street New York, NY 10021	18,475,069(1)	61.0%
Hewlett-Packard Financial Services Company 420 Mountain Avenue Murray Hill, NJ 07974	4,416,592(2)	15.2%
Waythere, Inc.(3) c/o BG Affiliates One Beacon Street Suite 1500 Boston, MA 02108	2,880,280	9.9%
SPCP Group, L.L.C. and SPCP Group III LLC c/o Silver Point Capital Two Greenwich Plaza Greenwich, CT 06830	3,514,933(4)	12.1%
Directors and Named Executive Officers		
Andrew Ruhan	63,750(5)	*
Arthur P. Becker	1,055,086(6)	3.5%
James Dennedy	98,750(7)	*
Thomas R. Evans	78,750(7)	*
Gabriel Ruhan	475,000(7)	1.6%
Larry Schwartz	98,750(7)	*
John J. Gavin, Jr.	369,446(7)	1.3%
Monique Cormier	55,866(7)	*
All current executive officers and directors as a group (8 persons)	2,295,398(8)	7.4%

* Less than 1%.

(1) Based on information provided by Atlantic Investors, LLC in a Form 4 dated July 28, 2004 filed with the SEC on July 30, 2004. Includes 1,353,417 shares of common stock issuable upon conversion of $3,803,101 owed by us to Atlantic Investors, LLC under the Atlantic Note as of September 30, 2006, which may be converted at any time at the election of Atlantic into shares of our common stock at a conversion price of $2.81. Atlantic Investors, LLC is controlled by two managing members, Unicorn Worldwide Holdings Limited and Madison Technology LLC. Unicorn Worldwide Holdings Limited is jointly controlled by its Board members, Simon Cooper and Simon McNally. Mr. Becker is the managing member of Madison Technology LLC. Messrs. Cooper and McNally for Unicorn Worldwide Holdings Limited and Mr. Becker for Madison Technology LLC share voting and investment power over the securities held by Atlantic Investors, LLC. Mr. A. Ruhan holds a 10% equity interest in Unicorn Worldwide Holdings Limited, a managing member of Atlantic Investors, LLC. Atlantic Investors, LLC has informed us that the 17,121,652 shares of our common stock it holds and the promissory notes issued to Atlantic Investors, LLC by us are currently its sole investment.

(2) Shares are held of record by Hewlett-Packard Financial Services Company, a wholly owned subsidiary of Hewlett-Packard Company, a widely held publicly traded company. Hewlett-Packard Company and Hewlett-Packard Financial Services Company may each be deemed the beneficial owner of these shares.

(3) Based on information provided by Waythere, Inc. (formerly known as Surebridge, Inc.) in a Form 4 filed with the SEC on July 24, 2006. Waythere, Inc. is a corporation with a Board of Directors elected by stockholders. No individual member of the Board of Directors has voting or investment power over the securities held by Waythere.

(4) Consists of shares of common stock issuable upon the exercise of Presently Exercisable Warrants. SPCP Group, L.L.C. is owned by Silver Point Capital Fund, L.P. (the "Fund") and Silver Point Capital Offshore Fund (the "Offshore Fund"). Silver Point, L.P. ("Silver Point") is the investment manager of the Fund and the Offshore Fund. Silver Point is controlled by Edward A. Mule and Robert J. O'Shea. SPCP Group III LLC is an affiliate of Silver Point (via common ownership) and is controlled by Messrs. Mule and O'Shea.

(5) Consists of shares of common stock issuable upon the exercise of Presently Exercisable Options. Excludes 17,121,652 shares of common stock owned by Atlantic Investors, LLC, 1,353,417 shares of common stock underlying the Atlantic Note and 426,134 shares of common stock owned by Global Unicorn Worldwide Holdings S.A.R.L., a wholly owned subsidiary of Unicorn Worldwide Holdings Limited, with respect to all of which Mr. A. Ruhan disclaims beneficial ownership. Mr. A. Ruhan holds a 10% equity interest in Unicorn Worldwide Holdings Limited, a managing member of Atlantic Investors, LLC.

(6) Consists of 213,067 shares of common stock owned by Madison Technology LLC and 842,019 shares of common stock issuable upon the exercise of Presently Exercisable Options. Excludes 17,121,652 shares of common stock owned by Atlantic Investors, LLC and 1,353,417 shares of common stock underlying the Atlantic Note with respect to which Mr. Becker disclaims beneficial ownership. Mr. Becker is the managing member of Madison Technology LLC, a managing member of Atlantic Investors, LLC.

(7) Consists of shares of common stock issuable upon the exercise of Presently Exercisable Options.

(8) Consists of 213,067 shares of common stock owned by Madison Technology LLC and 2,082,331 shares of common stock issuable upon the exercise of Presently Exercisable Options. Excludes 17,121,652 shares of common stock owned by Atlantic Investors, LLC and 1,353,417 shares of common stock underlying the Atlantic Note with respect to which Messrs. A. Ruhan and Becker disclaim beneficial ownership, and 426,134 shares of common stock owned by Global Unicorn Worldwide Holdings S.A.R.L. with respect to which Mr. A. Ruhan disclaims beneficial ownership.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Pursuant to NaviSite's By-Laws, all of the directors are elected at each annual meeting of stockholders and hold office until his or her successor has been elected and qualified or until his or her earlier death, resignation or removal. The By-Laws further provide that the number of directors shall be determined from time to time by resolution of the Board of Directors or by the holders of shares representing a majority of the votes entitled to be cast by all stockholders in any annual election of directors.

The Board of Directors currently has six members. The current members of the Board of Directors are Messrs. Andrew Ruhan, Arthur P. Becker, James Dennedy, Thomas R. Evans, Gabriel Ruhan and Larry Schwartz.

The Board of Directors recommends that the six nominees named below be elected as directors of NaviSite. The persons named as proxies will vote to elect the six nominees named below as directors of NaviSite unless the proxy card is marked otherwise. Each nominee is presently serving as a director, has consented to being named in this Proxy Statement and has indicated his willingness to serve if elected. If for any reason any nominee should become unable or unwilling to serve, the persons named as proxies may vote the proxy for the election of a substitute nominee. The Board of Directors has no reason to believe that any nominee will be unable to serve.

Biographical and certain other information concerning NaviSite's nominees for re-election to the Board of Directors, each of whom is presently serving as a director, is set forth below. Information with respect to the number of shares of NaviSite common stock beneficially owned by each director, as of September 30, 2006, appears above in the section entitled "Security Ownership of Certain Beneficial Owners and Management." With the exception of Andrew Ruhan and Gabriel Ruhan, who are brothers, no director or executive officer is related by blood, marriage or adoption to any other director or executive officer.

Nominees for Election to the Board of Directors

Andrew Ruhan, age 44, has served as Chairman of the Board of NaviSite since September 2002. Mr. Ruhan is also a Managing Director of Bridgehouse Capital, a London-based private equity investment advisory firm. Since 2000, Mr. Ruhan has served as Chief Executive Officer of ClearBlue Technologies, Inc., a managed service provider and an affiliate of NaviSite ("CBT"). From 1998 to 2002, Mr. Ruhan was the co-founder and Chief Executive Officer of GlobalSwitch Group, a data center company in the United Kingdom.

Arthur P. Becker, age 56, has served as a director of NaviSite since September 2002 and its Chief Executive Officer and President since February 2003. Since 2000, Mr. Becker has served as Vice Chairman and a director of CBT. Mr. Becker is also a co-founder of Atlantic Investors, LLC, a holder of approximately 59% of the outstanding shares of NaviSite common stock as of the Record Date. From 1999 to February 2003, Mr. Becker was a private investor and since 1999 he has been the Managing Member of Madison Technology LLC, an investment fund that is focused on technology and telecommunications companies. Madison Technology LLC is a managing member of Atlantic Investors, LLC.

James Dennedy, age 41, has served as a director of NaviSite since January 2003. Since November 2004, Mr. Dennedy has been the President and Chief Executive Officer of Engyro Corporation, an enterprise systems and network management company. From September 2003 until November 2004, Mr. Dennedy served as a Managing Partner of Mitchell-Wright, LLC, a technology buy-out and investment company. From August 2002 to September 2003, Mr. Dennedy was the President of Strategic Software Holdings, LLC, an investment firm making equity investments and buyouts on behalf of itself and its investors in the enterprise software industry. From March 2001 to March 2002, Mr. Dennedy served as President of divine Managed Services, a technology services company.

Thomas R. Evans, age 52, has served as a director of NaviSite since October 2003. Since June 2004, Mr. Evans has been the Chief Executive Officer and President of Bankrate, Inc., an Internet-based consumer banking marketplace. Mr. Evans also serves on the Board of Directors of Bankrate. From September 2002 to June 2004, Mr. Evans was a private investor and consultant. From August 1999 to August 2002, Mr. Evans served as Chairman of the Board and Chief Executive Officer for Official Payments Corp., an online payment service for government taxes and fees. Mr. Evans is also a director of Viceroy, Inc.

Gabriel Ruhan, age 42, has served as a director of NaviSite since October 2002. Since January 2004, Mr. Ruhan has been the Managing Director of Global Marine Systems Limited, a marine technology and engineering company specializing in the maintenance of submarine telecommunications cables. From April 2003 to December 2004, Mr. Ruhan served as NaviSite's Chief Operating Officer. From December 2002 until April 2003, Mr. Ruhan served as NaviSite's Executive Vice President for Business Development. From 1998 to 2002, Mr. Ruhan was Corporate Development Director of GlobalSwitch Group, a data center company in the United Kingdom. Mr. Ruhan is also a director of CBT and NaviSite Europe Ltd., one of NaviSite's subsidiaries located in the United Kingdom.

Larry Schwartz, age 43, has served as a director of NaviSite since May 2003. Since August 2004, Mr. Schwartz has served as the Chief Executive Officer of Bridgehouse Marine Limited, a company that acquires and manages companies providing marine services to the telecommunications and energy industries. In January 2004, Mr. Schwartz founded The Wenham Group, a private equity investment firm. From May 2000 to December 2003, Mr. Schwartz was the Senior Vice President and Chief Restructuring Officer for Genuity Inc., where Mr. Schwartz also served as a member of Genuity's senior management committee.

The Board of Directors recommends a vote FOR the election of the above-named nominees as directors of NaviSite.

PROPOSAL NO. 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected KPMG LLP as NaviSite's independent registered public accounting firm to audit NaviSite's financial statements for the fiscal year ending July 31, 2007. KPMG LLP has audited the financial statements of NaviSite for each fiscal year since NaviSite's inception. If the stockholders do not ratify the selection of KPMG LLP as NaviSite's independent registered public accounting firm, the Audit Committee will reconsider its selection. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in NaviSite's and its' stockholders' best interests. A representative of KPMG LLP is expected to be present at the Annual Meeting and will have the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions from stockholders.

The Board of Directors recommends a vote FOR ratification of the selection of KPMG LLP as NaviSite's independent registered public accounting firm for the fiscal year ending July 31, 2007.

CORPORATE GOVERNANCE AND BOARD MATTERS

Independence of Members of the Board of Directors

Our Board of Directors has determined that our company is a "Controlled Company," as defined in the rules of The Nasdaq Stock Market, Inc. because Atlantic Investors, LLC is the beneficial owner of more than 50% of our voting power. We therefore are exempt from certain independence requirements of the Nasdaq rules, including the requirement to maintain a majority of independent directors on our Board of Directors, an independent compensation committee (although we do have a Compensation Committee comprised of three independent directors) and a standing nominating committee or committee performing a similar function.

To increase the quality of the Board's oversight and to lessen the possibility of damaging conflicts of interest, the Board intends to have at least three "independent directors", as defined from time to time by The Nasdaq Stock Market, by law or by any rule or regulation of any other regulatory body or self-regulatory body applicable to NaviSite. No director will be considered "independent" unless the Board of Directors affirmatively determines that the director has no material relationship with NaviSite (either directly or as a partner, shareholder or officer of an organization that has a relationship with NaviSite). The Board of Directors has determined that each of Messrs. James Dennedy, Thomas Evans and Larry Schwartz is an independent director as defined in the rules of The Nasdaq Stock Market, and none of Messrs. Dennedy, Evans and Schwartz has a material relationship with NaviSite other than by virtue of his service on the Board of Directors.

Board and Committee Meetings

The Board of Directors held 8 meetings during the fiscal year ended July 31, 2006. Each incumbent director attended at least 75% of the aggregate number of meetings of the Board of Directors and of the committees on which he served. NaviSite strongly encourages all directors to attend the annual meeting of stockholders. All members of the Board of Directors attended the 2005 Annual Meeting of Stockholders.

Committees of the Board of Directors

The Board of Directors has designated two principal standing committees, an audit committee (the "Audit Committee") and a compensation committee (the "Compensation Committee"). The current members of the Audit Committee and the Compensation Committee are identified in the following table:

Name	Audit Committee	Compensation Committee
James Dennedy	Chair	X
Thomas R. Evans	X	X
Larry Schwartz	X	Chair

Audit Committee

The Audit Committee assists the Board of Directors in fulfilling its responsibilities to stockholders concerning NaviSite's financial reporting and internal controls. The Audit Committee facilitates open communication among the Audit Committee, Board of Directors, NaviSite's independent registered public accounting firm and management. The Audit Committee discusses with management and NaviSite's independent registered public accounting firm the financial information developed by NaviSite, NaviSite's systems of internal controls and NaviSite's audit process. The Audit Committee is solely and directly responsible for appointing, evaluating, retaining, and, where necessary, terminating the engagement of NaviSite's independent registered public accounting firm. The independent registered public accounting firm meets with the Audit Committee (both with and without the presence of NaviSite's management) to review and discuss various matters pertaining to the audit, including NaviSite's financial statements, the report of the independent registered public accounting firm on the results, scope and terms of their work, and their recommendations concerning the financial practices, controls, procedures and policies employed by NaviSite.

The Audit Committee preapproves all audit services to be provided to NaviSite by the principal auditor and all other services (including reviewing, attestation and non-audit services) to be provided to NaviSite by the independent registered public accounting firm.

The Audit Committee is charged with establishing procedures for (i) the receipt, retention and treatment of complaints received by NaviSite regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by employees of NaviSite of concerns regarding questionable accounting or auditing matters. The Audit Committee reviews all related party transactions on an ongoing basis, and all such transactions must be approved by the Audit Committee. The Audit Committee is authorized, without further action by the Board of Directors, to engage independent legal, accounting and other advisors as it deems necessary or appropriate to carry out its responsibilities. The Board of Directors has adopted a written charter for the Audit Committee, a copy of which is attached as Appendix I hereto.

The Board of Directors has determined that all of the members of the Audit Committee are independent as defined under the rules of The Nasdaq Stock Market, and that the Audit Committee members meet the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1934. During the last fiscal year, the Audit Committee held 6 meetings.

Compensation Committee

The Compensation Committee of the Board of Directors determines salaries, incentives and other forms of compensation for the Chief Executive Officer and the executive officers of NaviSite and reviews and makes recommendations to the Board of Directors with respect to director compensation. In addition, the Compensation Committee administers NaviSite's stock incentive compensation and equity-based plans. The Board of Directors has adopted a written charter for the Compensation Committee. During the last fiscal year, the Compensation Committee held 6 meetings.

Nominating Committee

We are a "Controlled Company," as defined in the rules of The Nasdaq Stock Market, Inc. because Atlantic Investors, LLC is the beneficial owner of more than 50% of our voting power. Therefore, we are exempt from certain independence requirements of the Nasdaq rules, including the requirement to maintain a standing nominating committee or committee performing a similar function, and as such we do not have a separate nominating committee.

The Board serves the function that would otherwise be provided by a separate nominating committee. Each member of the Board of Directors participates in the consideration of director nominees. Generally, the Board of Directors identifies candidates for director nominees in consultation with management and the independent members of the Board, through the use of search firms or other advisers, through the recommendations submitted by stockholders or through such other methods as the Board of Directors deems to be helpful to identify candidates. Once candidates have been identified, the Board of Directors confirms that the candidates meet the qualifications for director nominees established by the Board. The Board of Directors may gather information about the candidates through interviews, questionnaires, background checks, or any other means that the Board of Directors deems to be helpful in the evaluation process. The Board of Directors meets to discuss and evaluate the qualities and skills of each candidate, both on an individual basis and taking into account the overall composition and needs of the Board.

In considering whether to include any particular candidate in the Board's slate of recommended director nominees, the Board will consider the candidate's integrity, education, business acumen, knowledge of NaviSite's business and industry, age, experience, diligence, conflicts of interest and the ability to act in the interests of all stockholders. The Board does not assign specific weights to particular criteria and no particular criterion is a prerequisite for each prospective nominee. NaviSite believes that the backgrounds and qualifications of its directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities. The Board of Directors will consider director candidates who are recommended by the stockholders of NaviSite. Such recommendation for nomination must be in writing and include the following:

- Name and address of the stockholder making the recommendation;
- Number of shares of NaviSite common stock that are owned beneficially and held of record by such stockholder;
- Name and address of the individual recommended for consideration as a director nominee;
- Principal occupation and experience of the director nominee;
- Total number of shares of NaviSite common stock that will be voted for the director nominee by the stockholder making the recommendation; and
- A written statement from the stockholder making the recommendation stating whether the director nominee has indicated his or her willingness to serve if elected and why such recommended candidate would be able to fulfill the duties of a director.

Nominations must be sent to the attention of the Secretary of NaviSite by U.S. mail to NaviSite, Inc., 400 Minuteman Road, Andover, Massachusetts 01810. The Secretary will then provide the nomination to the Board for consideration. Assuming that the required material has been provided on a timely basis, the Board of Directors will evaluate stockholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

Stockholder Communications with the Board of Directors

Stockholders may communicate with the Board of Directors by sending written communications to the Board of Directors or any individual member of the Board of Directors to the following address: Board of Directors, c/o Secretary, NaviSite, Inc., 400 Minuteman Road, Andover, Massachusetts 01810. The Secretary will forward all such correspondence accordingly, except for mass mailings, job inquiries, surveys, business solicitations or advertisements, personal grievances, matters as to which NaviSite tends to receive repetitive or duplicative communications, or patently offensive or otherwise inappropriate material.

ADDITIONAL INFORMATION

Management

Officers are appointed annually by the Board and serve at the discretion of the Board. Set forth below is information regarding the current executive officers of NaviSite.

Name	Age	Position
Arthur P. Becker	56	Chief Executive Officer, President and Director
John J. Gavin, Jr.	51	Chief Financial Officer and Treasurer
Monique Cormier	38	General Counsel, Vice President and Secretary

Arthur P. Becker has served as a director of NaviSite since September 2002 and its Chief Executive Officer and President since February 2003. Since 2000, Mr. Becker has served as Vice Chairman and a director of CBT. Mr. Becker is also a co-founder of Atlantic Investors, LLC, a holder of approximately 59% of the outstanding shares of NaviSite common stock as of the Record Date. From 1999 to February 2003, Mr. Becker was a private investor and since 1999 he has been the Managing Member of Madison Technology LLC, an investment fund that is focused on technology and telecommunications companies. Madison Technology LLC is a managing member of Atlantic Investors, LLC.

John J. Gavin, Jr. has served as our Chief Financial Officer since May 2004. From January 2002 to April 2004, Mr. Gavin was a private investor. From February 2000 through December 2001, Mr. Gavin served as the Senior Vice President and Chief Financial Officer of Cambridge Technology Partners, which was acquired by Novell, Inc. Prior to his work at Cambridge Technology Partners, Mr. Gavin spent twelve years at Data General Corporation rising through the financial organization to Vice President and Chief Financial Officer. Mr. Gavin also spent ten years at Price Waterhouse LLP in various accounting and audit positions including serving as Senior Manager in charge of multi-national audits. From October 2001 until April 2005, Mr. Gavin served on the Board of Directors of Ascential Software Corporation, an enterprise software company providing data integration and management solutions. Mr. Gavin currently serves on the Board of Directors of VistaPrint Ltd., a provider of graphic design services and customized printing products. Mr. Gavin is a certified public accountant.

Monique Cormier has served as the General Counsel, Vice President and Secretary of NaviSite since August 2005. From August 2004 to August 2005, Ms. Cormier served as Associate General Counsel for NaviSite. From March 2004 to July 2005 Ms. Cormier served as a Corporate Associate for Todtman, Nachamie Spizz & Johns, LLP, a general practice law firm. September 2000 to October 2003, Ms. Cormier served as a Corporate Associate for Gunderson Dettmer, LLP, a full service law firm.

Director Compensation

On September 27, 2005, the Board of Directors adopted a new policy with respect to the compensation of the independent directors of the Board and the Chairman of the Board. The new policy provides that each independent director and the Chairman of the Board shall be paid an annual fee of $20,000. In addition, (i) the Chairperson of the Audit Committee and of the Compensation Committee will each receive an additional annual fee of $5,000, (ii) each member of the Audit Committee and the Compensation Committee, other than the Chairman, will receive an additional annual fee of $3,000, and (iii) the Chairman of the Board will receive an additional annual fee of $7,000. Upon initial election to the Board, each independent director and the Chairman of the Board will receive an initial stock option of 50,000 shares of NaviSite common stock, which stock option will vest monthly over a period of three years. Upon re-election to the Board, each independent director and the Chairman of the Board will receive a stock option for 15,000 shares of NaviSite common stock, which stock option will vest monthly over a period of 12 months. The Chairman of the Audit Committee and the Compensation Committee will not receive any additional stock options by virtue of his position as a committee Chairman.

During the 2006 fiscal year, Messrs. G. Ruhan and Becker were not paid for service on the Board of Directors. In accordance with NaviSite's director compensation policy, upon re-election to the Board of

Directors, each of Messrs. A. Ruhan (Chairman), Evans, Dennedy and Schwartz received an option to purchase 15,000 shares of NaviSite common stock on December 8, 2005 at a purchase price per share of $1.25. The option vests monthly over a period of 12 months. For his services as Chairman of the Board, Mr. A. Ruhan also received an option to purchase 50,000 shares of NaviSite common stock on September 27, 2005 at a purchase price per share of $1.45. The option was fully vested at the grant date. In addition, under the director compensation policy, NaviSite paid Mr. Dennedy $8,000 for his service as Chairman of the Audit Committee and as a member of the Compensation Committee; Mr. Evans $6,000 for his service on the Audit Committee and Compensation Committee; Mr. Schwartz $8,000 as Chairman of the Compensation Committee and member of the Audit Committee and Mr. A. Ruhan $7,000 as Chairman of the Board.

Apart from the arrangements discussed above, NaviSite does not pay any cash compensation to members of its Board of Directors for their services as members of the Board of Directors, although directors are reimbursed for their reasonable travel expenses incurred in connection with attending Board of Directors and committee meetings. Directors who are also NaviSite officers or employees are eligible to participate in the Amended and Restated 2003 Stock Incentive Plan.

NaviSite and each member of the Board of Directors have entered into an indemnification agreement pursuant to which the directors will be indemnified by NaviSite, subject to certain limitations, for any liabilities incurred by the directors in connection with their role as directors of NaviSite.

Executive Compensation

Summary Compensation

The following table sets forth certain summary information with respect to the compensation paid during the fiscal years ended July 31, 2006, 2005 and 2004 earned by each of (i) NaviSite's Chief Executive Officer and (ii) two other executive officers who were serving as executive officers on July 31, 2006 whose total annual salary and bonus for fiscal year 2006 exceeded $100,000 (collectively, the "Named Executive Officers"). In the table below, columns required by the regulations of the SEC have been omitted where no information was required to be disclosed under those columns.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation Awards
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Securities Underlying Options**
Arthur P. Becker	2006	275,000	—	103,125
Chief Executive Officer and President	2005	275,000	—	500,000
	2004	275,000	—	460,000
John J. Gavin, Jr.	2006	250,000	25,000(1)	50,000
Chief Financial Officer and Treasurer	2005	250,000	—	300,000
	2004	50,800	—	200,000
Monique Cormier	2006	176,346	20,000(1)	52,500
General Counsel, Vice President and Secretary			—	

(1) Cash paid for bonus under the FY2006 Executive Bonus Program. Bonus was paid on October 13, 2006.

Option Grants During the Fiscal Year Ended July 31, 2006

The following table sets forth information regarding options to purchase NaviSite common stock granted to the Named Executive Officers during the fiscal year ended July 31, 2006. NaviSite has never granted any stock appreciation rights.

STOCK OPTION GRANTS IN THE FISCAL YEAR ENDED JULY 31, 2006

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term ($)(1)	
Name	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price (Per Share) ($)	Expiration Date	5%	10%
Arthur P. Becker	103,125(2)	4.72%	1.48	2/16/2016	95,952	243,142
John J. Gavin, Jr.	50,000(2)	2.29%	1.48	2/16/2016	46,522	117,887
Monique Cormier	40,000(3)	1.83%	1.55	8/31/2015	38,978	98,770
	12,500(2)	0.57%	1.48	2/16/2016	11,631	29,472

(1) Amounts reported in these columns represent hypothetical amounts that may be realized upon exercise of the options immediately prior to the expiration of their term assuming the specified rates of appreciation (5% and 10%) on the underlying common stock over the term of the options. These numbers are calculated based on rules promulgated by the SEC and do not reflect NaviSite's estimate of future stock price growth. Actual gains, if any, on stock option exercises and common stock holdings are dependent on the timing of such exercise and the future performance of the underlying common stock. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the optionholder.

(2) On February 17, 2006, each was granted this option under the Amended and Restated 2003 Stock Incentive Plan. The option grant was a component of the FY2006 Executive Bonus Program. The options are exercisable as to 25% of the original number of shares on August 16, 2006 and thereafter in equal monthly over the three year period commencing on August 16, 2006. The option grant will accelerate in full if incentive targets are met. On October 2, 2006, it was determined that the individuals have met the targets and the options became fully exercisable on October 2, 2006.

(3) On September 1, 2005, Ms. Cormier was granted this option under the Amended and Restated 2003 Stock Incentive Plan. The option is exercisable as to 25% of the original number of shares on February 28, 2006 and thereafter in equal amounts monthly over the three year period commencing on February 28, 2006.

Options Exercised During Fiscal Year Ended July 31, 2006

The following table sets forth the number of exercisable and unexercisable options to purchase NaviSite common stock held by the Named Executive Officers as of July 31, 2006. No stock options to purchase NaviSite common stock were exercised by any Named Executive Officer during the fiscal year ended July 31, 2006.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

	Number of Securities Underlying Unexercised Options at July 31, 2006		Value of Unexercised In the Money Options at July 31, 2006 ($)	
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Arthur P. Becker	658,340	444,785	621,432	930,162
John J. Gavin, Jr.	270,836	279,164	280,340	488,160
Monique Cormier	37,394	55,106	82,901	127,374

Compensation Committee Report on Executive Compensation

NaviSite's executive compensation program is administered by the Compensation Committee of the Board of Directors. The Compensation Committee determines the salaries of, establishes bonuses for and grants stock options to NaviSite's executive officers.

Compensation Philosophy. NaviSite's executive compensation program has three objectives: (i) to align the interests of its executive officers with the interests of NaviSite's stockholders by basing a significant portion of an executive's compensation on NaviSite's performance; (ii) to attract and retain talented executive officers who can contribute to the success of NaviSite; and (iii) to provide incentives for superior performance by NaviSite's executives. To achieve these objectives, the Compensation Committee has developed a compensation program that consists of base salary, short-term incentive compensation in the form of a bonus, and long-term incentive compensation in the form of stock options. These compensation elements are in addition to the general benefit programs that are offered to all of NaviSite's executive officers.

Base Salaries and Short-term Incentive Compensation. The Compensation Committee reviews NaviSite's executive compensation program annually. In its review, the Compensation Committee assesses the competitiveness of NaviSite's executive compensation program by comparing its pay practices with those of other companies whose business and financial condition are similar to that of NaviSite's. In determining individual salaries and bonuses, the Compensation Committee considers overall corporate performance, business unit performance, individual performance and an individual's historical salary and bonus levels. The Compensation Committee established the FY2006 Executive Bonus Program pursuant to which NaviSite paid a bonus of $25,000 to Mr. Gavin and options to purchase 50,000 shares of common stock and $20,000 to Ms. Cormier on October 13, 2006 for FY2006. In addition, Mr. Becker received options to purchase 103,125 shares of common stock, Mr. Gavin received options to purchase 50,000 shares of common stock, and Ms. Cormier received options to purchase 12,500 shares of common stock on February 17, 2006, all of which were fully accelerated upon the achievement of the FY2006 corporate objectives in accordance with the FY2006 Executive Bonus Program.

Long-Term Incentive Compensation. The Compensation Committee believes that placing a portion of an executive's total compensation in the form of stock options achieves three objectives: (i) it aligns the interest of NaviSite's executives directly with those of NaviSite's stockholders; (ii) it gives executives a significant long-term interest in NaviSite's success; and (iii) it helps NaviSite retain key executives. In determining the number and terms of options to grant an executive, the Compensation Committee will primarily consider the executive's past performance and the degree to which an incentive for long-term performance would benefit NaviSite. The Compensation Committee also considers the number of shares of NaviSite common stock covered by, and the exercise price of, outstanding stock options, the total number of shares reserved for issuance under NaviSite's stock option plans, NaviSite's projected hiring needs for the near future and the recent performance of NaviSite.

Compensation of the Chief Executive Officer. The Compensation Committee believes that the compensation of the Chief Executive Officer is consistent with NaviSite's general policies concerning executive compensation and is appropriate in light of NaviSite's financial objectives and performance. Awards of intermediate and long-term incentive compensation to the Chief Executive Officer are considered concurrently with awards to other executive officers and follow the same general policies as such other intermediate and long-term incentive awards. In determining the Chief Executive Officer's compensation, the Compensation Committee considers the factors described above with respect to other executive officers. In addition, the Compensation Committee considers the extent to which the Chief Executive Officer anticipates opportunities and takes advantage of them, the extent to which he anticipates problems and avoids them, the success of his efforts towards building NaviSite's management team, business and infrastructure and his involvement in improving the operating and financial performance of NaviSite. Based on these factors and considerations, the Compensation Committee elected to set Mr. Becker's annual base salary for fiscal 2006 at $275,000. Because of NaviSite's financial condition, NaviSite did not pay any cash bonuses to Mr. Becker in fiscal 2006. In lieu of a cash bonus, the Compensation Committee granted Mr. Becker an option to purchase 103,125 shares of NaviSite common stock at an exercise price per share equal to $1.48. The stock option vested as to 25% of the original number of shares on August 16, 2006 and vests thereafter in equal installments on a monthly basis until fully vested on August 16, 2009.

Policy on Deductibility of Executive Compensation: Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally disallows a federal income tax deduction to public companies for certain compensation over $1,000,000 paid to a company's Chief Executive Officer and four other most highly compensated executive officers. Qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met. The Compensation Committee intends to review the potential effects of Section 162(m) periodically and intends to structure NaviSite's stock option grants and certain other equity-based awards in a manner that is intended to avoid disallowances under Section 162(m) of the Code unless the Compensation Committee believes that such compliance would not be in the best interest of NaviSite or its stockholders.

COMPENSATION COMMITTEE

Larry Schwartz, Chairman
James Dennedy
Thomas R. Evans

Independent Registered Public Accounting Firm Fees

The following table presents fees for professional audit services rendered by KPMG LLP for the audit of NaviSite's annual financial statements for fiscal years ended July 31, 2005 and 2006, and fees billed for other services rendered by KPMG LLP.

	2005	2006
Audit Fees(1)	$529,225	$530,850
Audit-Related Fees(2)	—	18,040
Audit and Audit-Related Fees	529,225	578,890
Tax Fees(3)	65,000	65,000
All Other Fees(4)	—	—
Total Fees	$594,225	$613,890

(1) Audit fees consisted principally of fees for the audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States) and quarterly reviews of the consolidated financial statements. The audit fee for both fiscal years also includes fees for the review of, and consents included within, Navisite's registration statement on Form S-2 and other SEC filings.

(2) Audit-related fees consisted principally of fees for accounting consultation on proposed transactions.

(3) Tax fees consisted principally of fees for tax compliance, tax planning and tax advice.

(4) All other fees include all other non-audit services. No such services were provided during fiscal year 2005 or fiscal year 2006.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

Audit Committee Financial Expert

The Board of Directors has determined that James Dennedy is an "audit committee financial expert" as defined in Item 401(h) of Regulation S-K.

Audit Committee Report

The Audit Committee of the Board of Directors has reviewed and discussed NaviSite's audited financial statements for fiscal year 2006 with NaviSite's management. The Audit Committee has discussed with KPMG, NaviSite's independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 61. The Audit Committee has received the written disclosures and the letter from KPMG required by Independence Standards Board Standard No. 1 and has discussed with KPMG its independence. The Audit Committee also considered whether KPMG's provision of non-audit services to NaviSite is compatible with maintaining KPMG's independence. Based on the review and discussions described above, among other things, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in NaviSite's Annual Report on Form 10-K for fiscal year 2006.

AUDIT COMMITTEE

James Dennedy, Chairman
Larry Schwartz
Thomas R. Evans

The information contained in the foregoing report shall not be deemed to be "soliciting material" or "filed" or incorporated by reference into any of NaviSite's previous or future filings with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent specifically incorporated by reference into a document filed under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act.

Certain Relationships and Related Transactions

SPCP Group, L.L.C. and SPCP Group III LLC

On April 11, 2006, we entered into a Credit and Guaranty Agreement (the "Credit Agreement") with Silver Point Finance, LLC ("Silver Point") and certain affiliated entities whereby Silver Point and the lenders named in the Credit Agreement provided to us a $70 million senior secured term loan facility and a $3 million senior secured revolving credit facility (collectively, the "Credit Facility"). Each of our subsidiaries is also a party to the Credit Agreement as guarantors of our obligations.

The term loan was funded in full on the closing date. During the first twelve (12) months of the loan, we are required to make quarterly interest-only payments to the lenders under the Credit Agreement. We are scheduled to make quarterly repayments of principal commencing approximately one year after the first anniversary of the closing date. The maturity date of the term loan is April 11, 2011.

Outstanding amounts under the term loan bear interest at either: (a) 7% per annum plus, the greater of (i) Prime Rate, and (ii) the Federal Funds Effective Rate plus 3% (the "Base Rate"), or (b) 8% per annum plus the floating rate of LIBOR (the "LIBOR Rate"). To the extent interest payable on the term loan (a) exceeds the LIBOR Rate plus 5% in year one or (b) exceeds the LIBOR Rate plus 7% for the years thereafter, such amounts will be capitalized and added to the outstanding principal amount of the term loan and shall therefore bear interest. Interest is payable in arrears on the last day of the month for Base Rate loans, and the last day of the chosen interest period (one, two or three months) for LIBOR Rate loans.

Principal under the term loan that we repay may not be re-borrowed. In addition, the Credit Agreement requires us to prepay principal prior to its scheduled payment date in certain circumstances, including if we sell assets, have excess cash or close an equity financing transaction; *provided that*, in connection with an equity financing, the first $10,000,000 of net proceeds and 50% of all amounts raised thereafter shall not be subject to the mandatory prepayment requirement and may be kept by us. Generally, prepayments are subject to a prepayment premium.

The revolving facility provides us with the right to borrow up to $3,000,000. The amounts borrowed and repaid under the revolving facility generally may be re-borrowed by us. The revolving facility terminates on April 11, 2011. Outstanding amounts will bear interest at either: (a) the Base Rate, or (b) the LIBOR Rate. Interest is payable in arrears on the last day of the month for Base Rate loans, and the last day of the chosen interest period (one, two or three months) for LIBOR Rate loans.

The Credit Facility is secured by a security interest in substantially all of our and each of our subsidiary's assets. In connection with the grant of such security interest, the parties entered into a Pledge and Security Agreement.

On the closing date of the Credit Facility, we issued two warrants to purchase an aggregate of 3,514,933 shares of our common stock. We issued a warrant to SPCP Group, L.L.C. to purchase 2,636,200 shares of our common stock at an exercise price of $.01 per share, and we issued a warrant to SPCP Group III LLC to purchase 878,733 shares of our common stock at an exercise price of $.01 per share. The warrants are subject to potential weighted-average anti-dilution adjustments that could result in additional shares being issuable upon exercise of the warrants. The warrants expire on April 11, 2016.

At any time and from time to time until April 11, 2016, the warrantholders are entitled to demand and piggyback registration rights, whereby either warrantholder may request that we file a registration statement, or include within a registration statement to be filed, with the Securities and Exchange Commission for the warrantholders' resale of the shares of common stock issuable upon exercise of the warrants.

Atlantic Investors, LLC

Atlantic Investors, LLC owns approximately 59% of our outstanding common stock. Following the closing of the Credit Agreement described above on April 11, 2006, Atlantic Investors' ownership was approximately 43% on a fully diluted basis. In addition, Atlantic Investors holds a promissory note in the principal amount of $3.0 million, the maturity date of which was extended, pursuant to an amended loan agreement dated April 11, 2006, to 90 days after the maturity date of the Credit Agreement.

Some of the members of our management group also serve as members of the management group of Atlantic Investors and its affiliates. Specifically, Andrew Ruhan, the Chairman of our Board, holds a 10% equity interest in Unicorn Worldwide Holdings Limited, a managing member of Atlantic Investors. Arthur Becker, our President and Chief Executive Officer and a member of our Board of Directors, is the managing member of Madison Technology LLC, a managing member of Atlantic Investors

In connection with and as a condition precedent to the Credit Facility, we entered into an Amended and Restated Loan Agreement (the "Atlantic Amendment") with Atlantic Investors, which amended and restated our existing Loan Agreement with Atlantic Investors dated January 29, 2003 (the "2003 Atlantic Agreement," collectively with the Atlantic Amendment, the "Atlantic Loan #1"). The amounts outstanding under the Atlantic Loan #1 are convertible at any time, at Atlantic Investors' option, into shares of our common stock at a conversion price of $2.81.

Also in connection with and as a condition precedent to the Credit Facility, we entered into a Term Loan Agreement with Atlantic Investors whereby we established a subordinated term loan facility with Atlantic in an amount not to exceed $5,000,000. Unicorn Worldwide Holdings Limited (a British Virgin Islands corporation and an affiliate of Atlantic) has guaranteed Atlantic's performance obligations under the Atlantic term loan, pursuant to that certain Atlantic Fund Guaranty made and executed by Unicorn in favor of the Company.

Credit advances under the Atlantic term loan shall bear interest at either: (a) 7% per annum plus; the greater of (i) Prime Rate, and (ii) the Federal Funds Effective Rate plus 3%, or (b) 8% plus the floating rate of LIBOR. Interest may, at our option, be paid in cash or quarterly by promissory notes executed by us on behalf of Atlantic. All outstanding amounts under the Atlantic term note shall be paid in full by us no later than the date that is 90 days after the earlier of: (a) April 11, 2011, and (b) the date all obligations under the Credit Facility have been paid in full.

Under the Atlantic term loan and related transaction documents, Atlantic agreed to subordinate this indebtedness to amounts owed to Silver Point and its affiliates and that such amounts shall be unsecured obligations.

Hewlett-Packard Financial Services Company and Affiliates

In connection with our acquisition of ClearBlue Technologies Management, Inc., a subsidiary of CBT, ("CBTM"), we assumed CBTM's equipment lease pursuant to which CBTM had leased hardware and software from HPFS. Pursuant to the assumed equipment lease, we are required to make monthly payments to HPFS through May 2007, following which we will own the leased items. In connection with our acquisition of Surebridge, we assumed Surebridge's equipment lease pursuant to which Surebridge had leased hardware and software from HPFS. Pursuant to the assumed equipment lease, we are required to make monthly payments to HPFS through May 2007, following which we will own the leased items. In October 2004 we entered into a Reaffirmation and Modification Agreement with HPFS pursuant to which we restructured the equipment lease to refinance past due amounts and remaining obligations under the equipment lease and to finance the buyout amount with respect to the leased hardware and software. In connection with this restructuring, we were required to guaranty the obligations of CBTM and ManagedOps.com, Inc. with respect to the restructured leases. In May 2006 we entered into a Forbearance and Modification Agreement with HPFS pursuant to which we restructured the equipment lease to refinance past due amounts and remaining obligations under the equipment. As of July 31, 2006, the aggregate balance outstanding under the assumed leases was approximately $2.0 million.

Beginning April 1, 2004, we entered into an Outsourcing Agreement with ClearBlue Technologies (UK) Limited ("ClearBlue") whereby, we provide certain management services as well as manage the day-to-day operations as required by ClearBlue's customers' contracts. We charge ClearBlue a monthly fee of £4,700, plus 20% of gross profit (gross profit is revenue collected from ClearBlue customers, less the monthly fee), but in the event such calculation is less than $0, 100% of the gross profit shall remain with ClearBlue. During the fiscal year ended July 31, 2006, we charged ClearBlue approximately $137,000 under this agreement. As of July 31, 2006, there are no amounts outstanding under this agreement.

Pursuant to a services agreement between NaviSite and HPFS, during fiscal year 2006 HPFS provided technology support services to NaviSite for which NaviSite paid approximately $0.3 million.

Waythere, Inc.

On June 10, 2004, we completed the acquisition of substantially all of the assets and liabilities of Waythere, Inc. (f/k/a Surebridge, Inc.) in exchange for two promissory notes in the aggregate principal amount of approximately $39.3 million, three million shares of our common stock and the assumption of certain liabilities of Waythere.

The promissory notes that we issued to Waythere accrued interest on the unpaid balance at an annual rate of 10%, however no interest accrued on any principal paid within nine months of the closing. The maturity date of the notes was June 10, 2006.

On April 11, 2006, we used amounts borrowed under the Credit Facility described above to repay approximately $41,000,000 to Waythere, which included all outstanding principal and accrued but unpaid interest under the two promissory we issued on June 10, 2004.

Stock Performance Graph

The following graph compares the cumulative total return to stockholders of NaviSite common stock for the period from August 1, 2001 through July 31, 2006, with the cumulative total return over the same period of (i) the Nasdaq Composite Index and (ii) a peer group index of publicly traded companies that provide similar services to those of NaviSite (the "Peer Group Index"). The graph assumes the investment of $100 in NaviSite common stock and in each of such indices (and the reinvestment of all dividends, if any) on August 1, 2001. The performance shown is not necessarily indicative of future performance.

Comparison of Cumulative Total Return
Assumes Initial Investment of $100
August 1, 2001 Through July 31, 2006


$120
$100
$80
$60
$40
$20
$0
Aug 1, 2001
7/31/02
7/31/03
7/31/04
7/31/05
7/31/06
NaviSite, Inc.
NASDAQ Composite
Peer Group

Measurement Period (Fiscal Year Covered)	NaviSite, Inc.	Nasdaq Composite Index	Peer Group Index(1)
August 1, 2001	$100.00	$100.00	$100.00
July 31, 2002	$ 16.00	$ 65.76	$ 59.52
July 31, 2003	$ 26.23	$ 86.31	$ 61.34
July 31, 2004	$ 17.96	$ 94.34	$ 66.92
July 31, 2005	$ 16.98	$109.92	$ 66.04
July 31, 2006	$ 34.78	$106.10	$ 74.04

(1) The Peer Group Index is a modified-capitalization weighted index of stocks selected by NaviSite that represents the following publicly traded companies: International Business Machines Corporation, Electronic Data Systems Corporation, Computer Sciences Corporation, Level 3 Communications, Inc., Qwest Communications International Inc., AT&T Corp., Akamai Technologies, Inc. and SBC Communications Inc.

Notwithstanding anything to the contrary set forth in any of NaviSite's filings under the Securities Act or the Exchange Act that might incorporate other filings with the SEC, including this Proxy Statement, in whole or in part, the Compensation Committee Report on Executive Compensation and the Stock Performance Graph shall not be deemed incorporated by reference into any such filings.

Employment Agreements and Severance and Change of Control Arrangements

Arthur Becker

We entered into an employment agreement with Arthur P. Becker as of February 21, 2003, pursuant to which he is employed as NaviSite's Chief Executive Officer and President. His agreement is for a continuous term, but subject to the provisions described below, may be terminated by either party at any time. Pursuant to this agreement, Mr. Becker is entitled to receive:

- a base salary, currently $275,000 per year, which is reviewed by our Board of Directors annually (but no more frequently than annually);
- an annual bonus upon NaviSite's achievement of various financial and/or other goals established by the Board; and
- fringe benefits, including stock options and health insurance and other benefits available to our employees.

If Mr. Becker's employment is terminated (i) by reason of death or disability, (ii) by NaviSite with cause or (iii) due to his voluntary resignation, then he will receive no additional salary or benefits other than what has accrued through the date of termination.

If Mr. Becker's employment is terminated without cause and he signs a general release of known and unknown claims in a form satisfactory to NaviSite, Mr. Becker will receive severance payments at his final base salary rate, less applicable withholding, until the earlier of (i) six months after the date of his termination without cause, or (ii) the date on which he first commences other employment.

Mr. Becker and NaviSite have also entered into an indemnification agreement pursuant to which he will be indemnified by NaviSite, subject to certain limitations, for any liabilities incurred by him in connection with his role as a director and officer of NaviSite.

On April 6, 2006, we entered into a Separation Agreement with Mr. Becker. The Separation Agreement provides that if his employment is terminated by NaviSite other than for cause (as defined), disability (as defined) or death, or by Mr. Becker for good reason (as defined) following a change of control (as defined), then NaviSite shall be obligated to (i) pay Mr. Becker as severance his annual base salary in effect on the date of termination for a period of six months, (ii) pay a lump sum bonus payment equal to his target bonus for the current fiscal year pro rated to the date of termination, (iii) pay any unpaid bonus from the prior fiscal year, (iv) pay all legal fees and expenses incurred by Mr. Becker in seeking to obtain or enforce any right provided by the Separation Agreement, and (v) reimburse Mr. Becker for COBRA payments for health and welfare benefits continuation if he elects COBRA coverage for a period of six months. Mr. Becker will not be entitled to the foregoing benefits if an equivalent benefit is received by him from another employer during the six month period following his termination. The Separation Agreement also provides that following a change of control (as defined) of NaviSite, all options and shares of restricted stock issued to Mr. Becker under NaviSite's Amended and Restated 2003 Stock Incentive Plan or any other NaviSite stock incentive plan will become exercisable and vested in full on the date of the change of control.

NaviSite's obligations to provide the forgoing benefits is subject to the effectiveness of a general waiver and release from Mr. Becker in favor of NaviSite, its directors, officers, employees, representatives, agents and affiliates in a form satisfactory to NaviSite.

On October 24, 2006, we entered into a Bonus Letter with Mr. Becker detailing our 2007 Executive Incentive Program (the "2007 Plan"). Under the 2007 Plan, Mr. Becker's base salary for fiscal 2007 is $350,000, his target incentive bonus is $250,000 and his over-achievement bonus opportunity is $120,000. Payment of the incentive bonus and the over-achievement bonus is dependent on the Company achieving certain financial goals as established by the Board of Directors.

John J. Gavin, Jr.

On April 6, 2006, we entered into a Separation Agreement with Mr. Gavin. The Separation Agreement with Mr. Gavin provides that if his employment is terminated by NaviSite other than for cause (as defined), disability (as defined) or death, or by him for good reason (as defined) following a change of control (as defined), then NaviSite shall be obligated to (i) pay Mr. Gavin as severance his annual base salary in effect on the date of termination for a period of six months, in the case of a termination by NaviSite other than for cause, disability or death, or for a period of twelve months, in the case of a termination by Mr. Gavin for good reason, (ii) pay a lump sum bonus payment to Mr. Gavin equal to his target bonus for the current fiscal year pro rated to the date of termination, (iii) pay to Mr. Gavin any unpaid bonus from the prior fiscal year, (iv) pay all legal fees and expenses incurred by Mr. Gavin in seeking to obtain or enforce any right provided by the Separation Agreement, and (v) reimburse Mr. Gavin for COBRA payments for health and welfare benefits continuation if he elects COBRA coverage for a period of six months, in the case of a termination by NaviSite other than for cause, disability or death, or for a period of twelve months, in the case of a termination by Mr. Gavin for good reason. Mr. Gavin will not be entitled to the foregoing benefits if an equivalent benefit is received by him from another employer during the six month period following his termination, in the case of a termination by NaviSite other than for cause, disability or death, or for a period of twelve months in the case of a termination by him for good reason.

The Separation Agreement also provides that following a change of control (as defined) of NaviSite, all options and shares of restricted stock issued to Mr. Gavin under NaviSite's Amended and Restated 2003 Stock Incentive Plan or any other NaviSite stock incentive plan will become exercisable and vested in full on the date of the change of control.

NaviSite's obligations to provide the forgoing benefits is subject to the effectiveness of a general waiver and release from Mr. Gavin in favor of NaviSite, its directors, officers, employees, representatives, agents and affiliates in a form satisfactory to NaviSite.

On October 24, 2006, we entered into a Bonus Letter with Mr. Gavin detailing our 2007 Plan. Mr. Gavin's compensation under the 2007 Plan includes a fiscal 2007 base salary of $250,000, a target incentive bonus of $125,000 and an over-achievement bonus opportunity of $80,000. Payment of the incentive bonus and the over-achievement bonus is dependent on the Company achieving certain financial goals as established by the Board of Directors.

Monique Cormier

We entered into an employment offer letter with Monique Cormier as of August 12, 2005, pursuant to which she is employed as NaviSite's General Counsel. Pursuant to this agreement, Ms. Cormier is entitled to receive:

- an annual base salary of $180,000 per year; and
- fringe benefits, including stock options and health insurance and other benefits available to our employees.

On April 6, 2006, we entered into a Separation Agreement with Ms. Cormier. The Separation Agreement provides that if her employment is terminated by NaviSite other than for cause (as defined), disability (as defined) or death, or by Ms. Cormier for good reason (as defined) following a change of control (as defined), then NaviSite shall be obligated to (i) pay Ms. Cormier as severance her annual base salary in effect on the date of termination for a period of six months, (ii) pay a lump sum bonus payment equal to her target bonus for the current fiscal year pro rated to the date of termination, (iii) pay any unpaid bonus from the prior fiscal year, (iv) pay all legal fees and expenses incurred by Ms. Cormier in seeking to obtain or enforce any right provided by the Separation Agreement, and (v) reimburse Ms. Cormier for COBRA payments for health and welfare benefits continuation if she elects COBRA coverage for a period of six months. Ms. Cormier will not be entitled to the foregoing benefits if an equivalent benefit is received by her from another employer during the six month period following her termination.

The Separation Agreement also provides that following a change of control (as defined) of NaviSite, all options and shares of restricted stock issued to Ms. Cormier under NaviSite's Amended and Restated 2003 Stock Incentive Plan or any other NaviSite stock incentive plan will become exercisable and vested in full on the date of the change of control.

NaviSite's obligations to provide the forgoing benefits is subject to the effectiveness of a general waiver and release from Ms. Cormier in favor of NaviSite, its directors, officers, employees, representatives, agents and affiliates in a form satisfactory to NaviSite.

On October 24, 2006, we entered into a Bonus Letter with Ms. Cormier detailing our 2007 Plan. Ms. Cormier's compensation under the 2007 Plan includes a fiscal 2007 base salary of $190,000, a target incentive bonus of $55,000 and an over-achievement bonus opportunity of $25,000. Payment of the incentive bonus and the over-achievement bonus is dependent on the Company achieving certain financial goals as established by the Board of Directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires NaviSite's directors, executive officers and persons who own more than 10% of a registered class of NaviSite's equity securities (collectively, "Reporting Persons") to file reports of beneficial ownership and changes in beneficial ownership with the SEC. Based solely upon review of copies of such reports, or other written representations from Reporting Persons, NaviSite believes that, during the fiscal year ended July 31, 2006, all Reporting Persons complied with all applicable requirements of Section 16(a) of the Exchange Act, except that Andrew Ruhan reported one day late the receipt of a stock option for 50,000 shares of common stock granted on September 27, 2005.

Annual Report on Form 10-K

Concurrently with this Proxy Statement, NaviSite is sending a copy of its 2006 Annual Report on Form 10-K without exhibits to all of its stockholders of record as of October 23, 2006. The 2006 Annual Report contains NaviSite's audited consolidated financial statements for the fiscal year ended July 31, 2006.

A copy of NaviSite's Annual Report on Form 10-K (with all exhibits) for the fiscal year ended July 31, 2006 filed with the SEC may be accessed from the SEC's website (www.sec.gov) or may be obtained without charge upon written request to NaviSite, Inc., 400 Minuteman Road, Andover, Massachusetts 01810, Attention: Investor Relations.

Other Matters

The Board of Directors does not know of any other matters which may come before the Annual Meeting. However, if any other matters are properly presented to the meeting, it is the intention of the persons named in the accompanying proxy to vote, or otherwise act, in accordance with their judgment on such matters. Discretionary authority for them to do so is contained in the enclosed proxy card.

An adjournment of the Annual Meeting may be made from time to time by the chairman of the Annual Meeting or by approval of the holders of shares representing a majority of the votes present in person or by proxy at the Annual Meeting, whether or not a quorum exists. In their discretion, the proxies named in the proxy card are authorized to vote upon any adjournment of the Annual Meeting. However, no proxies voted against Proposal No. 2 will be voted in favor of adjournment of the Annual Meeting for the purpose of soliciting additional proxies with respect to any such proposal.

Stockholder Proposals

Proposals of stockholders intended to be presented in NaviSite's proxy statement and form of proxy for the 2007 Annual Meeting of Stockholders in accordance with Rule 14a-8 under the Exchange Act ("Rule 14a-8"), must be received by NaviSite no later than July 13, 2007 in order to be included in NaviSite's proxy statement and form of proxy relating to that meeting.

Under the By-Laws, proposals of stockholders intended to be submitted for a formal vote at NaviSite's 2007 Annual Meeting of Stockholders (other than proposals intended to be included in NaviSite's proxy statement and form of proxy in accordance with Rule 14a-8) may be made only by a stockholder of record who has given notice of the proposal to the Secretary of NaviSite at its principal executive offices no earlier than September 16, 2007 and no later than October 1, 2007.

By order of the Board of Directors,



MONIQUE CORMIER
Secretary

November 1, 2006

NAVISITE, INC.

AUDIT COMMITTEE CHARTER

1. PURPOSE

The purpose of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the stockholders and others, reviewing the systems of internal controls which management and the Board of Directors have established, selecting and reviewing the performance of independent auditors, and overseeing the Company's accounting and financial reporting processes and the audits of the Company's financial statements.

The Audit Committee will fulfill these responsibilities by carrying out the activities enumerated in Section 3 of the Charter. The Audit Committee shall be given full and direct access to the Company's management and independent auditors as necessary to carry out these responsibilities. However, the Audit Committee's function is one of oversight only and shall not relieve the Company's management of its responsibilities for preparing financial statements which accurately and fairly present the Company's financial results and condition, or the responsibilities of the independent auditors relating to the audit or review of financial statements.

The independent auditors' ultimate responsibility is to the Board of Directors and the Audit Committee, as representatives of the stockholders. These representatives have the ultimate authority to select, evaluate and, where appropriate, replace the independent auditors.

2. COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee shall be comprised of not less than three directors, each of whom will be independent as required by Section 10A(m) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), any rules and regulations promulgated thereunder by the Securities and Exchange Commission (the "SEC"), and the applicable rules of NASDAQ. Members of the Audit Committee shall be appointed by the Board of Directors. The Board of Directors may remove members of the Audit Committee from such committee, with or without cause. The compensation of Audit Committee members shall be as determined by the Board of Directors.

All members of the Audit Committee shall be able to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement. At least one member of the Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

3. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Audit Committee shall:

1. Review annually the Audit Committee Charter for adequacy and recommend any changes to the Board.

2. Review the significant accounting principles, policies and practices followed by the Company in accounting for and reporting its financial results of operations in accordance with generally accepted accounting principles ("GAAP").

3. Review the financial, investment and risk management policies followed by the Company in operating its business activities.

4. Review and discuss with the Company's management and independent auditor the Company's audited financial statements, including the matters about which Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards, AU §380) requires discussion.

5. Consider whether it will recommend to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K.

6. Prepare for inclusion where necessary in a proxy or information statement of the Company relating to an annual meeting of security holders at which directors are to be elected (or special meeting or written consents in lieu of such meeting), the report described in Item 306 of Regulation S-K.

7. Review any management letters or internal control reports prepared by the independent auditors or the Company's internal auditors and responses to prior management letters, and review with the independent auditors the Company's internal financial controls.

8. Review the effectiveness of the independent audit effort, including approval of the scope of, and fees charged in connection with, the annual audit, quarterly reviews and any non-audit services being provided.

9. Be directly responsible for the appointment, determination of the compensation for, retention and oversight of the work of the independent auditors employed to conduct the audit (including resolution of disagreements between the independent auditors and management regarding financial reporting) or other audit, review or attest services. The independent auditors shall report directly to the Audit Committee.

10. Pre-approve all audit services and permissible non-audit services by the independent auditors, as set forth in Section 10A of the Exchange Act and the rules and regulations promulgated thereunder by the SEC. The Audit Committee may establish pre-approval policies and procedures, as permitted by Section 10A of the Exchange Act and the rules and regulations promulgated thereunder by the SEC, for the engagement of independent auditors to render services to the Company, including but not limited to policies that would allow the delegation of pre-approval authority to one or more members of the Audit Committee, provided that any pre-approvals delegated to one or more members of the Audit Committee are reported to the Audit Committee at its next scheduled meeting.

11. Review the hiring policies for any employees or former employees of the independent auditors.

12. Obtain on an annual basis a formal written statement from the independent auditors delineating all relationships between the independent auditors and the Company consistent with Independence Standards Board Standard No. 1, and review and discuss with the independent auditors all significant relationships the independent auditors have with the Company which may affect their independence. The Audit Committee is responsible for ensuring the independence of the independent auditors.

13. For each of the first three fiscal quarters and at year end, at an Audit Committee meeting review with management the financial results, the proposed earnings press release and formal guidance which the Company may plan to offer, and review with the independent auditors the results of their review of the interim financial information and audit of the annual financial statements.

14. Review management's analysis of any significant accounting issues, changes, estimates, judgments or unusual items relating to the financial statements and the selection, application and effects of critical accounting policies applied by the Company (including an analysis of the effect of alternative GAAP methods) and review with the independent auditors the reports on such subjects delivered pursuant to Section 10A(k) of the Exchange Act and the rules and regulations promulgated thereunder by the SEC.

15. Following completion of the annual audit, review separately with the independent auditors and management any significant difficulties encountered during the course of the audit.

16. Engage and determine funding for such independent professional advisers and counsel as the Audit Committee determines are appropriate to carry out its functions hereunder. The Company shall provide appropriate funding to the Audit Committee, as determined by the Audit Committee, for payment of (a) compensation to the independent auditors for services approved by the Audit Committee,

(b) compensation to any outside advisers retained by the Audit Committee, and (c) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

17. Report to the Board on a regular basis on the major events covered by the Audit Committee and make recommendations to the Board and management concerning these matters.

18. Perform any other activities consistent with this Charter, the Company's Bylaws and governing law as the Audit Committee or the Board deems necessary or appropriate, including but not limited to the Company's legal and regulatory compliance.

19. Approve all related-party transactions, as defined by applicable rules of NASDAQ, to which the Company is a party.

20. Establish procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (b) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

4. AUDIT COMMITTEE MEETINGS

The Audit Committee shall meet on a regular basis at least four (4) times each year, and will hold special meetings as circumstances require. At all Audit Committee meetings a majority of the total number of members shall constitute a quorum. Minutes shall be kept of each meeting of the Audit Committee. The timing of the meetings to be scheduled for an upcoming fiscal year shall be determined by the Audit Committee prior to the beginning of such fiscal year. A calendar of proposed meetings will be reviewed by the Audit Committee at the same time as the annual Audit Committee Charter review. The calendar shall include appropriate meetings to be held separately with representatives of the independent auditors and management, including a meeting to conduct the reviews required under Section 3.15 above. In addition, the Audit Committee will meet at any time that the independent auditors or management believe communication to the Audit Committee is required.

Approved by the Board of Directors of NaviSite, Inc. on October 17, 2003.